Exhibit 99.1

SUNDIAL GROWERS INC.

NOTICE OF MEETING AND

INFORMATION CIRCULAR

DATED JUNE 21, 2022

FOR THE ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD VIRTUALLY

ON

JULY 21, 2022

AT 1:00 p.m. (Calgary Time)

SUNDIAL GROWERS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD VIRTUALLY ON

JULY 21, 2022

To Shareholders:

Notice is hereby given that the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Sundial Growers Inc. (the “Corporation”) will be held on July 21, 2022 at 1:00 p.m. (Calgary time). Due to the continued public health impacts of the COVID-19 pandemic, the Corporation is again hosting the Meeting in virtual only format. The virtual only format will help mitigate health and safety risks to the community, employees, Shareholders and other stakeholders. The Corporation encourages all Shareholders to virtually attend the Meeting. Shareholders can find important information and detailed instructions about how to attend and participate in the Meeting in the accompanying information circular of the Corporation dated June 21, 2022 (the “Information Circular”).

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/263589432, all in real time, provided they are connected to the Internet and properly follow the instructions contained on the website. Beneficial Shareholders (being Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting or ask questions.

The Meeting and any or all adjournments thereof will be held to:

1.	receive and consider the audited financial statements of the Corporation for the year ended December 31, 2021 and the auditors’ report thereon;

2.	consider and, if thought appropriate, to fix the number of directors of the Corporation for the ensuing year, or as otherwise authorized by the Shareholders, at five (5) members;

3.	elect the directors of the Corporation for the ensuing year;

4.	appoint Marcum LLP as the auditor of the Corporation for the ensuing year at such remuneration as may be fixed by the board of directors of the Corporation;

5.	approve the name change of the Corporation from “Sundial Growers Inc.” to “SNDL Inc.”;

6.

consider and, if deemed advisable, approve a special resolution, with or without amendment, the full text of which is set forth in Appendix “L” – Share Consolidation Resolution, to the accompanying Information Circular, approving the consolidation of the issued and outstanding Common Shares on the basis of not more than one (1) post-consolidation Common Share for every 25 pre-consolidation Common Shares and not less than one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Share Consolidation”), such amendment to become effective at a date to be determined by the board of directors of the Corporation (the “Board”) when the Board considers it to be in the best interests of the Corporation to implement such Share Consolidation, but in any event not later than one year after the date on which the special resolution in respect of the Share Consolidation is approved, all as more particularly described in the Information Circular;

7.

consider, and if deemed advisable, approve a special resolution, with or without amendment, the full text of which is set forth in Appendix “F” – Arrangement Resolution, to the Information Circular, approving a plan of arrangement involving the Corporation, Alcanna Inc. and the Shareholders (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), such Arrangement to become effective at a date to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such

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Arrangement, but in any event not later than one year after the date on which the special resolution in respect of the Arrangement is approved, all as more particularly described in the Information Circular; and

8.	transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The nature of the business to be transacted at the Meeting and the specific details of the matters proposed to be put to the Meeting are described in further detail in the accompanying Information Circular. As a Shareholder, it is very important that you read the Information Circular and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 21, 2022. Shareholders whose names have been entered in the register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his, her or its Common Shares after such date and the transferee of those Common Shares establishes that he, she or it owns the Common Shares and requests, not later than ten (10) days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Common Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and: (i) vote it online at https://login.odysseytryst.com/pxlogin; or (ii) mail it to or deposit it with the Corporation’s Canadian transfer agent, Odyssey Trust Company at:

Odyssey Trust Company

Traders Bank Building

702, 67 Yonge Street

Toronto, Ontario M5E 1J8

Attention: Proxy Department

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment thereof. A Shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. That person does not have to be a Shareholder.

DATED this 21st day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF SUNDIAL GROWERS INC.

/s/ “Zachary George”
Zachary George
Chief Executive Officer and Director

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Court File No. 2201-06999

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,

R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SUNDIAL GROWERS INC.,

ALCANNA INC. AND THE SHAREHOLDERS OF SUNDIAL GROWERS INC.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Sundial Growers Inc. (“Sundial”) with respect to a proposed plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta), as amended (the “ABCA”), involving Sundial, Alcanna Inc. and the holders (the “Shareholders”) of common shares of Sundial (the “Arrangement”), which Arrangement is described in greater detail in the information circular of Sundial dated June 21, 2022 accompanying this Notice of Originating Application. At the hearing of the Application, Sundial intends to seek:

1.

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Shareholders and other affected persons, both from a substantive and procedural perspective;

2.	an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA and pursuant to the terms and conditions of the Plan of Arrangement;

3.

a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA and the issuance of the proof of filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the date such filings have been completed and are effective; and

4.	such other and further orders, declarations or directions as the Court may deem just,

(collectively, the “Final Order”).

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Court of Queen’s Bench of Alberta, 601 – 5th Street SW, Calgary, Alberta, or via video conference if necessary, on July 22, 2022 at 10:00 a.m. (Calgary time) or as soon thereafter as counsel may be heard. Any (a) Shareholder or (b) other interested party desiring to support or oppose the Application may appear at the time of the hearing in person (virtually) or by counsel provided such Shareholder or other interested party files with the Court and serves upon Sundial on or before 4:00 p.m. (Calgary time) on July 15, 2022, a notice of intention to appear in accordance with the Alberta Rules of Court (the “Notice of Intention to Appear”) setting out such Shareholder’s or interested party’s address for service and, if applicable, indicating whether such Shareholder or interested party intends to support or oppose the Application or make submissions together with a summary of the position such person intends to advocate before the Court and any evidence or materials that are to be presented to the Court. Service on Sundial is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Shareholders and any other interested party will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person (virtually) or by counsel, at

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that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the interim order (the “Interim Order”) of the Court dated June 21, 2022, has given directions as to the calling and holding of an annual and special meeting of the Shareholders for the purposes of, among other matters, such Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Shareholders have the right to dissent under the provisions of section 191 of the ABCA, as modified by the terms of the Interim Order and the Plan of Arrangement, in respect of the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if granted, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof with respect to the distribution of the new common shares of Sundial and the common shares of Nova Cannabis Inc. to the Shareholders, as described in, and pursuant to, the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under-mentioned solicitors for Sundial upon written request delivered to such solicitors as follows:

Solicitors for Sundial:

McCarthy Tétrault LLP

4000, 421 – 7th Avenue SW

Calgary, Alberta T2P 4K9

Telephone Number: (403) 260-3647

Attention: Lyndsey Delamont

DATED at the City of Calgary, in the Province of Alberta, this 21st day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF SUNDIAL GROWERS INC.

/s/ “Zachary George”
Zachary George
Chief Executive Officer and Director

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Appendix “B” FORM 51-102F6 – STATEMENT OF EXECUTIVE COMPENSATION	B-1

Appendix “C” AUDIT COMMITTEE CHARTER	C-1

Appendix “D” BOARD MANDATE	D-1

Appendix “E” CHANGE OF AUDITOR PACKAGE	E-1

Appendix “F” ARRANGEMENT RESOLUTION	F-1

Appendix “G” PLAN OF ARRANGEMENT	G-1

Appendix “H” INTERIM ORDER	H-1

Appendix “I” SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)	I-1

Appendix “J” INFORMATION CONCERNING SUNDIAL GROWERS INC.	J-1

Appendix “K” INFORMATION CONCERNING NOVA CANNABIS INC.	K-1

Appendix “L” SHARE CONSOLIDATION RESOLUTION	L-1

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SUNDIAL GROWERS INC.

Information Circular – June 21, 2022

For the Annual and Special Meeting of

Shareholders of Sundial Growers Inc.

to be held on July 21, 2022

FORWARD-LOOKING STATEMENTS

This Information Circular and the documents incorporated by reference herein contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. All statements other than statements of present or historical fact contained in this Information Circular are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof.

Without limiting the generality of the following, this Information Circular contains forward-looking statements pertaining to:

•

the expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to completion of the Arrangement will be satisfied, and the anticipated Effective Date;

•	the perceived benefits of the Arrangement and the Share Consolidation;

•	the anticipated timing of the Meeting;

•	the anticipated timing and contents of the Final Order;

•	the anticipated timing of the Share Consolidation;

•	the anticipated effects of the Share Consolidation and effect on the Corporation’s Nasdaq listing;

•	the anticipated increase of the market price of the Common Shares following the Share Consolidation;

•	the expected returns to Shareholders following the completion of the Arrangement;

•	the anticipated tax treatment of the Arrangement for Shareholders;

•	the Corporation’s ability to obtain the required approvals, including Shareholder and Court approvals, for the Arrangement and the Share Consolidation, as applicable, and the timing of such approvals;

•	the anticipated listing of the Nova Shares, including the Distributed Nova Shares, on a United States stock exchange or other over-the-counter market;

•	the expectations regarding receipt of required Shareholder approvals of the Arrangement Resolution and the Share Consolidation; and

•	the exercise of Dissent Rights by Registered Shareholders with respect to the Arrangement.

The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required under applicable securities laws, the Corporation does not undertake or assume any obligation to publicly update or revise any forward-looking statements. Shareholders should read this entire Information Circular and consult their own professional advisors to assess the legal issues, risk factors and other aspects of the matters to be voted on at the Meeting prior to voting their Common Shares.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular, the following terms shall have the meanings set forth below.

“2021 AGM” means the 2021 annual and special meeting of Shareholders;

“ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9;

“ACB” means adjusted cost base;

“Advance Notice Provisions” means the Corporation’s advance notice bylaws;

“Alcanna” means Alcanna Inc.;

“Alcanna Transaction” means the plan of arrangement involving Alcanna and the shareholders of Alcanna effected pursuant to Section 192 of the Canada Business Corporations Act;

“allowable capital loss” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – Residents of Canada” in this Information Circular;

“Annual Report” means the annual report of Sundial on Form 20-F dated April 27, 2022;

“Annual Retainer” means the annual retainer or salary payable to an Eligible Director;

“Anti-Hedging Policy” means the anti-hedging policy adopted by Sundial;

“Application” has the meaning ascribed to such term under “The Arrangement – Court Approvals – Final Order”;

“Arrangement” means the proposed plan of arrangement involving the Corporation, Alcanna and the Shareholders;

“Arrangement LOT” means the letter of transmittal with respect to the Arrangement;

“Arrangement Resolution” means the resolution approving the Arrangement substantially in the form attached hereto as Appendix “F” – Arrangement Resolution;

“Articles of Arrangement” means means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

“Articles of Incorporation” means the articles of incorporation of Sundial and all amendments thereto;

“Audit Committee” means the audit committee of the Board of Sundial;

“Audit Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee;

“Award Date” means, unless otherwise determined by the Board, March 15th, June 15th, September 15th and December 15th of each calendar year;

“Beneficial Shareholder” means Shareholders who hold their Common Shares through an Intermediary or who otherwise do not hold their Common Shares in their own name;

“Blackout Periods” has the meaning ascribed to such term in Appendix “B” – Form 51-102F6 – Statement of Executive Compensation;

“Board” means the board of directors of Sundial;

“Board Mandate” means the formal mandate adopted by the Board;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Budget 2022” means the Federal Budget released by the government of Canada on April 7, 2022;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta;

“Buyback Option” has the meaning ascribed to such term in Appendix “K” – Information Concerning Nova Cannabis Inc.;

“Canada-US Treaty” means the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital;

“Cannabis Act” means the Cannabis Act (Canada);

“CEO” means Chief Executive Officer;

“CDS” means the Canadian Depository for Securities Limited;

“Chairman” means the chairman of the Board;

“Class A Common Shares” means the Common Shares renamed and re-designated as Class A Common Shares pursuant to the Plan of Arrangement;

“Clawback Policy” means the clawback policy adopted by Sundial;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Code of Conduct” means Sundial’s code of conduct;

“Committees” means collectively, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

“Common Shares” means common shares of Sundial;

“Compensation Committee” means the compensation committee of the Board of Sundial;

“Compensation Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibilities of the Compensation Committee;

“Consolidation LOT” means the letter of transmittal with respect to the Share Consolidation;

“Control Number” means the control number located on the Proxy Form;

“Corporation” or “Sundial” means Sundial Growers Inc.;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“Credit Facility” has the meaning ascribed to such term in Appendix “K” – Information Concerning Nova Cannabis;

“Deferred Share Unit Amount” has the meaning ascribed to such term in Appendix “B” – Form 51-102F6 – Statement of Executive Compensation;

“Deferred Share Unit Plan” means the deferred share unit plan of Sundial;

“Deferred Share Units” or “DSUs” means deferred share units of Sundial granted pursuant to the Deferred Share Unit Plan;

“Director Nominees” means those individuals nominated for election as directors of the Corporation;

“Dissent Rights” means the dissent rights provided for in Article 4 of the Plan of Arrangement;

“Dissenting Resident Holder” means a Resident Holder who validly exercises Dissent Rights;

“Dissenting Shareholder” means a Registered Shareholder who validly exercises their Dissent Rights, which have not been withdrawn or deemed to have been withdrawn before the Effective Time;

“Distributed Nova Shares” means that number of the Nova Shares to be distributed to Shareholders as part of the Arrangement of the 35,750,000 Nova Shares currently held by Alcanna as may be determined by the Board immediately prior to implementing the Arrangement, provided that following completion of the Arrangement, Alcanna will hold between ten percent (10%) and 24.9% of the issued and outstanding Nova Shares;

“Distribution Record Date” means the date set out in the Arrangement for the purposes of determining the Shareholders entitled to receive the New Sundial Shares and the Distributed Nova Shares under the Arrangement;

“Diversity Policy” means the diversity policy adopted by the Board;

“DRS” means a Direct Registration System Advice/Statement;

“Effective Date” means the date on which the Arrangement becomes effective under the ABCA, as reflected on the proof of filing in respect of the Articles of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date or such other time as may be decided by the Board;

“Eligible Directors” means non-employee directors of the Corporation and its subsidiaries who are eligible to participate in the Deferred Share Unit Plan;

“Employee Warrants” means employee warrants to purchase Common Shares;

“ESG Policy” means the environment, climate change, and health and safety policy adopted by the Board;

“Excluded Director” means directors who are employees of Sundial;

“Executive Officers” means the executive officers of Sundial, including NEOs;

“Expiry Date” means the date on which an Option expires;

“Final Order” means the final order of the Court approving the Arrangement;

“Fiscal 2021” means the fiscal year ended December 31, 2021;

“Grant Date” means the date on which Options are granted;

“Holder” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – General” in this Information Circular;

“Independent Directors” has the meaning ascribed to such term in Appendix “A” – Form 58-101F1 – Corporate Governance Disclosure;

“Information Circular” means the information circular of Sundial dated June 21, 2022;

“Inner Spirit” means Inner Spirit Holdings Ltd.;

“Inner Spirit Transaction” means the transaction completed on July 20, 2021 whereby Sundial acquired all of the issued and outstanding common shares of Inner Spirit by way of a statutory plan of arrangement under the ABCA;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting and attached hereto as Appendix “H” – Interim Order;

“Intermediary” means, collectively, a broker, financial institution, trustee, nominee or other intermediary;

“IRS” means the U.S. Internal Revenue Service;

“KPMG” means KPMG LLP, Chartered Professional Accountants;

“LOTs” means, collectively, the Arrangement LOT and the Consolidation LOT;

“Majority Voting Policy” means the Corporation’s majority voting policy;

“Mandatory Deferred Retainer Amount” has the meaning ascribed to such term in Appendix “A” – Form 51-102F6 – Statement of Executive Compensation;

“Management Designee” means the persons named in the enclosed Proxy Form or VIF, being directors and/or officers of Sundial;

“Meeting” means the annual and special meeting of Shareholders to be held on July 21, 2022 at 1:00 p.m. (Calgary time);

“Minimum Bid Price Requirement” has the meaning ascribed to such term under “The Share Consolidation – Background for the Share Consolidation” in this Information Circular;

“Name Change Resolution” means the resolution approving the change of the name of the Corporation from “Sundial Growers Inc.” to “SNDL Inc.”, as more further described under “Particulars of the Matters to be Acted Upon at the Meeting – Name Change”;

“Nasdaq” means Nasdaq Capital Market;

“Nasdaq Notice” has the meaning ascribed to such term under “The Share Consolidation – Background for the Share Consolidation” in this Information Circular;

“NCS LP” means Nova Cannabis Stores Limited Partnership;

“NEO” means a named executive officer;

“New Sundial Shares” means the common shares to be created pursuant to the Plan of Arrangement;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Board of Sundial;

“Nominating and Corporate Governance Committee Charter” means the written charter setting forth the purpose, composition, authority and responsibilities of the Nominating and Corporate Governance Committee;

“Non-Resident Holder” means a Holder who, for purposes of the Tax Act and at all relevant times, has not been and will not be resident or deemed to be resident in Canada at any relevant time, and who does not use or hold, will not use or hold and is not and will not be deemed to use or hold Common Shares, Class A Common Shares, New Sundial Shares or Distributed Nova Shares in connection with carrying on a business in Canada;

“Notice of Meeting” means the notice of annual and special meeting enclosed with this Information Circular;

“Notice of Meeting Date” means the first announcement of an annual meeting date of Shareholders;

“Notice of Nomination” means a notice submitted by a Shareholder, pursuant to the Advance Notice Provisions, nominating a director;

“Nova” means Nova Cannabis Inc.;

“Nova AIF” means the annual information form of Nova dated March 18, 2022 for the financial year ended December 31, 2021;

“Nova Annual Financial Statements” means the audited consolidated financial statements of Nova as at and for the financial year ended December 31, 2021 together with the notes thereto, and the auditors’ report thereon;

“Nova Annual MD&A” means the management’s discussion and analysis of financial condition and results of operations of Nova dated March 18, 2022 for the financial year ended December 31, 2021;

“Nova Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of Nova as at and for the three months ended March 31, 2022 together with the notes thereto;

“Nova Interim MD&A” means the management’s discussion and analysis of financial condition and results of operations of Nova dated May 9, 2022 for the three months ended March 31, 2022;

“Nova Preferred Shares” means the first preferred shares of Nova;

“Nova Shares” means the common shares of Nova;

“Odyssey” means Odyssey Trust Company;

“Ontario Cannabis Act” means collectively, the Cannabis Control Act, the Cannabis Licence Act and the regulations in the Province of Ontario;

“Ontario Purchaser” means Spirit Leaf Ontario Inc.;

“Ontario Reorganization” means the sale of all of Nova’s cannabis retail stores in Ontario in connection with the Alcanna Transaction and as a result of Sundial’s indirect ownership of Nova;

“Options” means the stock options of Sundial granted pursuant to the Stock Option Plan;

“Order” means collectively: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

“Participant” means an eligible participant under the Stock Option Plan;

“Pathway” means Pathway RX Inc.;

“PFIC” means passive foreign investment company;

“Plan of Arrangement” means the plan of arrangement set forth in Appendix “G” – Plan of Arrangement;

“Porto” means Porto Energy Corp.;

“Post-Consolidation Share” means the post-consolidation Common Shares held by Shareholders following the Share Consolidation;

“Proxy Form” means the form of proxy for Common Shares;

“PSUs” means the performance share units of Sundial granted pursuant to the Restricted and Performance Share Unit Plan;

“PUC” means paid-up capital, as defined in the Tax Act;

“PwC” means PricewaterhouseCoopers LLP, Chartered Professional Accountants;

“RDSP” means a registered disability savings plan;

“Record Date” means June 21, 2022;

“Registered Plans” means collectively, RRSP, RRIF, RDSP, RESP and TFSAs;

“Registered Shareholders” means a person whose name appears on the register of Shareholders as an owner of Common Shares;

“Registrar” means the Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Renewal Policy” means the board renewal policy adopted by the Board;

“Resident Holders” means Holders who for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada;

“RESP” means a registered education savings plan;

“Restricted and Performance Share Unit Plan” means the restricted and performance share unit plan adopted by Sundial;

“RRIF” means a registered retirement income fund;

“RRSP” means a registered retirement savings plan;

“RSUs” means the restricted share units of Sundial granted pursuant to the Restricted and Performance Share Unit Plan;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“SEC” means the United States Securities Exchange Commission;

“SEDAR” means the system for electronic document analysis and retrieval;

“Separation from Service” has the meaning ascribed to such term in Appendix “B” – Form 51-102F6 – Statement of Executive Compensation;

“Share Consolidation” means the proposed consolidation of the Common Shares on the basis of not more than one (1) Post-Consolidation Share for every 25 pre-consolidation Common Shares and not less than one (1) Post-Consolidation Share for every ten (10) pre-consolidation Common Shares, as more fully described in this Information Circular;

“Share Consolidation Resolution” means the proposed special resolution approving the Share Consolidation substantially in the form attached hereto as Appendix “L” – Share Consolidation Resolution;

“Share Exchange” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – Residents of Canada” in this Information Circular;

“Share Units” means, collectively, the RSUs and the PSUs;

“Shareholders” means holders of Common Shares of Sundial;

“Sonde” means Sonde Resources Corp.;

“Special Resolutions” means, collectively, the Arrangement Resolution, the Name Change Resolution and the Share Consolidation Resolution;

“Stock Option Plan” means the stock option plan adopted by Sundial;

“Subject Securities” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – General” in this Information Circular;

“Subsidiaries” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus Exemptions;

“Sundial Annual MD&A” means the management’s discussion and analysis of Sundial dated April 27, 2022 for the year ended December 31, 2021;

“Sundial Financial Statements” means the audited consolidated financial statement of Sundial for the years ended December 31, 2021 and December 31, 2020;

“Sundial Interim Financial Statements” means the unaudited condensed consolidated interim financial statement of Sundial for the three months ended March 31, 2022;

“SUP Participants” means employees, officers and consultants of Sundial and its subsidiaries who are eligible to participate in the Restricted and Performance Share Unit Plan;

“Tax Act” means the Income Tax Act (Canada);

“Tax Proposals” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – General” in this Information Circular;

“Tax Regulations” means the Tax Act and the regulations thereunder in force on the date hereof;

“taxable capital gain” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – Residents of Canada” in this Information Circular;

“Termination Event” means an Eligible Director’s death, retirement, or resignation;

“TFSA” means a tax-free savings account;

“Third Party Proxyholder” means a person who a shareholder may choose to represent them at the Meeting, as proxyholder, other than the Management Designees;

“Treasury Regulations” means the final, temporary and proposed Treasury Regulations under the Code;

“TSX” means the Toronto Stock Exchange;

“U.S. Holder” has the meaning given to such term under “Certain United States Federal Income Tax Consequences” in this Information Circular;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“VIF” means the voting instruction form sent to Beneficial Shareholders in respect of the Meeting.

SOLICITATION OF PROXIES

This Information Circular is furnished by the management of Sundial to Shareholders in connection with the solicitation of proxies to be voted at the Meeting.

Due to the continued public health impacts of the COVID-19 pandemic, Sundial is again hosting its meeting in a virtual only format. The virtual only format will help mitigate health and safety risks to the community, employees, Shareholders and other stakeholders. Sundial encourages all Shareholders to virtually attend the Meeting.

The Meeting and any adjournment or postponement thereof for the purposes set forth in the Notice of Meeting will be held on July 21, 2022 at 1:00 p.m. (Calgary time) as a virtual only Meeting via live audio webcast online at https://web.lumiagm.com/263589432.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below. Beneficial Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting or ask questions. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the VIF sent to you, and must follow all of the applicable instructions provided by your intermediary. For additional information on how to attend and vote at the Meeting, see “Appointment of Proxy” and “How do I Attend and Participate in the Meeting?” in this Information Circular.

The information contained herein is provided as of June 21, 2022, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Sundial or the management of Sundial. Unless otherwise indicated herein, all dollar amounts are expressed in Canadian dollars. All references to “$” are to Canadian dollars.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management of the Corporation. The Corporation will bear the costs incurred in the preparation and dissemination of the enclosed Proxy Form or VIF, as applicable, the Consolidation LOT, Notice of Meeting and this Information Circular. In addition to mailing the Proxy Forms and VIFs, proxies may be solicited by personal interviews, or by other means of communication, by directors, officers and employees of the Corporation who will not be remunerated therefor.

NOTICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary. Common Shares held by Intermediaries or their nominees generally can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are generally prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of meetings of securityholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Proxy Form; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.

The majority of Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the VIF to Broadridge by mail, phone or online. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as noted on the VIF) to deliver their voting instructions and vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

A Beneficial Shareholder receiving a VIF from Broadridge or a form of proxy from an organization other than Broadridge cannot use it to vote Common Shares directly at the Meeting. A Beneficial Shareholder who wishes to vote directly at the Meeting must have themselves appointed as proxy by the Registered Shareholder by following the instructions in the voting instruction or form of proxy.

The Corporation will not pay for proximate intermediaries to forward the proxy related materials and the VIF to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and accordingly, objecting beneficial owners will not receive such materials unless their intermediary assumes the cost of delivery.

RECORD DATE

Only Shareholders of record on June 21, 2022 are entitled to notice of, to attend and to vote at the Meeting, unless a Shareholder has transferred any Common Shares subsequent to that date and the transferee, not later than ten (10) days before the Meeting, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders in accordance with the ABCA.

APPOINTMENT OF PROXY

As a Shareholder submitting a Proxy Form or VIF you have the right to appoint a person (who need not be a Shareholder) to represent you at the Meeting other than the person or persons designated in the Proxy Form or VIF furnished by the Corporation. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Proxy Form and strike out the other names or submit another appropriate proxy. You must also follow the instructions set out below.

The following applies to Third Party Proxyholders, other than the Management Designees, as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

In order to be effective, the Proxy Form must be mailed so as to be deposited with the Corporation’s Canadian transfer agent, Odyssey at Traders Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment thereof. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. Failure to complete or deposit the Proxy Form properly may result in its invalidation. The time limit for the deposit of Proxy Forms may be waived by the Board at its discretion without notice.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their Proxy Form or VIF (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your Proxy Form or VIF (as applicable). Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. Registration may be completed as follows:

•

Step 1: Submit your Proxy Form or VIF: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the Proxy Form or VIF (if permitted) and follow the instructions for submitting such Proxy Form or VIF. This must be completed prior to registering such Third Party Proxyholder, which is an additional step to be completed once you have submitted your Proxy Form or VIF. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder. See “Legal Proxy - US Beneficial Shareholders Only” below for additional details.

•

Step 2: Register your proxyholder: To register a Third Party Proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 1:00 p.m. (Calgary time) on July 19, 2022, which must provide Odyssey with the required Third Party Proxyholder contact information, the number of Common Shares appointed, the name in which the Common Shares are registered if the Shareholder is a Registered Shareholder, or the name of the broker where the Common Shares are held if the Shareholder is a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your Third Party Proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as Third Party Proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I Attend and Participate in the Meeting?” in this Information Circular.

Legal Proxy – US Beneficial Shareholders Only

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, in addition to the steps described above and below under “How do I Attend and Participate in the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 1:00 p.m. (Calgary time) on July 19, 2022.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to the Corporation’s Canadian transfer agent, Odyssey Trust Company at Traders Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time set for the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attending the Meeting online and voting or withholding from voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION BY PROXY

The persons named in the Proxy Form will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to the matter to be acted upon, your Common Shares will be voted accordingly. The Proxy Form confers discretionary authority on persons named therein with respect to:

(a)	each matter identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified herein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy Form, the persons named in the Proxy Form will vote the Common Shares represented by the Proxy Form for the approval of such matter.

At the time of printing of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy Form to vote the Common Shares represented thereby in accordance with their best judgment on such matters.

HOW DO I ATTEND AND PARTICIPATE IN THE MEETING?

Sundial is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Attending the Meeting online enables Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to participate at the Meeting and ask questions, all in real time. All such Registered Shareholders and duly appointed proxyholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with the directors of the Corporation, as well as other Shareholders. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/263589432. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting, as follows:

(i) Registered Shareholders: The Control Number located on the Proxy Form (or in the email notification you received) is the username. The password to the Meeting is “sundial2022” (case sensitive). If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will need to attend the Meeting as a guest and will not be able to participate at the Meeting online.

(ii) Duly appointed proxyholders: Odyssey will provide the proxyholder with a Control Number (username) by e-mail after the proxy submission deadline has passed. The password to the Meeting is “sundial2022” (case sensitive). Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed Proxy Form or VIF AND register the proxyholder. See the section entitled “Appointment of Proxy” above in this Information Circular.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, will be able to attend as a guest and listen to the webcast as set out below, but will not be able to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://web.lumiagm.com/263589432 and select “Join as a Guest” when prompted.

If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, without nominal or par value. As of June 21, 2022, there were 2,382,211,502 Common Shares issued and outstanding. Each Common Share carries the right to one (1) vote on all matters to be acted upon at the Meeting. The Board has fixed June 21, 2022 as the Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting, and at any adjournment thereof, except to the extent that a Shareholder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than ten (10) days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns directly or indirectly, or exercises control or direction over, ten percent (10%) or more of the votes attached to the Common Shares.

QUORUM AND APPROVAL REQUIREMENTS

Under the Corporation’s by-laws, a quorum for the transaction of business at any meeting of Shareholders is at least two (2) persons holding or representing by proxy not less than twenty-five percent (25%) of the issued and outstanding Common Shares entitled to vote at the meeting. A properly executed Proxy Form or vote by internet will result in a Shareholder being considered part of the quorum.

Under the Corporation’s by-laws and the ABCA, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All matters, to be considered at the Meeting, except the Special Resolutions are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution at the Meeting or by proxy.

The Name Change Resolution, the Arrangement Resolution and the Share Consolidation Resolution are each special resolutions under the ABCA requiring approval by more than two thirds of the votes cast in respect of each of the Special Resolutions at the Meeting or by proxy.

PARTICULARS OF THE MATTERS TO BE ACTED UPON AT THE MEETING

1.	Receipt of Financial Statements and Auditors’ Report

The Sundial Financial Statements, including the auditor’s report thereon, can be found on SEDAR under the Corporation’s profile. The Sundial Financial Statements will be placed before the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be take.

2.	Fixing the Number of Directors

At the Meeting, the Shareholders will be asked to pass an ordinary resolution that the number of directors to be elected at the Meeting to hold office until the next annual meeting of the Shareholders or until their successors are elected or appointed, subject to the articles and by-laws of the Corporation, be set at five (5).

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of a resolution fixing the number of directors to be elected at the Meeting at five (5).

3.	Election of Directors

The articles of the Corporation provide for a minimum of three directors and a maximum of 12 directors. All current directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment thereof.

The five (5) Director Nominees of the Corporation to serve until the next annual general meeting of the Corporation or any adjournment thereof are as follows:

J. Gregory Mills	Zachary George

Greg Turnbull	Bryan D. Pinney

Lori Ell

See “Director Nominees” in this Information Circular for additional information on the Director Nominees.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the election of the Director Nominees to the Board. Management does not contemplate that any of the Director Nominees will be unable to serve as a director. However, if for any reason any of the Director Nominees does not stand for election or is unable to serve as such, the Management Designees, if named as proxyholder, reserve the right to vote for any other nominee for director in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of that particular Director Nominee.

Majority Voting Policy

The Corporation has the Majority Voting Policy in effect. In the event that a nominee for election as a director of the Corporation does not receive a greater number of votes “for” than votes “withheld”, such nominee will be expected to offer to tender his or her resignation to the Chairman promptly following the Meeting. The Nominating and Corporate Governance Committee will then consider such offer and make a recommendation to the Board about whether to accept or reject the resignation. The Board will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the Meeting. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered.

Advance Notice Provisions

The Corporation has Advance Notice Provisions to ensure that directors and management of the Corporation and Shareholders receive adequate notice of director nominations and sufficient information about the nominees to make an informed decision when electing directors at the Meeting and to facilitate orderly and efficient meetings of Shareholders. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions are eligible for election as directors of the Corporation.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a director must submit a Notice of Nomination to the corporate secretary of the Corporation: (i) in the case of an annual meeting, at least 30 days before the date of such annual meeting; provided, however, if Notice of Meeting Date is less than 50 days before the date of such annual meeting, the Notice of Nomination must be submitted not later than the close of business on the tenth (10th) day after the Notice of Meeting Date; and (ii) in the case of a special meeting, which is not also an annual meeting, called for the purpose of electing directors, whether or not the special meeting is also called for other purposes, the Notice of Nomination must be submitted not later than the close of business on the 15th day after the first announcement of such special meeting date. Further details regarding the Advance Notice Provisions are available on the Corporation’s SEDAR profile at www.sedar.com.

4.	Appointment of an Auditor

On April 7, 2022, KPMG notified the Corporation that it would not seek reappointment at the Meeting. KPMG was appointed as the auditor of the Corporation on November 27, 2018 and will cease to be auditor of the Corporation at the Meeting.

At the Meeting, Shareholders will be asked to appoint Marcum LLP, Independent Registered Public Accountants, of 730 Third Avenue, 11th Floor, New York, NY 10017, as the auditor of the Corporation, subject to completion of their standard client acceptance procedures, to serve until the close of the next annual general meeting of Shareholders, and to authorize the directors of the Corporation to fix their remuneration. Marcum LLP has advised the Corporation that they are independent with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission, and the requirements of the Public Company Accounting Oversight Board.

The Board has accepted the appointment of Marcum LLP as the Corporation’s auditor subject to the completion of customary required client acceptance procedures by Marcum LLP. Upon completion of such customary required client acceptance procedures, the Corporation shall file the change of auditor notice on the Corporation’s SEDAR profile at www.sedar.com. Attached as Schedule “E” to this Information Circular are copies of documents required by the securities regulatory authorities relating to the change of auditor as it relates to the resignation of KPMG.

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the appointment of Marcum LLP as the auditor of the Corporation to hold office until the next annual general meeting of the Shareholders, at a remuneration to be determined by the directors of the Corporation.

5.	Name Change

Pursuant to the ABCA, a corporation may amend its articles by special resolution to change its name, subject to certain requirements under the ABCA. The Corporation wishes to change its name from “Sundial Growers Inc.” to “SNDL Inc.”

The Board recommends that you vote FOR the approval of the Name Change Resolution, the full text of which is set out below, approving the change of name in which the name of the Corporation will be changed to “SNDL Inc.”

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the Name Change Resolution.

The following is the text of the Name Change Resolution which will be put forward for approval by the Shareholders at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The articles of Sundial Growers Inc. (the “Corporation”) be amended pursuant to subsection 173(1)(a) of the Business Corporations Act (Alberta) to change the name of the Corporation from “Sundial Growers Inc.” to “SNDL Inc.”.

2.

Any director or any officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name and on behalf of the Corporation, to execute and deliver such notices and documents, including, without limitation, the articles of amendment to the Registrar under the Business Corporations Act (Alberta), and to do such acts and things as in the opinion of that person, may be necessary or desirable to give effect to this special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

Approval of the Name Change Resolution will require an affirmative vote of two thirds of the votes cast by Shareholders, present in person or represented by proxy at the Meeting.

6.	Share Consolidation

If the Shareholders approve the Arrangement, a reference to Common Shares in this section may include a reference to the New Sundial Shares where the context requires, and unless otherwise indicated, in the event that the Arrangement is effected prior to the Share Consolidation. At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, approve the Share Consolidation Resolution, authorizing the Board to effect, at such time as the Board deems appropriate, but in any event no later than one (1) year after the date the Share Consolidation Resolution is approved, the Share Consolidation.

The full text of the Share Consolidation Resolution to be considered and if thought advisable, passed, by Shareholders is set forth in Appendix “L” – Share Consolidation Resolution.

The Board expects that the Share Consolidation will be effected immediately following the Meeting. The Board may, in its discretion, determine not to effect the Share Consolidation if it determines, subsequent to obtaining Shareholder approval, that such action is not in the best interests of the Corporation. By voting in favour of the Share Consolidation, you are expressly authorizing the Board to determine not to proceed with, and abandon, the Share Consolidation if it should so decide. The Share Consolidation will become effective at a date to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such Share Consolidation, which is expected to be immediately following the Meeting, but in any event not later than one year after the date on which the Share Consolidation Resolution is approved.

The Board believes that a range of Share Consolidation ratios will provide it with the flexibility to implement the Share Consolidation in a manner designed to optimize the anticipated benefits of the Share Consolidation to the Corporation and Shareholders. In determining which precise Share Consolidation ratio within the range of ratios to implement, if any, following the receipt of Shareholder approval, the Board may consider, among other things, factors such as:

•	the historical trading prices and trading volume of the Common Shares;

•	the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading of the Common Shares;

•	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

•	minimum listing requirements of the Nasdaq; and

•	prevailing general market and economic conditions and outlook for the trading of the Common Shares.

Also see “The Share Consolidation” in this Information Circular for additional details.

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the Share Consolidation Resolution.

7.	Plan of Arrangement

If the Shareholders approve the Share Consolidation and the Share Consolidation is effected, any reference to Common Shares in this section may include a reference to the Post-Consolidation Shares, where the context requires, and unless otherwise indicated. At the Meeting, Shareholders will be asked to approve the Arrangement Resolution authorizing a reorganization by way of an Arrangement under the ABCA, the full text of which is set out in Appendix “F” – Arrangement Resolution to this Information Circular. The purpose of the Arrangement is to, among other things, reorganize the share capital of the Corporation and distribute to Shareholders on a pro rata basis, the Distributed Nova Shares. Alcanna became a wholly owned subsidiary of the Corporation following completion of the Alcanna Transaction. For additional information on the Alcanna Transaction, please see the management information circular and proxy statement of Alcanna dated November 9, 2021, as amended by the news release dated January 6, 2022, which are both available on Alcanna’s SEDAR profile.

In order for the Arrangement to become effective, as provided in the Interim Order and in accordance with the ABCA, the Arrangement Resolution must be approved by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders. Should Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed.

The Board may, in its discretion, determine not to effect the Arrangement if it determines, subsequent to obtaining Shareholder approval, that such action is not in the best interests of the Corporation. By voting in favour of the Arrangement, you are expressly authorizing the Board to determine not to proceed with, and abandon, the Arrangement if it should so decide. The Arrangement shall become effective at a date in the future to be determined by the Board when, and if, the Board considers it to be in the best interests of the

Corporation to implement such Arrangement, but in any event not later than one (1) year after the date on which the Arrangement Resolution is approved.

The Board, in reaching the determination to approve the Arrangement and to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution, considered the following factors, among others:

•	Equal Treatment of Shareholders. Under the terms of the Arrangement, all Shareholders (other than Dissenting Shareholders) will be treated equally as to participation in the Arrangement.

•

Continued Proportionate Interest in the Corporation and Participation in Nova. Each Shareholder on the Distribution Record Date will participate in the Arrangement on a pro rata basis and, upon completion of the Arrangement, will (i) continue to hold the same proportionate interest in the Corporation prior to the completion of the Arrangement through the Shareholder’s holdings of New Sundial Shares; and (ii) will hold an interest in Nova through the Shareholder’s holdings of Distributed Nova Shares. Shareholders will benefit by holding shares in two separate public companies and the Board believes Shareholder value will be enhanced by providing Shareholders with proportionate interests in the Distributed Nova Shares, while retaining their interest in the Corporation.

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Sundial to Receive Benefits of the Nova Business. As a licensed producer of cannabis, Sundial, the indirect parent of Nova following the completion of the Alcanna Transaction, is restricted from holding more than a twenty-five percent (25%) interest in any of Nova’s licensed cannabis retail stores located in the Province of Ontario. In connection with the Alcanna Transaction, Nova completed the Ontario Reorganization in order to comply with the Ontario Cannabis Act. Following completion of the Arrangement, Sundial shall hold less than twenty-five percent (25%) of the Nova Shares and the Buyback Option shall become exercisable by NCS LP, following which Sundial will indirectly benefit from repurchase of such divested assets and Nova’s continuing business in Ontario. For more information regarding the Ontario Reorganization and the Buyback Option, see Appendix “K” – Information Concerning Nova Cannabis Inc.

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Ability to Abandon the Arrangement. The Arrangement Resolution allows the Board to determine not to proceed with and abandon the Arrangement if it should so decide that it is not in the best interests of the Corporation to implement such Arrangement.

•

Approval of Shareholders and the Court. The procedures by which the Arrangement will be approved, including the requirement that the Arrangement must be approved by at least two-thirds of the votes cast in respect of the Arrangement Resolution by Shareholders and approval by the Court, which will consider the fairness of the Arrangement to Shareholders.

•

Dissent Rights. Registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise dissent rights and, if ultimately successful receive the fair value for their Common Shares, as determined by the Court.

Also see “The Arrangement” in this Information Circular for additional details.

Unless otherwise directed, the Management Designees named in the accompanying Proxy Form intend to vote such proxies in favour of the Arrangement Resolution.

8.	Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR NOMINEES

The following is a brief description of the Director Nominees, including a brief summary of their experience and qualifications together with their age, place of primary residence, principal occupation, date first elected or appointed as a director, membership on committees of the Board as at June 21, 2022, attendance at Board and Committee meetings during 2021, directorships of other public entities, and votes for and withheld at the 2021 AGM. Also indicated for each Director Nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on the Record Date, the value of such Common Shares and share equivalents as at that date and whether such director meets the shareholding requirements, further details of which are set forth under Appendix “B” – Form 51-102F6 – Statement of Executive Compensation.

The Board has determined that all Director Nominees, with the exception of Zachary George, are independent within the meaning of NI 58-101. For more information regarding director independence, see Appendix “B” – Form 51-102F6 – Statement of Executive Compensation.

As of the date hereof, the Director Nominees beneficially own, directly and indirectly, or exercise control or direction over 2,355,494 Common Shares, being approximately 0.1% of the issued and outstanding Common Shares.

Greg Mills, B.Sc.

Toronto, Ontario, Canada Director Age: 60 Director Since: June 2019 Independent	Membership	2021 Attendance Record
	Board (Chair)	19 of 19 (100%)
	Audit Committee	4 of 4 (100%)
	Compensation Committee (Chair)	3 of 3 (100%)
Current Public Board Directorships
Public Boards
Frontier Lithium Inc.
Filament Health Corp.
Voting Results of 2021 AGM
	Number of Votes	% of Votes
	106,404,859 Votes For	94.37
	6,352,203 Votes Withheld	5.63
Common Shares and Share Equivalents
Number
7,358 Common Shares
3,152,061 Deferred Share Units
800,000 Common Share Purchase Warrants
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	68.5%	July 2024

Mr. Mills has been an independent businessman since June 2019 when he retired as the Head of Global Equities at RBC Dominion Securities Inc. Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets’ Global Equities division and on RBC Capital Markets’ Spending and Global Risk committee. Mr. Mills is currently a director of Frontier Lithium Inc. and Filament Health Corp. and was previously a director of RBC USA Holdco Corporation. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.

Zachary George, BA, JD

New Canaan, Connecticut, United States Director, CEO Age: 44 Director Since: November 2019 Not Independent	Membership	2021 Attendance Record
	Board	19 of 19 (100%)
Current Public Board Directorships
Public Boards
Trez Capital Junior Mortgage Investment Company
Nova Cannabis Inc.
Voting Results of 2021 AGM
	Number of Votes	% of Votes
	106,815,890 Votes For	94.73
	5,941,172 Votes Withheld	5.27
Common Shares and Share Equivalents
Number
1,818,136 Common Shares
25,000 Deferred Share Units
12,000,000 Restricted Share Units
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	283%(1)	January 2025
(1) Mr. George is an “excluded director” and as such, is not subject to the director shareholding requirements; however, Mr. George is subject to the executive officer shareholding requirements.

Mr. George has been the CEO of Sundial since January 2020. Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC in December 2006 and currently serves as a trustee and director on the boards of Nova Cannabis Inc., as Chairman, and Trez Capital Junior Mortgage Investment Company. He previously served on the board of Cominar Real Estate Investment Trust and as chairman of the boards of FAM Real Estate Investment Trust and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc. and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund. He has worked in a management capacity and with numerous corporate boards to turnaround operations, effect corporate action and implement governance policies aimed at maximizing shareholder value.

He holds a Bachelor of Arts degree from Simon Fraser University and a Juris Doctor degree from Brooklyn Law School.

Gregory Turnbull QC, B.A. (Hons), LLB

Calgary, Alberta, Canada Director Age: 67 Director Since: October 2018 Independent	Membership	2021 Attendance Record
	Board	19 of 19 (100%)
	Nominating and Corporate Governance Committee (Chair)	5 of 5 (100%)
Current Public Board Directorships
Public Boards
Sleeping Giant Capital Corp.
Voting Results of 2021 AGM
	Number of Votes	% of Votes
	106,228,654 Votes For	94.21
	6,528,609 Votes Withheld	5.79
Common Shares and Share Equivalents
Number
480,000 Common Shares
136,000 Common Share Purchase Warrants
1,245,537 Deferred Share Units
Shareholding Requirements
	% of Shareholding Requirements	Target Date to Meet Requirements
	63.2%	September 2024

Mr. Turnbull currently serves as the Board Chair of Alberta Health Services. Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP where he practiced from July 2002 to December 2020. Mr. Turnbull is currently a director of Sleeping Giant Capital Corp. and has previously served as an officer or director of many other public and private companies, including as chair of the Calgary Zoo. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queen’s University and a Bachelor of Laws degree from the University of Toronto.

Bryan Pinney, BBA (hons), FCA, CBV, ICD.D
Calgary, Alberta, Canada Director Age: 69 Director Since: December 2019 Independent	Membership	2021 Attendance Record
	Board	19 of 19 (100%)
	Audit Committee (Chair)	4 of 4 (100%)
	Compensation Committee	3 of 3 (100%)
	Nominating and Corporate Governance Committee	5 of 5 (100%)
Current Public Board Directorships
Public Boards
North American Construction Group Ltd.

TransAlta Corporation

Voting Results of 2021 AGM

	Number of Votes	% of Votes

	106,557,229 Votes For	94.50

	6,200,373 Votes Withheld	5.50

Common Shares and Share Equivalents

Number

1,456,382 Deferred Share Units

Shareholding Requirements

	% of Shareholding Requirements	Target Date to Meet Requirements

	73.9%	December 2024

Mr. Pinney has been the principal of Bryan D. Pinney Professional Corporation since June 1, 2015, which provides financial advisory and consulting services. Mr. Pinney is currently a director of TransAlta Corporation and North American Construction Group Ltd. Mr. Pinney serves on the Audit and Risk Committee and Human Resources Committee of Transalta Corporation and the Audit Committee and Human Resources & Compensation Committee of North American Construction Group Limited.

Mr. Pinney was a partner with Deloitte LLP between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011 and as Vice-Chair until June 2015. Mr. Pinney is a past member of Deloitte LLP’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte LLP, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

Mr. Pinney is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Canadian Institute of Corporate Directors and a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.

Lori Ell

Calgary, Alberta, Canada Director Age: 56 Director Since: July 2021 Independent	Proposed Membership	2021 Attendance Record[1]
	Board	6 of 6 (100%)
	Audit Committee	2 of 2 (100%)
	Compensation Committee	1 of 1 (100%)
	Nominating and Corporate Governance Committee	2 of 2 (100%)
Current Public Board Directorships
Public Boards
None
Voting Results of 2021 AGM
	Number of Votes	% of Votes
	106,580,501 Votes For	94.52
	6,176,561 Votes Withheld	5.48

Common Shares and Share Equivalents

Number

50,000 Common Shares[2]

362,611 Deferred Share Units

Shareholding Requirements

% of Shareholding Requirements	Target Date to Meet Requirements

18.4%	June 2026

Ms. Ell joined the Board in July 2021. Ms. Ell has been President at Growing Ideas since 2013, a business consulting practice located in Calgary, Alberta. and served as Interim President and CEO of AgJunction Inc. from December 5, 2019 through January 30, 2020. Ms. Ell has over 25 years of broad-based executive experience working with multi-billion dollar, start up, and midmarket companies in diverse industries including food manufacturing, and technology. , Ms. Ell sits on the board of directors of the Sawridge Group. She is a director on two (2) Canadian Federal Departmental Audit Committees: Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada. Previously, Ms. Ell served as chair of the board of AgJunction Inc., where she previously held interim president and CEO roles. Ms. Ell has also served on a number of other retail and food processing boards. From 2004 to 2012, Ms. Ell was the President of Agristar Inc., an agri-food manufacturing company. Prior thereto, Ms. Ell was Chief Financial Officer for Quortech Solutions Ltd. a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor or Management degree and holds an ICD.D designation from the Institute of Corporate Directors.

[1]	Ms. Ell was appointed to the Board on July 7, 2021.
[2]	The Common Shares held by Ms. Ell are held by a company of which Ms. Ell is the beneficial holder of 50%.

ORDERS, BANKRUPTCIES AND PENALTIES AND SANCTIONS

Orders

To the knowledge of management of the Corporation, except as set forth below, no director or proposed director of the Corporation is, or has been within the past ten (10) years, a director, CEO or chief financial officer of any company (including the Corporation in respect of which this Information Circular is being prepared) that:

(a)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, CEO or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, CEO or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or chief financial officer.

Mr. Turnbull, a director of the Corporation, was a director of Sonde which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. Mr. Turnbull resigned as a director of Porto on May 30, 2014 following the decision by Porto’s directors and management to wind-down Porto’s operations due to capital constraints. Porto subsequently became subject to cease trade orders for failure to file periodic disclosure.

Bankruptcies

To the knowledge of management of the Corporation, other than as disclosed in this Information Circular, no director or proposed director of the Corporation is, or has been within the past ten (10) years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of the Corporation, no director or proposed director of the Corporation is or has, within the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Mr. Turnbull was a director of Sonde, a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. In addition, Mr. Turnbull was a director of Porto and resigned on May 30, 2014 following the decision by Porto’s directors and management to wind down Porto’s operations due to capital constraints.

Penalties and Sanctions

To the knowledge of management of the Corporation, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

THE SHARE CONSOLIDATION

If the Shareholders approve the Arrangement, a reference to Common Shares in this section may include a reference to the New Sundial Shares where the context requires, and unless otherwise indicated, in the event that the Arrangement is effected prior to the Share Consolidation.

Background for the Share Consolidation

The Common Shares are listed under the symbol “SNDL” on the Nasdaq. For the Common Shares to continue trading on the Nasdaq, the Corporation must comply with various listing standards, including that the Common Shares maintain a minimum bid price of US$1.00 per Common Share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The closing price of the Common Shares on the Nasdaq on June 21, 2022 was $0.35 per Common Share and, over the prior 52 weeks, the closing price of the Common Shares has ranged from $0.29 to $1.00 per Common Share.

As previously disclosed, on August 9, 2021, Sundial was notified by the Nasdaq (the “Nasdaq Notice”) that the closing price of the Common Shares for the 30 consecutive Business Day period from June 25, 2021 to August 6, 2021 did not meet the Minimum Bid Price Requirement. The Nasdaq Notice has no effect on the listing of the Common Shares at this time, and the Common Shares continue to trade on the Nasdaq under the symbol “SNDL”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A) and an extension letter granted by the Nasdaq on February 8, 2022, Sundial has until August 8, 2022 to regain compliance with the Minimum Bid Price Requirement. Such compliance may be achieved through the Share Consolidation or, if at any time prior to August 8, 2022, the closing bid price of the Common Shares is at least US$1.00 for a minimum of ten (10) consecutive Business Days.

If the Corporation does not regain compliance prior to August 8, 2022, it will be delisted from Nasdaq, but will have the option to request a hearing to appeal the delisting determination and request additional time to regain compliance with the Minimum Bid Price Requirement. There can be no assurance that such an appeal, if made, will be granted by Nasdaq.

The Board is of the opinion that it may be in the best interests of the Corporation and the Shareholders to consolidate the Common Shares in order to both: (i) maintain the Nasdaq listing; and (ii) enhance the marketability of the Common Shares given that an increase in the price per Common Share could increase the interest of institutional and other investors with policies that prohibit them from purchasing stock below a minimum price.

In evaluating whether or not to recommend that Shareholders authorize the Share Consolidation, in addition to the considerations described above, the Board took into account various negative factors associated with the Share Consolidation. These factors include: losing the Corporation’s Nasdaq listing; the negative perception of consolidations held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected consolidations has subsequently declined, with a corresponding decline in market capitalization; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing the Share Consolidation. Conversely, the Board believes that the current low market price of the Common Shares impairs its acceptability to important segments of the investor community and investing public. Many investors look upon low-priced shares as unduly speculative in nature and, as a matter of policy, avoid investment in such shares. The Board believes that the low market price of the Common Shares has reduced the effective marketability of the Common Shares because of the reluctance of many brokerage firms to recommend low-priced shares to their clients. Further, a variety of brokerage housing policies and practices tend to discourage individual brokers within those firms from dealing in low-priced shares. Some of those policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that function to make the handling of low-priced shares unattractive to brokers from an economic standpoint. Additionally, the structure of trading commissions also tends to have an adverse impact upon holders of low-priced shares because the brokerage commission on a sale of low-priced shares generally represents a higher percentage of the sales price than the commission on a relatively higher-priced issue.

Although approval of the Share Consolidation is being sought at the Meeting, the Share Consolidation, if approved, will not become effective until: (i) the Board determines it to be in the Corporation’s and Shareholders’ best interests, if applicable; and (ii) articles of amendment are filed with the Registrar to implement the Share Consolidation. It is expected that the Share Consolidation will be effected immediately following the Meeting.

Effects of the Share Consolidation

If the Share Consolidation is approved by Shareholders and subsequently implemented, its principal effect will be to proportionately decrease the number of issued and outstanding shares by a factor equal to the consolidation ratio. The Corporation does not anticipate that the Share Consolidation will have any economic effect on Shareholders or holders of securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional shares. See “ Fractional Shares” below.

Post-consolidation, the Common Shares will continue to be listed on the Nasdaq under the symbol “SNDL”. Pre-consolidation voting rights and other rights of the holders of Common Shares will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares.

Effect on Common Share purchase warrants, stock options, restricted share units and performance share units

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding Common Share purchase warrants, stock options, restricted share units and performance share units will be proportionately adjusted upon the implementation of the Share Consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders should be aware that the Intermediary may have different procedures for processing the Share Consolidation than those that will be put in place for Registered Shareholders. Beneficial Shareholders are encouraged to contact their intermediaries.

Fractional Shares

No fractional Common Shares will be issued pursuant to the Share Consolidation and Shareholders will not receive any compensation in lieu thereof. Any such fractional Common Shares will be rounded down to the nearest whole share.

THE ARRANGEMENT

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is annexed as “Appendix “G” – Plan of Arrangement to this Information Circular. The Plan of Arrangement should be read carefully in its entirety.

If the Shareholders approve the Share Consolidation and it is effected prior to the Arrangement, a reference to Common Shares in this section may include a reference to the Post-Consolidation Shares where the context requires, and unless otherwise indicated.

The Plan of Arrangement

Pursuant to the Plan of Arrangement, save and except for Common Shares in respect of which rights of dissent under the ABCA have been validly exercised in respect of the Arrangement, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)

Alcanna shall reduce the stated capital of the common shares of Alcanna by an amount equal to the fair market value of the Distributed Nova Shares held by Alcanna and, in satisfaction thereof, Alcanna shall distribute, as a return of capital, to Sundial, the Distributed Nova Shares, following which Sundial will directly hold that number of Nova Shares to be distributed to the Shareholders.

(b)

subject to Article 4 of the Plan of Arrangement, the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to Sundial (free and clear of all any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as Shareholders, other than the right to be paid the fair value of their Common

Shares in accordance with Article 4 of the Plan of Arrangement, and the names of such holders shall be removed from the register of Shareholders.

(c)

Sundial shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, with the following steps occurring the following order, the authorized share structure of Sundial shall be amended by:

(i)

re-naming and re-designating all of the issued and unissued Common Shares as Class A Common Shares which shares shall have the same rights and restrictions as the Common Shares except that each Class A Common Share shall be entitled to two (2) votes at any meeting of Shareholders;

(ii)	creating an unlimited number of New Sundial Shares without par value with rights and restrictions identical to the Common Shares,

and Sundial’s Articles of Incorporation shall be amended to reflect the amendments in Subsection (c)(i) and Subsection (c)(ii) above.

(d)

In the course of a reorganization of Sundial’s capital and subject to adjustment as set out in Subsection (h) below, each issued and outstanding Class A Common Share outstanding on the Distribution Record Date shall be exchanged for one (1) New Sundial Shares and such number of Distributed Nova Shares as is equal to the total number of Distributed Nova Shares, divided by the total number of Common Shares being exchanged pursuant to the Arrangement and such Shareholders shall cease to be the holders of the Class A Common Shares so exchanged. No fractional New Sundial Shares and no fractional Distributed Nova Shares will be issued or transferred. Any such fraction will be rounded down to the nearest whole share and Shareholders will not receive any compensation in lieu thereof. The name of each Shareholder who is so deemed to exchange their Class A Common Shares, shall be removed from the central securities register of Class A Common Shares with respect to the Class A Common Shares so exchanged and shall be added to the central securities registers of New Sundial Shares as the holder of the number of New Sundial Shares deemed to have been received on the exchange.

(e)

Simultaneously with the step referred to in Subsection (d) above, the aggregate amount added to the stated capital of the New Sundial Shares will be equal to (i) the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the Class A Common Shares (excluding Common Shares held by Dissenting Shareholders) immediately prior to the exchange effected pursuant to Subsection (d) above, less (ii) the fair market value of the Distributed Nova Shares distributed pursuant to Subsection (d) above at the time of distribution.

(f)

the Class A Common Shares, none of which will be allotted and issued once the step referred to in Subsection (d) above is completed, shall be cancelled and the authorized share capital of Sundial shall be diminished by deleting the Class A Common Shares as a class of shares, and Sundial’s Articles of Incorporation shall be amended to reflect the foregoing change to its authorized share structure.

(g)

the Distributed Nova Shares transferred and the New Sundial Shares issued to the holders of the Class A Common Shares pursuant to Subsection (d) above will be registered in the names of the former holders of the Class A Common Shares.

(h)

the exchange ratio for the Distributed Nova Shares may be adjusted to ensure that the aggregate Distributed Nova Shares is distributed on a pro rata basis to the Shareholders (excluding Dissenting Shareholders) on the Distribution Record Date.

(i)

the exchanges, cancellations and transfers provided above shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time.

Sundial Growers Inc.

Sundial is a public company with its Common Shares traded on the Nasdaq under the symbol “SNDL”. Sundial is a licensed producer that crafts cannabis using its state-of-the-art indoor facilities, ‘craft-at-scale’ modular growing approach, award-winning genetics and experienced growers. Sundial’s Canadian operations cultivate small-batch cannabis using an individualized “room” approach, with 448,000 square feet of total available space. Sundial’s brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial’s head office is located at Suite 300, 919 — 11th Avenue SW Calgary, Alberta T2P 4K0 and its records office is located at 1600, 421 — 7th Avenue SW Calgary, Alberta T2P 4K9. See Appendix “J” – Information Concerning Sundial Growers Inc.

Nova Cannabis Inc.

Nova is one of Canada’s largest and fastest growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns or operates 80 locations across Alberta, Ontario and Saskatchewan primarily under its Value Buds banner. The Nova Shares are traded on the TSX under the symbol “NOVC”. Nova’s corporate services office is located at 101, 17220 Stony Plain Road NW, Edmonton, Alberta T5S 1K6. See Appendix “K” – Information Concerning Nova Cannabis Inc.

Effect of the Arrangement on Sundial’s Outstanding Securities

Holders of Common Share purchase warrants, stock options, restricted share units and performance share units will not receive new securities in the Arrangement and no adjustments will be made to the terms of such security agreement or certificate. All such securities will remain unaffected by the Arrangement.

Authority of Sundial’s Board

By passing the Arrangement Resolution approving the Arrangement, the Shareholders will also be giving authority to the Board to amend the Plan of Arrangement before or after the Meeting without further notice to Shareholders, and to use its best judgment to proceed with and cause Sundial to complete the Arrangement in the event of any variation of, or amendments to, the Plan of Arrangement, without any requirement to seek or obtain any further approval of the Shareholders. The Board has no current intention to amend the Plan of Arrangement; however, it is possible that management of Sundial may determine, on the basis set forth below, that it is appropriate that amendments be made.

Conditions to the Arrangement

The Plan of Arrangement provides that the Arrangement will be subject to the fulfillment of certain conditions, including but not limited to the following:

(a)	the Arrangement must be approved and ratified by the Shareholders in the manner referred to under “Shareholder Approval”;

(b)

the Arrangement must be approved by the Court in the manner referred to under “Court Approval” in this Information Circular and the Final Order shall have been obtained in form and substance satisfactory to Sundial;

(c)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Sundial; and

(d)	the Arrangement shall not have been abandoned or terminated by the Board.

The Board may, in its discretion, determine not to effect the Arrangement if it determines, subsequent to obtaining Shareholder approval, that such action is not in the best interests of the Corporation. As soon as practicable after the fulfillment of the conditions contained in the Plan of Arrangement, the Board intends to cause a certified copy of the Final Order to be filed with the Registrar, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of Sundial believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor. If the Arrangement Resolution is not passed by an adequate majority of eligible votes at the Meeting, the Arrangement will not be completed.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix “F” – Arrangement Resolution, to this Information Circular. In order for the Arrangement to become effective, as provided in the Interim Order and in accordance with the ABCA, the Arrangement Resolution must be approved by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders. Should Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed.

The Board has approved the terms of the Plan of Arrangement and recommends that each Shareholder vote “FOR” the Arrangement Resolution.

Completion of the Arrangement

The Arrangement will become effective on the date upon which all of the conditions to completion of the Arrangement have been satisfied, the Board determines to proceed with the Arrangement and the filings required under the ABCA have been filed with the Registrar. Completion of the Arrangement is expected to occur within one (1) year from the date of approval of the Arrangement Resolution; however, it is possible that completion may be delayed beyond this date if the Board determines not to proceed with the Arrangement.

Effects of the Arrangement on Shareholders’ Rights

Shareholders receiving New Sundial Shares and Distributed Nova Shares under the Arrangement will remain shareholders of the Corporation and will also become shareholders of Nova. Nova, like the Corporation, is a corporation governed by the ABCA. For more information concerning Nova and its business, see Appendix “K” – Information Concerning Nova Cannabis Inc. as well as the documents incorporated by reference in this Information Circular.

Court Approval

An arrangement under the ABCA requires approval of the Court.

Interim Order

On June 21, 2022, the Corporation obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters relating to the Meeting. The Interim Order is attached as Appendix “H” – Interim Order, to this Information Circular.

Final Order

The ABCA provides that the Arrangement requires final Court approval. Subject to the Plan of Arrangement, if the Arrangement Resolution is approved at the Meeting, Sundial will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 – 5th Street, SW, Calgary, Alberta, Canada, or via video conference, if necessary, on July 22, 2022 at 10:00 a.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order (the “Application”) accompanies this Information Circular following the Notice of Meeting. At the application for the Final Order, the Court will be requested to consider the fairness of the Arrangement.

Any Shareholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person (virtually) or by counsel, provided such Shareholder or other interested party files with the Court and serves upon Sundial on or before 4:00 p.m. (Calgary time) on July 15, 2022, a notice of intention to appear in accordance with the Alberta Rules of Court, setting out such Shareholder’s or interested party’s address for service and, if applicable, indicating whether such Shareholder or interested party intends to support or oppose the Application or make submissions together with a summary of the position such person intends to advocate before the Court and any evidence or materials that are to be presented to the Court. Service of such notice on Sundial is required to be effected by service upon the solicitors for Sundial: McCarthy Tétrault LLP, Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta T2P 4K9, Attention: Lyndsey Delamont.

Exemption from U.S. Registration

The New Sundial Shares and the Distributed Nova Shares to be issued to Shareholders in exchange for their Common Shares pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be issued and exchanged for Common Shares in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States in which Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one (1) or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the general requirement of registration under the U.S. Securities Act pursuant to an arrangement where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange to those to whom the securities will be issued, at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement, and the fairness thereof, are approved by the Court, the New Sundial Shares and the Distributed Nova Shares to be received by Shareholders pursuant to the Arrangement will not require registration under the U.S. Securities Act pursuant to Section 3(a)(10) thereunder. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the New Sundial Shares and the Distributed Nova Shares in exchange for the Common Shares pursuant to the Arrangement. See “The Arrangement – Regulatory Law Matters and Securities Law Matters” below.

Dissent Rights

The following description of the Dissent Rights to which Registered Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder, who seek payment of the fair value of such Dissenting Shareholder’s Common Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, the Interim Order and the text of section 191 of the ABCA, which are attached to this Information Circular as Appendix “G” – Plan of Arrangement, Appendix “H” – Interim Order and Appendix “I” – Section 191 of the Business Corporations Act (Alberta), respectively. A Registered Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of the ABCA, as modified by the Plan of Arrangement and the Interim Order. Failure to comply with the provisions of the ABCA, as so modified, and to adhere to the procedures established therein may result in the loss of all rights thereunder. Accordingly, each Registered Shareholder who is considering exercising Dissent Rights should consult his or her own legal advisor.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Subject to the Interim Order and the satisfaction of certain conditions described therein and summarized below, each Registered Shareholder is entitled, in addition to any other right such Registered Shareholder may have, to dissent in respect of the Arrangement and to be paid by Sundial the fair value of the Common Shares held by such Registered Shareholder, which value will be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was approved by Shareholders.

Dissenting Shareholders must provide a written objection to the Arrangement Resolution that is received by Sundial c/o McCarthy Tétrault LLP, Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta T2P 4K9, Attention: Lyndsey Delamont, by not later than 1:00 p.m. (Calgary time) on July 15, 2022 (or, in the case of any adjournment or postponement of the Meeting, by not later than 1:00 p.m. (Calgary time) on the day that is five (5) Business Days before the day on which the adjourned meeting is reconvened or the postponed meeting is convened, as applicable). Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent in respect of the Arrangement.

A vote against the Arrangement Resolution, an abstention from voting or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute the giving of such a written objection. However, pursuant to the Interim Order, any Registered Shareholder who has voted in favour of the Arrangement Resolution is not entitled to exercise Dissent Rights.

Pursuant to section 191 of the ABCA and the Interim Order, a Registered Shareholder may not exercise Dissent Rights in respect of only a portion of such Registered Shareholder’s Common Shares, but may exercise Dissent Rights only with respect to all of the Common Shares held by such Registered Shareholder or on behalf of any one Beneficial Holder and registered in the Dissenting Shareholder’s name.

Only Registered Shareholders may exercise Dissent Rights. In many cases, Common Shares beneficially owned by a Beneficial Shareholder are registered either: (a) in the name of an Intermediary; or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Common Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its Common Shares and either: (a) instruct the Intermediary to exercise Dissent Rights on the Beneficial Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or another clearing agency, may require that such Common Shares first be re-registered in the name of the intermediary); or (b) instruct the Intermediary to re-register such Common Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise Dissent Rights directly.

Either Sundial (which for purposes hereof shall include any successor to Sundial) or a Dissenting Shareholder may apply to the Court, after the approval of the Arrangement Resolution by Shareholders, to fix the fair value of the Common Shares of a Dissenting Shareholder, which fair value shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was approved by Shareholders. If such an application is made to the Court by either Sundial or a Dissenting Shareholder, Sundial must, unless the Court orders otherwise, send to each Dissenting Shareholder a written offer to pay each Dissenting Shareholder an amount considered by the Board to be the fair value of the Common Shares held by such Dissenting Shareholder. The offer, unless the Court orders otherwise, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Sundial is the applicant, or within 10 days after Sundial is served with a copy of the application, if a Dissenting Shareholder is the applicant. Every offer must be made on the same terms to each Dissenting Shareholder and contain or be accompanied with a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Sundial for the purchase of such Dissenting Shareholder’s Common Shares by Sundial in the amount of the offer made by Sundial or otherwise, at any time before the Court pronounces an order fixing the fair value of the Common Shares. In the event that such an agreement is made prior to the Effective Time, such Dissenting Shareholder shall thereafter cease to have any rights as a Shareholder, other than the right to be paid the fair value of the Dissenting Shareholder’s Common Shares in the amount agreed to between Sundial and such Dissenting Shareholder. For greater certainty, pursuant to the Plan of Arrangement and the Interim Order, at the Effective Time, without any further act or formality:

(a)	the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to Sundial, free and clear of any encumbrances, and cancelled;

(b)	each Dissenting Shareholder shall cease to have any rights as a Shareholder, other than the right to be paid the fair value of the Dissenting Shareholder’s Common Shares; and

(c)	the name of each Dissenting Shareholder shall be removed from the register of Shareholders.

Pursuant to the Plan of Arrangement and the Interim Order, following the Effective Time, neither Sundial nor Nova shall be required to recognize any Dissenting Shareholder as a Shareholder of either Sundial or Nova.

A Dissenting Shareholder will not be required to give security for costs in respect of an application to fix the fair value of the Common Shares and, except in special circumstances, will not be required to pay the costs of such application or appraisal. On such application, the Court will make an order: (a) fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application; (b) giving judgment in that amount against Sundial and in favour of each of those Dissenting Shareholders; and (c) fixing the time within which Sundial must pay such amount to such Dissenting Shareholders. In the event that the Court makes such an order, all Dissenting Shareholders who are parties to the application shall thereafter cease to have any rights as Shareholders, other than the right to be paid the amount of such judgment.

Until the occurrence of: (a) the Effective Time; (b) the making of an agreement between Sundial and the applicable Dissenting Shareholder as to the payment to be made by Sundial to such Dissenting Shareholder; or (c) the pronouncement of a Court order in respect of which the applicable Dissenting Shareholder is subject, whichever first occurs, a Dissenting Shareholder may withdraw such Dissenting Shareholder’s dissent, or if the Arrangement has not yet become effective, Sundial may rescind the Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Pursuant to the Plan of Arrangement and the Interim Order, notwithstanding the provisions of section 191 of the ABCA, a Dissenting Shareholder who, for any reason, is not ultimately entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

Sundial shall not make a payment to a Dissenting Shareholder under section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, Sundial shall notify, within the time period prescribed by the ABCA, each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholder for such Dissenting Shareholder’s Common Shares, in which case a Dissenting Shareholder may, by written notice to Sundial within 30 days after receipt of such notice, withdraw such Dissenting Shareholder’s written objection, in which case the Dissenting Shareholder shall be deemed to have participated in the Arrangement as a Registered Shareholder. If the Dissenting Shareholder does not withdraw such Dissenting Shareholder’s written objection, such Dissenting Shareholder retains a status as a claimant against Sundial to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares, as determined under the applicable provisions of the ABCA (as modified by the Interim Order and the Plan of Arrangement or any other order of the Court), will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Common Shares. Furthermore, Registered Shareholders who are considering exercising Dissent Rights should be aware of the consequences under applicable tax laws of exercising Dissent Rights in respect of the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Common Shares. Section

191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Dissenting Shareholders who are considering exercising Dissent Rights should, in addition to consulting their own legal advisor, carefully consider and comply with the Plan of Arrangement, the Interim Order and the text of section 191 of the ABCA, the full text of which are attached to this Information Circular as, Appendix “G” – Plan of Arrangement, Appendix “H” – Interim Order and Appendix “I” – Section 191 of the Business Corporations Act (Alberta), respectively.

Regulatory Approvals

The Common Shares are, and the New Sundial Shares will be, listed and posted for trading on the Nasdaq. It is anticipated that the Arrangement will not be completed unless and until the Nova Shares, including the Distributed Nova Shares, are listed and posted for trading on the Nasdaq (or such other United States stock exchange or over-the-counter trading platform as may be acceptable to the Board). Subject to approval of Nova, which Sundial shall use its commercially reasonable efforts to obtain, Sundial shall use its commercially reasonable efforts to cause the Nova Shares, including the Distributed Nova Shares, to be listed on a United States stock exchange or to trade over-the-counter, with effect immediately following the completion of the Arrangement. Any listing will be subject to meeting initial listing requirements of the Nasdaq or such other stock exchange or over-the-counter market. There can be no assurance as to if, or when, the Nova Shares will be listed or traded on the Nasdaq or any other stock exchange or over-the-counter market.

Regulatory Law Matters and Securities Law Matters

Other than the Final Order, the Corporation is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, the Corporation currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Shareholder approval of the Arrangement Resolution at the Meeting and receipt of the Final Order, the Effective Date is expected to be on a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation and Shareholders to implement such Arrangement, which consideration may include that the Nova Shares are listed on the Nasdaq (or such other United States stock exchange or over-the-counter trading platform as may be acceptable to the Board. The Arrangement will be implemented but in not later than one year after the date on which Arrangement Resolution is approved.

Canadian Securities Law Matters

Each Shareholder is urged to consult such Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the New Sundial Shares or Distributed Nova Shares.

Distribution and Resale of New Sundial Shares and Distribution of Distributed Nova Shares under Canadian Securities Laws

The distribution of the New Sundial Shares and Distributed Nova Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The New Sundial Shares and Distributed Nova Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the New Sundial Shares or the Distributed Nova Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of the Corporation or Nova, as the case may be, the selling security holder has no reasonable grounds to believe that the Corporation or Nova, as the case may be, is in default of applicable Canadian securities laws.

The issuance pursuant to the Arrangement of the New Sundial Shares and the distribution of Distributed Nova Shares, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the prospectus requirements contained in applicable Canadian securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident. The Corporation is currently a “reporting issuer” under the applicable securities legislation in each of the provinces and territories of Canada. Under NI 45-102 (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident), the New Sundial Shares and Distributed Nova Shares received by Shareholders pursuant to the Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of New Sundial Shares and Distributed Nova Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any person or combination of persons holding a sufficient number of New Sundial Shares or Distributed Nova Shares, as the case may be, to affect materially the control of Corporation or Nova, respectively.

United States Securities Law Matters

Resales of Distributed Nova Shares and New Sundial Shares after the Effective Time

The resale rules under the U.S. Securities Act applicable to Shareholders in the United States are summarized below. The following summary is a general overview of certain requirements of United States federal securities laws that may be applicable to Shareholders in the United States with respect to securities that they may receive pursuant to or following the Arrangement. All Shareholders in the United States are urged to consult with their own legal counsel to ensure that any proposed resale or exercise of such Distributed Nova Shares complies with applicable securities laws.

Non-Affiliates of Nova (with respect to the Distributed Nova Shares) and of Sundial (with respect to New Sundial Shares)

Shareholders in the United States who are not “affiliates” (as defined in Rule 144) of Nova or Sundial, as applicable, at the time of, or within 90 days before, their resale of Distributed Nova Shares or New Sundial Shares, as applicable, and who were not such “affiliates” within 90 days prior to the Effective Date, may generally resell Distributed Nova Shares and their New Sundial Shares without restriction under the U.S. Securities Act. An “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or ten percent (10%) or greater shareholders of an issuer are considered to be its “affiliates”.

Affiliates of Nova (with respect to the Distributed Nova Shares) and of Sundial (with respect to New Sundial Shares)

Shareholders in the United States who are affiliates of Nova or Sundial (as applicable), at the time of, or within 90 days before, their resale of Distributed Nova Shares or New Sundial Shares (as applicable) or who were affiliates of Nova or Sundial (as applicable) within 90 days prior to the Effective Date, will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the Distributed Nova Shares or New Sundial Shares (as applicable). These Shareholders may not resell their Distributed Nova Shares or New Sundial Shares unless such securities are registered under the U.S. Securities Act or an exemption from registration is available, such as an exemption pursuant to Regulation S or Rule 144 which are briefly described below:

•

Resale of Distributed Nova Shares or New Sundial Shares Pursuant to Regulation S. In general, under Regulation S, persons who are affiliates of Nova at the time of their resale of Distributed Nova Shares or who are affiliates of Sundial at the time of their resale of New Sundial Shares solely by virtue of their status as an officer or director of Nova or Sundial (as applicable) may sell Distributed Nova Shares or New Sundial Shares after the Effective Date outside of the United States in an “offshore transaction” (which would include a sale through the TSX, TSX Venture Exchange or Canadian Securities Exchange, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Nova Shares or New Sundial Shares (as applicable) who is an affiliate of Nova or Sundial at the time of the resale of their securities other than by virtue of his or her status as an officer or director of the issuer.

•

Resale of Distributed Nova Shares and New Sundial Shares Pursuant to Rule 144. Unless the Distributed Nova Shares or the New Sundial Shares (as applicable) are earlier registered, persons who are affiliates of Nova or Sundial (as applicable) at the time of, or within 90 days before, their resale, or who were affiliates of Nova or Sundial (as applicable) within 90 days prior to the Effective Date, may resell their securities after the Effective Date, provided that the number of such shares sold, together with all other shares of the same class sold for their account during any three-month period, does not exceed the greater of one percent (1%) of the then outstanding securities of such class or, if such shares are listed on a United States securities exchange and/or reported through the automated quotation system of a United States registered securities association, the average weekly trading volume of such shares during the four (4) calendar weeks for a specified period, subject to aggregation rules, specified restrictions on manner of sale, reporting requirements, and the availability of current public information about Nova or Sundial (as applicable). Persons that are affiliates of Nova or Sundial after the Arrangement will continue to be subject to the resale restrictions described above for so long as they continue to be affiliates of such entity, and for 90 days thereafter.

Fees and Expenses

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expense.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that the Corporation’s senior management and the Board will participate in the Arrangement, to the extent they are Shareholders, in the same manner as Shareholders. There are no collateral benefits to be received by the directors or Executive Officers of the Corporation as a result of the Arrangement.

Directors

The directors of the Corporation (other than directors who are also Executive Officers) hold, in the aggregate, 537,358 Common Shares, representing approximately 0.23% of the Common Shares outstanding on the Record Date. All of the Common Shares held by the directors will be treated in the same fashion under the Arrangement as Common Shares held by every other Shareholder.

Executive Officers

The Executive Officers hold, in the aggregate, 8,921,278 Common Shares representing approximately 0.37% of the Common Shares as of the Record Date. All of the Common Shares held by the Executive Officers of the Corporation will be treated in the same fashion under the Arrangement as Common Shares held by every other Shareholder.

PROCEDURE FOR THE DISTRIBUTION OF CERTIFICATES

Share Certificates

Assuming the Share Consolidation Resolution is approved at the Meeting and the Board determines to proceed with the Share Consolidation, it is expected the Share Consolidation will occur immediately following the Meeting. Assuming the Arrangement Resolution is approved at the Meeting, and the Board determines to proceed with the Arrangement, it is expected the Arrangement Resolution will occur within one (1) year of approval of the Arrangement Resolution at the Meeting, as determined by the Board at its discretion. All references to pre-consolidation Common Shares includes reference to the Common Shares and references to New Sundial Shares in this section include reference to the Post-Consolidation Shares to be issued in connection with the Share Consolidation.

Following the Share Consolidation and the Arrangement, those Registered Shareholders who will hold at least one (1) Post-Consolidation Share will be required to exchange certificates representing pre-consolidation Common Shares for certificates representing new Post-Consolidation Shares or, alternatively, in certain circumstances, a DRS representing the number of Post-Consolidation Shares held. The Direct Registration System is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS rather than a physical share certificate.

Odyssey will mail to each Registered Shareholder concurrently with this Information Circular a Consolidation LOT and will mail, at such time as the Board determines to proceed with the Arrangement an Arrangement LOT.

The Consolidation LOT will contain instructions on how to surrender to the transfer agent the certificate(s) representing the Registered Shareholder’s pre-consolidation Common Shares. The transfer agent will send to each Registered Shareholder who follows the instructions provided in the Consolidation LOT a new share certificate representing the number of Post-Consolidation Shares to which the Registered Shareholder is entitled, rounded up or down to the nearest whole number or, alternatively, in certain circumstances, a DRS representing the number of Post-Consolidation Shares the Registered Shareholder shall hold following the Share Consolidation.

The Arrangement LOT will contain instructions on how to surrender to the transfer agent the certificate(s) representing the Registered Shareholder’s Post-Consolidation Shares. The transfer agent will send to each Registered Shareholder who follows the instructions provided in the Arrangement LOT a new share certificate representing the number of New Sundial Shares and Distributed Nova Shares to which the Registered Shareholder is entitled, rounded up or down to the nearest whole number or, alternatively, in certain circumstances, a DRS representing the number of New Sundial Shares and Distributed Nova Shares the Registered Shareholder shall hold following the Arrangement.

Until surrendered to Odyssey, each share certificate representing pre-consolidation Common Shares, with respect to the Share Consolidation and Post-Consolidation Shares, with respect to the Arrangement, will be deemed for all purposes to represent the number of Post-Consolidation Shares as a result of the Share Consolidation and New Sundial Shares and Distributed Nova Shares as a result of the Arrangement, as applicable. Until Registered Shareholders have returned their properly completed and duly executed LOTs and surrendered their old share certificate(s) for exchange, as required under the Consolidation LOT and Arrangement LOT, as applicable, Registered Shareholders will not be entitled to receive distributions of either Sundial or following approval of the Arrangement by the Board, of Nova, if any, that may be declared and payable to holders of record following the implementation of the Share Consolidation and decision to proceed with the Arrangement by the Board.

Any Registered Shareholder whose share certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and LOTs to the transfer agent is the responsibility of the Registered Shareholder and neither the Corporation nor the transfer agent will have any liability in respect of the share certificates and/or LOTs which are not actually received by the transfer agent.

Beneficial Shareholders are not required to take any action to receive Post-Consolidation Shares, upon determination to proceed with the Consolidation, as such securities will be delivered to the intermediary through the procedures in place for such purposes between CDS & Co. or similar entities and such intermediaries. Beneficial Shareholders should contact their intermediary if they have questions regarding this process.

Additionally, Beneficial Shareholders are not required to take any action to receive New Sundial Shares and Distributed Nova Shares, upon determination to proceed with the Arrangement, as such securities will be delivered to the intermediary through the procedures in place for such purposes between CDS & Co. or similar entities and such intermediaries. Beneficial Shareholders should contact their intermediary if they have questions regarding this process.

REGULATORY APPROVALS

The Common Shares are, and the New Sundial Shares will be, listed and posted for trading on the Nasdaq. The Nova Shares are currently listed on the TSX. It is anticipated that the Arrangement will not be completed unless and until the Nova Shares, including the Distributed Nova Shares, are listed and posted for trading on the Nasdaq (or such other United States stock exchange or over-the-counter trading platform as may be acceptable to the Board). Subject to approval of Nova, which Sundial shall use its commercially reasonable efforts to obtain, Sundial shall use its commercially reasonable efforts to cause the Nova Shares, including the Distributed Nova Shares, to be listed on a United States stock exchange or to trade over-the-counter, with effect immediately following the completion of the Arrangement. Any listing will be subject to meeting initial listing requirements of the Nasdaq or such other stock exchange or over-the-counter market. There can be no assurance as to if, or when, the Nova Shares will be listed or traded on the Nasdaq or any other stock exchange or over-the-counter market.

NOTE TO UNITED STATES SECURITY HOLDERS

The Arrangement and the securities to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities in any state in the United States, nor has the SEC or the securities regulatory authorities of any state in the United States passed upon the fairness or merits of the Arrangement or upon the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

The Distributed Nova Shares and New Sundial Shares to be distributed by Sundial to Shareholders in the United States pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in the Section 3(a)(10) thereunder on the basis of the approval of the Court, and corresponding exemptions under the securities laws of each state of the United States in which Shareholders in the United States are domiciled.

The exemption from registration under Section 3(a)(10) of the U.S. Securities Act exempts from registration the issuance of any securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, pursuant to an arrangement where, among other things, the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing at which the substantive and procedural fairness of the terms and conditions of such exchange are approved at which all persons to whom it is proposed to issue securities in such exchange have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on June 21, 2022 and, subject to the approval of the Arrangement by the Shareholders, a hearing for the Final Order approving the Arrangement will be held at 10:00 a.m. (Calgary time) on July 22, 2022 (or as soon thereafter as legal counsel can be heard). All Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the

Interim Order. Accordingly, the Final Order, if granted by the Court after the Court considers the substantive and procedural fairness of the Arrangement to the Shareholders, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereunder with respect to the Distributed Nova Shares and New Sundial Shares to be distributed in connection with the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Any resale of such Distributed Nova Shares or New Sundial Shares by such an affiliate (or former affiliate) is subject to the registration requirements of the U.S. Securities Act, absent an available exemption therefrom.

The Distributed Nova Shares and New Sundial Shares to be distributed to Shareholders in the United States under the Arrangement will be freely tradeable under United States federal securities laws, except that the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who: (a) are, or within the 90 days immediately before such resale were, “affiliates” (as defined in Rule 144) of Nova (with respect to the Distributed Nova Shares) or Sundial (with respect to the New Sundial Shares); or (b) were “affiliates” of Nova or Sundial (as applicable) within 90 days prior to the Effective Date. As defined in Rule 144, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or ten percent (10%) or greater shareholders of an issuer are considered to be its “affiliates”.

Any resale of such Distributed Nova Shares or New Sundial Shares by such an affiliate (or former affiliate) will be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters” in this Information Circular. Shareholders should be aware that the acquisition by Shareholders of the Distributed Nova Shares and New Sundial Shares pursuant to the Arrangement described herein may have tax consequences both in Canada and the United States. Such consequences for Shareholders may not be described fully herein. Shareholders are advised to review the summary contained in this Information Circular under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”, and all Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by Shareholders in the United States of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of the Corporation and Nova are incorporated in jurisdictions outside the United States, certain of their directors and executive officers are residents of Canada and all of their assets and the assets of such persons are located outside the United States. Shareholders in the United States may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon the Corporation, Nova, their respective officers or directors or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Shareholders resident in the United States should not assume that Canadian courts: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States or “blue sky” laws of any state within the United States.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

For the purposes of this section, all references to Common Shares and New Sundial Shares includes Post- Consolidation Shares.

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who (i) is a beneficial owner of Common Shares who participates in the Arrangement, if approved and undertaken by the Board, and the Share Consolidation, if approved, and who, for purposes of the Tax Act and at all relevant times: (ii) holds Common Shares, and will hold all Class A Common Shares, New Sundial Shares and Distributed Nova Shares held or acquired pursuant to the Arrangement and the Share Consolidation as capital property, and (iii) deals at arm’s length with each of the Corporation and Nova and is not affiliated with the Corporation or Nova. A Shareholder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders. Holders of Common Share purchase warrants, stock options, restricted share units and performance share units and other holders of convertible securities of Sundial are not addressed in this summary, and should consult their own tax advisors with respect to the tax considerations relevant to them under the Arrangement.

This summary is based on the current provisions of the Tax Act, the Tax Regulations in force on the date hereof, and our understanding of the current published administrative policies of the CRA. The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary is not applicable to: (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules under the Tax Act, (b) a Holder that is a “specified financial institution”, as defined in the Tax Act, (c) a Holder an interest in which is, or whose Common Shares, Class A Common Shares, New Sundial Shares, Distributed Nova Shares or Post-Consolidation Shares (collectively, “Subject Securities”) are, a “tax shelter” as defined in the Tax Act, or a “tax shelter investment” as defined in the Tax Act, (d) a Holder that has elected to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency, (e) a Holder that has entered or will enter into, in respect of any of the Subject Securities, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, (f) a Holder that will receive dividends on any of the applicable Subject Securities, under or as part of a “dividend rental arrangement”, as defined in the Tax Act, (g) a Holder that is a “foreign affiliate” of a taxpayer resident in Canada, as defined in the Tax Act, (h) a Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the New Sundial Shares, Distributed Nova Shares and Post-Consolidation Shares, controlled by a non-resident person or entity (or group of non-resident persons or entities not dealing at arm’s length for purposes of the Tax Act) for purposes of the “foreign affiliate dumping” rules of the Tax Act, or (i) any other Holder of special status or in special circumstances. All such Holders should consult their own tax advisors to determine the particular income tax consequences to them of the Arrangement and the Share Consolidation. In addition, this summary does not address the tax considerations relevant to Holders who acquired their Common Shares on the exercise of an employee stock option, and such Holders should also consult their own tax advisors.

For purposes of this summary, it has been assumed that the Class A Common Shares will be represented for listing purposes on the Nasdaq (and shall be considered listed on the Nasdaq at all relevant times) by the continued listing of the Common Shares, that New Sundial Shares will be listed for trading on the Nasdaq upon issuance simultaneously and without interruption with the delisting of such Common Shares, and that the CRA will respect the listed status on the Nasdaq of the Common Shares, Class A Common Shares and New Sundial Shares at all relevant times, although listing is subject to all relevant conditions of the Nasdaq and the acceptance of listed status by the Nasdaq or the Nasdaq as of any particular time cannot be guaranteed. No tax ruling or legal opinion has been sought or obtained in this regard or with respect to any assumptions or provisos contained in this summary. The discussion below is qualified accordingly. For purposes of this summary, a reference to Common Shares may include a reference to Class A Common Shares where the context requires, and unless otherwise indicated.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Residents of Canada

This part of the summary is applicable, subject to the discussion under “General” above, to Resident Holders.

A Resident Holder whose Common Shares, Class A Common Shares, New Sundial Shares or Distributed Nova Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem such shares, and every other “Canadian security” (as defined in the Tax Act), held by such Resident Holder, in the taxation year of the election and each subsequent taxation year to be capital property.

Amendment to the Articles of the Corporation and the Re-designation of Common Shares

Consistent with our understanding of the administrative position of the CRA, the amendments, pursuant to the Arrangement, to the authorized share structure and articles of the Corporation to rename and re-designate the Common Shares as Class A Common Shares and to create special rights and restrictions attached thereto should not, in and of itself, result in Resident Holders being deemed to have disposed of their Common Shares or otherwise constitute a taxable event for the purposes of the Tax Act, and the summary is based on this assumption. As such, the ACB, within the meaning of the Tax Act, to a Resident Holder of their Common Shares immediately prior to such amendments should continue to be the ACB of their Class A Common Shares immediately after such amendments.

Exchange of Common Shares for New Sundial Shares and Distributed Nova Shares

Resident Holders should be considered to have disposed of their Common Shares (re-designated as Class A Common Shares) on the exchange of their shares for New Sundial Shares and Distributed Nova Shares pursuant to the Arrangement and the related amendment to the articles of the Corporation. These transactions are understood and assumed to be considered to occur “in the course of a reorganization of capital” of the Corporation within the meaning of Section 86 of the Tax Act consistent with our understanding of the administrative position of the CRA, and the summary is based on this assumption (herein, the “Share Exchange”). No tax ruling or legal opinion has been sought or obtained in this regard or with respect to any assumptions or provisos contained in this summary.

A Resident Holder who exchanges Class A Common Shares for New Sundial Shares and Distributed Nova Shares should realize a capital gain equal to the amount, if any, by which the aggregate fair market value of those Distributed Nova Shares at the effective time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described below (if any), exceeds the ACB of the Resident Holder’s Class A Common Shares determined immediately before the Share Exchange. Any capital gain so realized will be taxable as described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

A Resident Holder who exchanges Class A Common Shares for New Sundial Shares and Distributed Nova Shares pursuant to the Share Exchange should be deemed to have received a taxable dividend equal to the amount, if any, by which the aggregate fair market value of the Distributed Nova Shares received by the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the PUC of the Resident Holder’s Class A Common Shares determined at that time. See the heading “Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dividends on Shares” below for a general description of the taxation of dividends under the Tax Act. However, although the Corporation has not made a full or final determination of the PUC and the result cannot be guaranteed, the Corporation expects that the aggregate fair market value of all Distributed Nova Shares distributed pursuant to the Share Exchange under the Arrangement should not exceed the aggregate PUC of the Class A Common Shares. Accordingly, the Corporation does not expect that a Resident Holder should be deemed to receive a taxable dividend on the Share Exchange, although this result cannot be guaranteed.

The aggregate cost to a Resident Holder of the New Sundial Shares acquired on the Share Exchange should be equal to the amount, if any, by which the ACB of the Resident Holder’s Class A Common Shares, immediately before the exchange, exceeds the fair market value, at the time of the exchange, of the Distributed Nova Shares acquired by such Resident Holder on the Share Exchange. The aggregate cost to a Resident Holder of the Distributed Nova Shares acquired on the Share Exchange should be equal to the fair market value of the Distributed Nova Shares at the time of the Share Exchange. A Resident Holder who acquires Distributed Nova Shares pursuant to the Arrangement and who holds other Distributed Nova Shares should generally be subject to the detailed cost averaging rules in the Tax Act in determining the ACB to the Resident Holder of each Nova Share. Such Resident Holders should consult with their own tax advisors.

Dividends on Shares

A Resident Holder who is an individual, including certain trusts, will be required to include in income any dividends received or deemed to be received on the Resident Holder’s Common Shares, New Sundial Shares and Distributed Nova Shares and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by the Corporation or Nova, as the case may be, as “eligible dividends”, as defined in the Tax Act. There may be limitations on the Corporation’s or Nova’s ability to so designate a dividend (if any) as an “eligible dividend”, and neither corporation has made any commitments in this regard.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s Common Shares, New Sundial Shares or Distributed Nova Shares, but generally will be entitled to deduct an equivalent amount in computing its taxable income, subject to all restrictions and limitations under the Tax Act. In the event that a dividend is deemed to have been received on the exchange of Class A Common Shares for New Sundial Shares and Distributed Nova Shares under the Arrangement, Resident Holders that are corporations may wish to consult their tax advisors on the tax consequences of the deemed receipt of such a dividend, including the potential application of subsection 55(2) of the Tax Act that may result in a portion or all of such deemed dividend being treated as a capital gain, depending on the circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to a special tax under Part IV of the Tax Act (refundable in certain circumstances) on any dividend that it receives or is deemed to receive on Common Shares, New Sundial Shares, Post-Consolidation Shares or Distributed Nova Shares, to the extent that the dividend is deductible in computing the corporation’s taxable income. A Resident Holder that is a “Canadian-controlled private corporation” or a “substantive CCPC” as proposed to be defined in the Tax Act as announced in Budget 2022 at a relevant time for purposes of the Tax Act may be subject to a special tax (refundable in certain circumstances) on its “aggregate investment income” which includes dividends that are not deductible in computing taxable income.

Taxable dividends received by a Resident Holder that is an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Disposition of New Sundial Shares and Distributed Nova Shares

A Resident Holder that disposes or is deemed to dispose of a New Sundial Share or a Distributed Nova Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the New Sundial Share or Nova Share, as the case may be, exceed (or are less than) the sum of the Resident Holder’s ACB of such New Sundial Share or Nova Share, as the case may be, determined immediately before the disposition and any reasonable costs of disposition. See “Taxation of Capital Gains and Losses” below.

Taxation of Capital Gains and Losses

Generally, a Resident Holder will be required to include in computing the Resident Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three (3) preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

Where a Resident Holder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any New Sundial Share or Nova Share, as the case may be, may be reduced by the amount of dividends received or deemed to have been received by it on such New Sundial Share or Nova Share, as the case may be, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Sundial Shares or Distributed Nova Shares, as the case may be, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such securities. Resident Holders that may be affected by these rules should consult their own tax advisors.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a substantive-CCPC (as proposed to be defined in the Tax Act as announced in Budget 2022) may be required to pay a special tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains.

Capital gains realized by a Resident Holder that is an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Dissenting Resident Holder”) and who consequently transfers or is deemed to transfer Common Shares to Sundial for payment by Sundial should be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Resident Holder’s Common Shares determined immediately before the Arrangement. Any such taxable dividend should be taxable as described above under “Holders Resident in Canada – Dividends on Shares”. The Dissenting Resident Holder should also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (or is exceeded by) the ACB of the Dissenting Resident Holder’s Common Shares determined immediately before the Arrangement. Any such capital gain or loss should generally be taxable or deductible immediately before the Arrangement. Any such capital gain or loss will generally be taxable or deductible as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

The Dissenting Resident Holder will be required to include any portion of the payment that is on account of interest in income in the year received.

Eligibility for Investment

Subject to the provisions of any particular plan, the New Sundial Shares will, when issued pursuant to the Arrangement, constitute qualified investments under the Tax Act for a trust governed by any Registered Plans, provided that, at such time, the New Sundial Shares are listed on a “designated stock exchange”, within the meaning of the Tax Act (which currently includes the Nasdaq) or the Corporation is otherwise a “public corporation” as defined in the Tax Act. The Corporation expects that the New Sundial Shares will be listed on the Nasdaq at all relevant times and therefore be qualified investments as described above at the time such shares are issued pursuant to the Arrangement, although listing is subject to all relevant conditions of the Nasdaq and the acceptance of listed status by the Nasdaq as of any particular time cannot be guaranteed.

Subject to the provisions of any particular plan, the Distributed Nova Shares will constitute qualified investments under the Tax Act for a Registered Plan at a particular time if and provided that, at such time, the Distributed Nova Shares are listed on a “designated stock exchange” within the meaning of the Tax Act (which currently includes the Nasdaq) or Nova is otherwise a “public corporation” as defined in the Tax Act. Nova will apply to list the Nova Shares, including the Distributed Nova Shares on the Nasdaq. Listing will be subject to Nova fulfilling all of the requirements of the Nasdaq. Nova will rely on the Nasdaq to proceed in such manner as may be intended to result in the Nova Shares, including the Distributed Nova Shares being considered as listed on the Nasdaq for purposes of the Tax Act at the time of their issuance, but no tax ruling or legal opinion has been sought or obtained in this regard. There can be no guarantee that Nasdaq approval of a listing will be granted or will be in a form that is, or is acceptable to the CRA as, a full and unconditional listing sufficient for “qualified investment” status under the Tax Act for purposes of a Registered Plan at a relevant time. If the Nova Shares, including the Distributed Nova Shares, are not effectively listed on a “designated stock exchange” (which currently includes the TSX and the Nasdaq) for purposes of the Tax Act at the time of their distribution and Nova does not otherwise become a “public corporation” as of that time, the Nova Shares will not be “qualified investments” for Registered Plans at that time. The adverse tax consequences to a Registered Plan and/or its annuitant or subscriber where a Registered Plan acquires or holds Distributed Nova Shares that are not a “qualified investment” are not discussed in this summary, and holders should consult their own tax advisors in this regard.

Notwithstanding that the Class A Common Shares, New Sundial Shares, Post-Consolidation Shares or Distributed Nova Shares may be or become a qualified investment for a Registered Plan, the annuitant under a RRSP or RRIF, the subscriber of a RESP, or the holder of a RDSP or TFSA, as the case may be, will be subject to a penalty tax if such securities are “prohibited investments” for purposes of the Tax Act for the RRSP, RRIF, RESP, RDSP or TFSA, as the case may be. The shares will not generally be prohibited investments for a RRSP, RRIF, RESP, RDSP or TFSA if the annuitant under a RRSP or RRIF, the subscriber of a RESP, or the holder of a RDSP or TFSA, as the case may be, deals at arm’s length with the Corporation and/or Nova, as the case may be, for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in the Corporation and/or Nova, as the case may be. In addition, Class A Common Shares, New Sundial Shares, Post-Consolidation Shares and/or Distributed Nova Shares, as the case may be, will generally not be prohibited investments if such securities are “excluded property” as defined in the Tax Act. Shareholders should consult their own tax advisors as to whether Class A Common Shares, New Sundial Shares and/or Distributed Nova Shares will be prohibited investments in their particular circumstances, and with respect to qualified investment status.

Share Consolidation

No disposition or acquisition of Common Shares should occur for purposes of the Tax Act solely as a result of the Share Consolidation. The aggregate ACB of the Common Shares held by a Holder immediately after the Share Consolidation should be the same as the aggregate adjusted cost base of the Common Shares held by that Holder before the Share Consolidation.

Non-Residents of Canada

For the purposes of this section, all references to Common Shares and New Sundial Shares includes Post- Consolidation Shares.

This part of the summary is applicable, subject to the discussion under “General” above, to a Non-Resident Holder. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such non-resident holders should consult their own tax advisers with respect to the Arrangement.

It has been assumed that the Class A Common Shares will be represented for listing purposes on the Nasdaq (and so be considered listed on the Nasdaq at all relevant times) by the continued listing of the Common Shares, that New Sundial Shares will be listed for trading on the Nasdaq upon issuance simultaneously and without interruption with the delisting of such Common Shares, and that the CRA will respect the listed status on the Nasdaq of the Common Shares, Class A Common Shares and New Sundial

Shares at all relevant times, although listing is subject to all relevant conditions of the Nasdaq and the acceptance of listed status by the Nasdaq (or the CRA) as of any particular time cannot be guaranteed.

This portion of the summary also assumes that the Nova Shares, including the Distributed Nova Shares, will be listed on a designated stock exchange (which currently includes the Nasdaq and the TSX) when distributed pursuant to the Arrangement. Nova will rely on the Nasdaq to proceed in such manner as may be intended to result in the Nova Shares, including the Distributed Nova Shares, being considered as listed on the Nasdaq for purposes of the Tax Act at the time of their issuance, and it is assumed for the purposes of this summary that the Nova Shares, including the Distributed Nova Shares, will be so listed at the time of their distribution, although no assurances can be provided in this regard, and listing is subject to all relevant conditions of the Nasdaq and the acceptance of listed status by the Nasdaq (or the CRA) as of any particular time cannot be guaranteed. No tax ruling or legal opinion has been sought or obtained with respect to any of the foregoing or with respect to any assumptions or provisos contained in this summary. The discussion below is qualified accordingly.

Consistent with our understanding of the administrative position of the CRA, the amendments, pursuant to the Arrangement, to the authorized share structure and articles of the Corporation to rename and re-designate the Common Shares as Class A Common Shares and to create special rights and restrictions attached thereto should not, in and of itself, result in Non-Resident Holders being deemed to have disposed of their Common Shares or otherwise constitute a taxable event for the purposes of the Tax Act, and the summary is based on this assumption. As such, the ACB to a Non-Resident Holder of their Common Shares immediately prior to such amendments should continue to be the ACB of their Class A Common Shares immediately after such amendments.

The Share Exchange

The cost to a Non-Resident Holder of Distributed Nova Shares acquired on the Share Exchange should be equal to the fair market value of the Distributed Nova Shares at the time of the exchange. The cost to a Non-Resident Holder of New Sundial Shares acquired on the Share Exchange should be equal to the amount, if any, by which the ACB of the Non-Resident Holder’s Common Shares immediately before the exchange exceeds the fair market value of the Distributed Nova Shares received on the exchange.

If the aggregate fair market value of the Distributed Nova Shares received by a Non-Resident Holder on the Share Exchange exceeds the PUC as determined for purposes of the Tax Act, of the Class A Common Shares exchanged, then the excess should be deemed to be a dividend received by the Non-Resident Holder from the Corporation and subject to withholding tax. See “Dividends on Shares” below for a general description of the treatment of dividends received by a Non-Resident Holder under the Tax Act including amounts deemed under the Tax Act to be received as dividends. Although the Corporation has not made a full or final determination of the PUC and the result cannot be guaranteed, the Corporation expects that the aggregate fair market value of all Distributed Nova Shares distributed pursuant to the Share Exchange under the Arrangement should not exceed the aggregate PUC of the Class A Common Shares. Accordingly, the Corporation does not expect that a Resident Holder should be deemed to receive a taxable dividend on the Share Exchange, although this result cannot be guaranteed. If the Corporation determines that a deemed dividend should arise as a consequence of the Arrangement, the Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to a Non-Resident Holder (including the Distributed Nova Shares) such amounts as the Corporation is required or permitted to deduct and withhold under the Tax Act. To the extent that the Corporation is required to deduct and withhold an amount from the consideration, including the Distributed Nova Shares, the Corporation will take such actions as may be reasonably necessary in order to meet the Corporation’s withholding tax obligations arising as a result of any deemed dividend to Non-Resident Holders. Non-Resident Holders may be subject to additional tax consequences in Canada as a result of any such actions taken by the Corporation to meet its withholding obligations under the Tax Act.

On the exchange of Class A Common Shares for New Sundial Shares and Distributed Nova Shares on the Share Exchange, a capital gain (or capital loss) may be realized by a Non-Resident Holder equal to the amount by which (a) the aggregate of the cost of the Distributed Nova Shares and of the New Sundial Shares received, determined as described above, less the amount of any dividend deemed to be received

(if any) on the Share Exchange, exceeds (or is less than), (b) the aggregate of the ACB of the Common Shares exchanged and any reasonable costs of disposition.

Taxation of Capital Gains and Losses

A Non-Resident Holder who participates in the Arrangement should not be subject to tax under the Tax Act on any capital gain realized on the Share Exchange, nor will a Non-Resident Holder in general terms be subject to tax under the Tax Act on a disposition of New Sundial Shares or Distributed Nova Shares, provided that the relevant shares are not “taxable Canadian property” (as defined in the Tax Act), as discussed below, to the Non-Resident Holder at the relevant time or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition or deemed disposition, if the relevant shares are then listed on a designated stock exchange, as defined in the Tax Act (which currently includes the Nasdaq) at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition (i) (a) the Non-Resident Holder, (b) one or more persons with whom the Non-Resident Holder did not deal at arm’s length, (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly, through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned or was considered to own twenty-five percent (25%) or more of the issued shares of any class of the capital stock of the Corporation (or, in the case of Distributed Nova Shares, of Nova), and (ii) more than fifty percent (50%) of the fair market value of the relevant shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Shares may also be deemed to be “taxable Canadian property” pursuant to certain other provisions of the Tax Act.

If the relevant shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder should consult with the Non-Resident Holder’s own tax advisors to determine if a gain may be exempt from tax under the Tax Act on the disposition of such relevant shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “Resident Holders – Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders who may hold relevant shares as taxable Canadian property should consult their own tax advisors.

Dividends on Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Common Shares, New Sundial Shares or Distributed Nova Shares will be subject to withholding tax under Part XIII of the Tax Act at a rate of twenty-five percent (25%), unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a Non-Resident Holder who is the beneficial owner of dividends and is a resident of the United States for purposes of the Canada-US Treaty and who is entitled to the benefits of the Canada-US Treaty, the rate of withholding will generally be reduced to fifteen percent (15%).

If the Corporation determines that a deemed dividend should arise as a consequence of the Arrangement, the Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to a Non-Resident Holder (including the Distributed Nova Shares) twenty-five percent (25%), subject to reduction under the provisions of an applicable income tax treaty or convention, of the deemed dividend under Part XIII of the Tax Act. To the extent that the Corporation is required to deduct and withhold from consideration that is not cash, including the Distributed Nova Shares, the Corporation will take such actions as may be reasonably necessary in order to meet the Corporation’s withholding tax obligations arising as a result of any deemed dividend to Non-Resident Holders. Non-Resident Holders may be subject to additional tax consequences in Canada as a result of any such actions taken by the Corporation to meet its withholding obligations under the Tax Act.

Dissenting Non-Resident Holders

The discussion above applicable to Resident Holders under the heading “Holders Resident in Canada – Dissenting Resident Holders” should also apply to a Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement. In general terms, the Non-Resident Holder should be subject to Canadian federal income tax in respect of any deemed taxable dividend arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading “Holders Not Resident in Canada – Dividends on Shares” and subject to the Canadian federal income tax treatment in respect of any capital gain or loss arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading “Holders Not Resident in Canada – Taxation of Capital Gains and Losses”.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal United States federal income tax consequences of the Share Consolidation and the Arrangement that are generally applicable to a U.S. Holder, as defined below. This summary assumes that the Common Shares, New Sundial Shares or Class A Common Shares, as applicable, are held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code and Treasury Regulations pertinent judicial decisions, interpretive rulings of the IRS, and such other authorities as we have considered relevant. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in United States federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the United States federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the United States federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) elect to mark their securities to market, (vii) hold the common shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (viii) acquire the common shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (ix) have a functional currency other than the U.S. dollar, (x) own or have owned directly, indirectly, or constructively, shares of the Corporation representing ten percent (10%) or more of the voting power or value of the Corporation, or (xi) are subject to the alternative minimum tax.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non- United States, state or local tax laws, the Medicare tax on net investment income, United States federal estate, gift tax, or other non-income tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-U.S. income and other tax considerations of the Share Consolidation and the Arrangement.

As used herein, “U.S. Holder” means a beneficial owner of Common Shares, New Sundial Shares or Class A Common Shares that is (i) an individual who is a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for United States federal tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more United States persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for United States federal income tax purposes, holds Common Shares, New Sundial Shares or Class A Common Shares, the United States federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A United States person that is an owner or partner of a pass-through entity holding the Common Shares, New Sundial Shares or Class A Common Shares is urged to consult its own tax advisor.

Each U.S. Holder of Common Shares should consult its own tax advisor as to the particular tax consequences to it of the Arrangement, the receipt of Distributed Nova Shares and New Sundial Shares pursuant to the Arrangement and the ownership and disposition of the Distributed Nova Shares and New Sundial Shares received, including the effects of applicable United States federal, state and local tax laws and non-United States tax laws and possible changes in tax laws.

Share Consolidation

A U.S. Holder generally should not recognize gain or loss for United States federal income tax purposes as a result of such U.S. Holder’s exchange of pre-consolidation Common Shares for Post-Consolidation Shares in connection with the proposed Share Consolidation. A U.S. Holder’s aggregate adjusted tax basis in Post-Consolidation Shares received pursuant to the proposed Share Consolidation should equal the aggregate adjusted tax basis of the pre-consolidation Common Shares exchanged therefor. Additionally, a U.S. Holder’s holding period in Post-Consolidation Shares received pursuant to the proposed Share Consolidation should include the holding period in pre-consolidated Common Shares exchanged therefor. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of shares of common stock surrendered in a recapitalization to shares received in the recapitalization. U.S. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

The Arrangement

A U.S. Holder’s exchange of Common Shares for Class A Common Shares and subsequent exchange of Class A Common Shares for New Sundial Shares (excluding the receipt of the Distributed Nova Shares discussed below) should generally be treated as a tax-free recapitalization of the Corporation and U.S. Holders should not recognize any gain or loss on such recapitalization.

Subject to the PFIC rules discussed below, the fair market value of the Distributed Nova Shares distributed by the Corporation in the Share Exchange will generally be subject to United States federal income tax as foreign source dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the Distributed Nova Shares in accordance with such holder’s regular method of accounting for United States federal income tax purposes. Because the Corporation does not intend to calculate its earnings and profits on the basis of United States federal income tax principles, the Distributed Nova Shares will generally be treated as a dividend for United States federal income tax purposes. Dividends paid by the Corporation will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of the Corporation’s current and accumulated earnings and profits, as determined under United States federal income tax principles, such distribution will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the common shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the common shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

So long as the Common Shares are listed on the Nasdaq or the Corporation is eligible for benefits under the Income Tax Convention between the United States and Canada, dividends a U.S. Holder receives from the Corporation will be “qualified dividend income” if certain holding period and other requirements (including a requirement that the Corporation is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum United States federal income tax rate. However, if the Corporation is a PFIC in the year of the dividend or was a PFIC in the immediately preceding year, distributions on the common shares will not constitute “qualified dividend income” eligible for the preferential tax rates described above.

If the Corporation is a PFIC for the current tax year or the immediately preceding year, a U.S. Holder who does not make a Qualified Electing Form election or a mark-to-market election, will be subject to special rules with respect to any “excess distribution” received. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three (3) preceding tax years (or during the U.S. Holder’s holding period, if shorter). Any excess distribution received by a U.S. Holder must be ratably allocated to each day in such U.S. Holder’s holding period for the Common Shares. The amount of any excess distribution allocated to the tax year of distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to United States federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.

Canadian tax withheld with respect to distributions made on the Class A Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability, subject to a number of complex limitations and conditions, including those introduced by recently issued Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021. A U.S. Holder’s use of a foreign tax credit with respect to any such Canadian income or withholding taxes would generally not be allowed unless such U.S. Holder elects benefits under an applicable income tax treaty with respect to such tax. A U.S. Holder who does not elect to claim a credit for any creditable foreign income taxes paid during the taxable year may instead claim a deduction in the computation of such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential United States federal income tax rates. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the Common Shares unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

RISKS ASSOCIATED WITH THE SHARE CONSOLIDATION AND THE ARRANGEMENT

In evaluating the Arrangement, Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Corporation, may also adversely affect trading price of the New Sundial Shares, the Distributed Nova Shares and/or the businesses of the Corporation and Nova following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors associated with the businesses of the Corporation and Nova included in this Information Circular, the Appendices to this Information Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

If the Shareholders approve the Share Consolidation and the Share Consolidation is effected, a reference to Common Shares in this section may include a reference to the Post-Consolidation Shares where the context requires, and unless otherwise indicated.

No guarantee of an increased share price or improved trading liquidity

Reducing the number of issued and outstanding shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, financial position, including liquidity and capital resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Share Consolidation or if increased, that the increase will be between 10 times and 25 times, as applicable based on the ratio determined by the Board, that such price will be maintained for any period of time.

There can also be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the Nasdaq or that the Common Shares will not be delisted from the Nasdaq because the Corporation fails to meet continued listing requirements.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares by potentially expanding the pool of investors that may consider investing, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Share Consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the Corporation’s total market capitalization and the adjusted market price of the Common Shares following the Share Consolidation may be lower than they were before the Share Consolidation took effect. The decreased number of Common Shares outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.

Shareholders may hold odd lots following the Share Consolidation

The Share Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. If the Share Consolidation results in a substantial number of Shareholders holding an odd lot, it could adversely affect the liquidity of the Common Shares.

Shareholders may no longer be Shareholders following completion of the Share Consolidation

Depending on the conversion ratio, following completion of the Share Consolidation, a Shareholder may not be entitled to New Sundial Shares and will no longer hold any rights as a Shareholder. Shareholders who are not entitled to receive Post-Consolidation Shares following application of the consolidation ratio will not be entitled to any compensation.

The Corporation may choose not to proceed with the Arrangement

The Board may, in its discretion, determine not to effect the Arrangement if it determines, subsequent to obtaining Shareholder approval, that such action is not in the best interests of the Corporation. There is no guarantee the Corporation will complete the Arrangement.

No assurance that conditions precedent to Arrangement will be satisfied

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Corporation, including approval by Shareholders of the Arrangement Resolution and receipt of the Final Order. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Costs of Arrangement

The Corporation will incur costs even if the Arrangement is not completed. Certain costs related to the Arrangement, such as legal and accounting fees, must be paid by the Corporation even if the Arrangement is not completed. The Corporation is liable for its costs incurred in connection with the Arrangement.

Price of Common Shares

If the Arrangement is not approved by the Shareholders, the market price of the Common Shares may decline to the extent that the current market price of the Common Shares reflects a market assumption that the Arrangement will be completed.

Withholding tax obligations

If the Corporation determines that a deemed dividend arose as a consequence of the Arrangement, the Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to a Shareholder (including the Distributed Nova Shares) such amounts as the Corporation is required or permitted to deduct and withhold under the Tax Act. To the extent that the Corporation is required to deduct and withhold from consideration, including the Distributed Nova Shares, the Corporation is entitled to liquidate such consideration to the extent necessary in order to fund its deduction, withholding and remittance obligations (including any applicable interest and penalties). Any such sales may negatively impact the trading price of the Nova Shares, including the Distributed Nova Shares (if listed). See also “Certain Canadian Federal Income Tax Considerations” in this Information Circular.

Listed status of Nova Shares and other shares

Although an application will be made to the Nasdaq for listing of the Nova Shares, including the Distributed Nova Shares on the Nasdaq, there is no assurance when, or if, the Nova Shares, including the Distributed Nova Shares will be listed on the Nasdaq or on any other stock exchange. If the Nova Shares, including the Distributed Nova Shares are not listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the Nasdaq and the Toronto Stock Exchange) upon issuance, or if Nova does not otherwise satisfy the conditions in the Tax Act to be a “public corporation” as of the relevant time, the Distributed Nova Shares will not be considered to be a “qualified investment” under the Tax Act for a Registered Plan as defined under “Certain Canadian Federal Income Tax Considerations – Residents of Canada - Eligibility for Investment” in this Information Circular. from their date of issue. Where a Registered Plan acquires a Nova Share in circumstances where the Nova Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences are expected to arise for the Registered Plan and the annuitant under the Registered Plan, not discussed in this Information Circular. See also “Certain Canadian Federal Income Tax Considerations – Residents of Canada - Eligibility for Investment” in this Information Circular.

The Canadian federal income tax considerations described under “Certain Canadian Federal Income Tax Considerations” in this Information Circular also assume that the Common Shares, Class A Common Shares and New Sundial Shares of the Nasdaq will be listed on the Nasdaq at all relevant times, and although the Corporation anticipates that this will be the case, listing is subject to all relevant requirements of the Nasdaq and the acceptance of listed status by the Nasdaq (or the CRA) as of any particular time cannot be guaranteed. Adverse tax implications where relevant shares are not so listed at all relevant times are not discussed in this Information Circular. See also “Certain Canadian Federal Income Tax Considerations” in this Information Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise described herein, no director or officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors, except as set forth below.

MANAGEMENT CONTRACTS

The Corporation has no management contracts or other similar arrangements in place.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, Executive Officers or employees of the Corporation or any of its subsidiaries, or any associate or affiliate of any such person, is as of the date hereof, or has been since January 1, 2021, indebted to the Corporation.

INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director, Executive Officers, or informed persons (as such terms are defined in NI 51-102), and no associate or affiliate of any of them, has or has had any material interest in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation.

On March 13, 2019, the Corporation acquired fifty percent (50%) of the issued and outstanding shares of Alberta-based Pathway, a company controlled by one of Sundial’s non-executive employees, Dr. Igor Kovalchuk, a resident of Alberta. On February 26, 2021, the Corporation sold twenty-five percent (25%) of its interest in Pathway for the cessation of quarterly payments to Pathway in the amount of $87,500.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found by visiting the Corporation’s website at: www.sundialcannabis.com. In addition, more information, including additional financial information which is provided in the Sundial Annual MD&A and the Sundial Financial Statements, can be found on the Corporation’s SEDAR profile at www.sedar.com and on Sundial’s EDGAR profile at www.sec.gov. Shareholders may contact the Corporation to request a copy of the Annual Report. Any such request should be directed to:

#300, 919 – 11th Avenue SW

Calgary, Alberta T2R 1P3

Telephone: +1.844.249.6746

Email: info@sundialgrowers.com

Information contained or otherwise accessible through the Corporation’s website at www.sundialcannabis.com does not form a part of this Information Circular and is not incorporated into this Information Circular.

APPENDIX “A”

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

General

The Board is comprised of five (5) members, the majority of which are independent according to the definition of “independence” set out in NI 58-101 as it applies to the Board. Greg Mills, Gregory Turnbull, Lori Ell and Bryan Pinney are independent (the “Independent Directors”). Zachary George is not independent by reason of the fact that he is Sundial’s CEO. The Board is chaired by Greg Mills, an independent director.

The Independent Directors meet in private sessions, outside the presence of management or any other director, at each regular meeting of the Board. Such private sessions may also be called ad hoc.

Certain members of the Board are presently directors of other public companies. See “Director Nominees” in this Information Circular regarding the identity of those companies and the relevant Board members.

Committees of the Board

The Board currently has three committees: (1) the Audit Committee; (2) the Compensation Committee; and (3) the Nominating and Corporate Governance Committee. The Audit Committee is comprised of Bryan Pinney (Chair), Greg Mills and Lori Ell. The Compensation Committee is comprised of Greg Mills (Chair), Lori Ell and Bryan Pinney. The Nominating and Corporate Governance Committee is comprised of Gregory Turnbull (Chair), Lori Ell and Bryan Pinney.

Attendance

The table below shows the number of Board and committee meetings held since January 1, 2021 up to the date of this Information Circular and the overall attendance. Quorum for Board meetings is a majority of directors and the directors are expected to attend all of the meetings of the Board and the committees they are members of, unless there are extenuating circumstances.

	Number of meetings	Overall meeting attendance (%)
Board	25	100%
Audit Committee	8	100%
Compensation Committee	4	100%
Nominating and Corporate Governance Committee	6	100%

See “Director Nominees” in this Information Circular for the attendance record of each director at Board and Committee meetings during Fiscal 2021.

Serving as a director

The Corporation and the Board expect directors to conduct themselves professionally, with integrity and always in the best interests of Sundial.

A director must commit the necessary time to their duties as a director and the Corporation expects directors to attend all Board and Committee meetings, if applicable, except in extenuating circumstances.

A director who has a material interest in a matter before the Board or any Committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board or any Committee on which he or she serves, such director may be required to abstain himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant statutory provisions regarding conflicts of interest.

If a director is contemplating joining another public company board, changes employment or his or her country of residence, or there is any other significant change, the director must notify the chair of the Nominating and Corporate Governance Committee. The chair will review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the Nominating and Corporate Governance Committee. As part of its review, the Nominating and Corporate Governance Committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. The Corporation expects the director to resign if the change creates a conflict of interest, or affects the Corporation’s ability to comply with legal or regulatory requirements or its internal policies.

Mandate of the Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation, including providing guidance and strategic oversight to management. The Board has adopted the Board Mandate that details the responsibilities of the Board, including the following:

•	appointing the CEO;

•	developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the organization;

•	reviewing and approving the Code of Conduct and reviewing and monitoring compliance with the Code of Conduct and enterprise risk management processes;

•	reviewing and approving management’s strategic and business plans and the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	reviewing and approving material transactions not in the ordinary course of business.

The full text of the Board Mandate is attached as Appendix “D” – Board Mandate, to this Information Circular.

Position Descriptions

The Board has adopted written terms of reference for the Chairman setting out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings, setting Board meeting agendas and carrying out any other or special assignments or any functions as may be requested by the Board or management, as appropriate.

The Board has also adopted written terms of reference for the chairs of each of the Committees which set out each of the Committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, reporting to the Board and carrying out any other special assignments or any functions as may be requested by the Board.

The Board has adopted written position descriptions for the role of CEO and the role of Chairman. Among other responsibilities, the Chairman shall: (i) set agendas for Board meetings, in consultation with the CEO; (ii) chair all meetings of the Board and the shareholders and ensure that all business required to come before such meetings is brought before the respective meeting; and (iii) provide the Board with leadership while maintaining a liaison and communication with all members of the Board and committee chairs, as applicable.

Orientation and Continuing Education

The Board has implemented an orientation program for new directors under which a new director will meet separately with the Chairman, members of the senior executive team and the corporate secretary.

The Nominating and Corporate Governance Committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The Chairman is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of the business of the Corporation remains current.

Ethical Business Conduct

The Corporation has adopted the Code of Conduct that is applicable to all directors, officers, employees and consultants of the Corporation, including the CEO and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act of 2002 and a “code” under NI 58-101. The code of conduct sets out fundamental values and standards of behavior that are expected from directors, officers and employees of the Corporation with respect to all aspects of Sundial’s business. The objective of the Code of Conduct is to provide guidelines for maintaining the integrity, reputation and honesty of the Corporation with a goal of honouring others’ trust in the Corporation at all times as well as to deter wrongdoing and promote: (i) honest and ethical behavior and fair dealing by all of the Corporation’s directors, officers, employees and consultants; (ii) full, fair, accurate, timely and understandable disclosure in filings with the SEC and other public communications; (iii) compliance with applicable governmental rules and regulations; and (iv) accountability for adherence to the Code of Conduct and prompt reporting of its violations.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or any other policy of the Corporation, or any unethical or questionable act or behavior, the Code of Conduct requires that all directors, officers, employees and consultants of the Corporation promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Corporation has adopted a whistleblowing policy containing procedures that are aimed to facilitate confidential and anonymous submissions of complaints.

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and recommending any necessary or appropriate changes to the Board for consideration. The Nominating and Corporate Governance Committee assists the Board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers therefrom (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which shall be considered by the Audit Committee, or waivers applicable to the Corporation’s directors or Executive Officers, which shall be subject to review by the Board as a whole).

The full text of the Code of Conduct is posted on the Corporation’s SEDAR profile at www.sedar.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of Bryan Pinney and Lori Ell, and chaired by Gregory Turnbull, each of whom is independent for purposes of NI 58-101.

The Board has established a Nominating and Corporate Governance Committee Charter. The principal responsibilities and duties of the Nominating and Corporate Governance Committee include, but are not limited to:

•	identifying individuals qualified to become members of the Board;

•	selecting, or recommending that the Board select, director nominees for the next annual meeting of shareholders and determining the composition of the Board and the Committees;

•	developing and overseeing a process to assess the Board, the chairperson of the Board, the Committees including their chairpersons, individual directors and management of the Corporation; and

•	developing and implementing the Corporation’s corporate governance guidelines.

In identifying new candidates for the Board, the Nominating and Corporate Governance Committee considers what competencies and skills the Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of the Board and its chairperson and all Committees and their chairpersons. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of the Board, each Committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the Board on a regular basis.

The Nominating and Corporate Governance Committee reviews the Nominating and Corporate Governance Committee Charter on an annual basis.

Compensation Committee

The Compensation Committee is currently comprised of Lori Ell and Bryan Pinney, and chaired by Greg Mills, each of whom is independent for purposes of NI 58-101. For a description of the education and experience of each member of the Compensation Committee, see “Director Nominees” in this Information Circular.

The Board has established a Compensation Committee Charter. The Compensation Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include, but are not limited to:

•	reviewing executive compensation plans at least annually;

•

in the absence of the CEO, evaluating, at least annually, the CEO’s performance in light of the goals and objectives established by Board and, based on such evaluation, providing recommendations to the Board regarding the CEO’s annual compensation;

•

reviewing, at least annually, the evaluation process and compensation structure for the Corporation’s Executive Officers and, in consultation with the CEO, reviewing the performance of the other Executive Officers of the Corporation in order to make recommendations to the Board with respect to the compensation for such officers; and

•

reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment and termination of any incentive and/or equity-based incentive compensation plans (and the aggregate number of securities to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any such plans.

The Compensation Committee has the authority in its sole discretion and at the Corporation’s expense, to appoint, compensate and oversee any compensation consultant, legal counsel or other adviser, upon taking into consideration various factors which could impact such consultant’s, counsel’s or adviser’s independence.

The Compensation Committee reviews the Compensation Committee Charter on an annual basis.

Audit Committee

The Audit Committee is currently comprised of Greg Mills and Lori Ell, and chaired by Bryan Pinney, each of whom is independent for the purposes of section 1.4 of NI 52-110 and financially literate within the meaning of NI 52-110. For a description of the education and experience of each member of the Audit Committee, see “Director Nominees” in this Information Circular.

The Board has established an Audit Committee Charter, consistent with NI 52-110. The principal purpose of the Audit Committee is to oversee the accounting and financial reporting processes and audits of the Corporation and to assist the Board in discharging its oversight of:

•	the quality and integrity of the Corporation’s financial statements and related information;

•	the independence, qualifications, appointment and performance of the Corporation’s external auditor;

•	the Corporation’s disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	the Corporation’s compliance with applicable legal and regulatory requirements; and

•	the Corporation’s enterprise risk management processes.

The Audit Committee is directly responsible for the appointment, retention and compensation of external auditors and for considering their independence and any potential conflicts of interest. The Audit Committee has access to all books, records, facilities and personnel of the Corporation and is able to request any information about the Corporation as it may deem appropriate.

The Audit Committee has the authority in its sole discretion and at the Corporation’s expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. The Audit Committee reviews the Corporation’s policies and procedures for reviewing and approving or ratifying related-party transactions set forth in the Corporation’s Related Party Transaction Policy, and is responsible for reviewing and approving or ratifying all related-party transactions. The Audit Committee will review the Audit Committee Charter annually. The Audit Committee Charter is attached as Appendix “C” – Audit Committee Charter, to this Information Circular.

Pre-Approval Procedures for Non-Audit Services

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Corporation by the Corporation’s independent registered public accounting firm. At least annually, the Audit Committee reviews and confirms the independence of the Corporation’s external auditor, including by obtaining statements from the external auditor describing all relationships or services that may affect their independence and objectivity, and the Audit Committee is responsible for taking appropriate actions to oversee the external auditor.

External Auditor Service Fees

Aggregate fees billed by KPMG, the Corporation’s independent external auditor, in the fiscal years ended December 31, 2020 and December 31, 2021 were approximately $1,426,952 and $2,800,190, respectively, as detailed below.

	Fees billed for the fiscal year ended
Service Retained	December 31, 2020	December 31, 2021
Audit fees(1)	$1,423,635	$2,800,190
Audit-related fees(2)	$—	$—
Tax fees(3)	$3,317	$—
All Other Fees(4)	$—	$—

Notes:

(1)	“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)

“Audit-related fees” include fees for assurance and related services by the Corporation’s independent auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements other than those included in “Audit Fees”.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.
(4)

“All Other Fees” includes the aggregate fees billed in each of the Corporation’s last two (2) fiscal years for products and services provided by the Corporation’s independent auditor, other than the services reported under (1), (2) and (3) above.

Director Term Limits and Other Mechanisms of Board Renewal

On May 11, 2021, the Board adopted the Renewal Policy to recognize that periodic board renewal may offer the benefit of introducing new perspectives, ideas, diverse views and experience. Pursuant to the Renewal Policy, each non-executive director of the Corporation will be deemed to submit their resignation on the date that is ten (10) years from the date such individual began serving as a non-executive director. The Nominating and Corporate Governance Committee will then make a recommendation to the Board to accept or reject each deemed director resignation. The Board must consider, but is not obligated to follow, the Nominating and Corporate Governance Committee’s recommendation. If accepted, a deemed resignation will be effective in conjunction with the Corporation’s next annual Shareholder meeting or such other date to allow for orderly transition. If the deemed resignation is not accepted, the director will be deemed to re-submit such resignation prior to the following year’s annual meeting of Shareholders.

The Renewal Policy does not take precedence over the Board and the Nominating and Corporate Governance Committee’s review of the experience, qualifications and skills of Sundial’s directors to ensure that the composition of the Board and Committees, and the competencies and skills of each member, are in line with what the Board and the Nominating and Corporate Governance Committee consider the Board and Committees should possess.

Diversity

On May 11, 2021, the Board adopted the Diversity Policy to reflect its belief in the benefits of having diversity on the Board, the Corporation’s senior management team and through the entire Corporation. The Diversity Policy helps ensure diversity is considered in the Nominating and Corporate Governance Committee’s process of identifying individuals to serve on the Board and determining the optimal composition of the Board. When reviewing Board composition and identifying suitable candidates, the Board will give due regard to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

The Corporation recognizes that gender diversity is a significant aspect of diversity. To promote gender diversity, the selection process for Board appointees/nominees requires at least one (1) female candidate be on the short-list for each available board seat. If no females are selected at the end of any selection process, the Board must be satisfied that there are objective reasons to support this determination.

The Diversity Policy also mandates that diversity be considered in connection with succession planning and appointing the Corporation’s senior management team. To promote gender diversity, the hiring process for Executive Officers will involve preparing a short-list which must include at least one (1) female candidate for each available position. The Corporation will also implement practices to (i) address impediments to gender diversity in the workplace; (ii) regularly review the proportion of women at all levels of the Corporation; (iii) monitor the effectiveness of and continue to expand on existing initiatives designed to identify, support and develop talented women with leadership potential; and (iv) continue to identify new ways to entrench diversity as a cultural priority across the Corporation.

The effectiveness of the Diversity Policy at achieving the Corporation’s diversity objectives will be assessed annually. The Corporation currently has goals to achieve thirty percent (30%) female representation in its management team and 30% female representation on the Board by 2024. The Board currently has and has nominated for election at the Meeting one (1) female director, which represents twenty percent (20%) of nominees to the Board. One (1) out of seven (7) of the Executive Officers are female, which represents fourteen percent (14%) of the Corporation’s senior management team.

Environmental, Social and Governance

On May 11, 2021, the Corporation adopted an ESG Policy to reflect its commitment to leadership of health, safety and environmental matters throughout the Corporation’s business activities. The ESG Policy applies to all employees, contractors, officers and directors of the Corporation, including any joint ventures or subsidiaries of which it has effective management control.

Persons covered by the ESG Policy who witness, discover, become aware of or suspect a violation of the ESG Policy are expected to promptly and in good faith report the violation to their manager or senior management. Individuals are expected to take their concerns beyond their manager or senior management if a violation is not resolved. Mechanisms to voice concerns are provided to persons covered by the ESG Policy, including a whistleblower hotline to make anonymous submissions.

The CEO of the Corporation is accountable to the Board for establishing, maintaining and ensuring the ESG Policy is effectively implemented and continues to be of value to the Corporation’s business and stakeholders. The ESG Policy is included in the Corporation’s employee handbook, which is annually reviewed and accepted by all employees, officers and contractors of the Corporation.

APPENDIX “B”

FORM 51-102F6 – STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the NEOs of the Corporation, as such term is defined in National Instrument 51-102F6 – Statement of Executive Compensation. Unless otherwise stated, all information in this Appendix “B” – Form 51-102F6 – Statement of Executive Compensation, is given as at December 31, 2021.

The NEOs for the year ended December 31, 2021 were:

•	Zachary George, CEO and Director;

•	James Keough, Chief Financial Officer;

•	Andrew Stordeur, Chief Operating Officer and President – Canada;

•	Ryan Hellard, Chief Marketing and Product Officer; and

•	Greg McDonald, Vice President Sales

Compensation Discussion and Analysis

Overview

In order to succeed in the highly competitive and evolving market in which Sundial operates, the Corporation needs to attract, retain and motivate a highly talented executive team. Sundial’s executive compensation program is designed to achieve the following objectives:

•

provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Corporation’s success;

•	motivate the executive team to achieve the Corporation’s strategic business and financial objectives;

•

align the interests of the executive officers with those of Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the business of the Corporation; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

The Corporation currently offers Executive Officers cash compensation in the form of base salary and a discretionary annual cash bonus. Historically, the Corporation offered long-term incentive compensation in the form of simple warrants and performance warrants. From time to time, the Board may also grant discretionary cash bonuses to executives for exemplary performance. Long-term annual incentives may consist of Options, PSUs and/or RSUs. The Corporation also issues all or a certain portion of the annual retainer and/or salary payable to non-employee directors in the form of Deferred Share Units pursuant to a Deferred Share Unit Plan. The Corporation takes previous grants into account when considering whether to issue new grants.

The Corporation’s compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders because the Corporation’s employees are also Shareholders. The Corporation believes that equity-based compensation awards motivate Executive Officers to achieve strategic business and financial objectives, and to also align their interests with the long-term interests of Shareholders.

As the cannabis industry continues to evolve, the Corporation will continue to evaluate its compensation philosophy and compensation program to ensure that compensation is competitive with other similar companies. As part of the annual compensation review process, the Corporation will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Performance Graph

The following performance graph illustrates the Corporation’s cumulative total Shareholder return by comparing a $100 investment in the Common Shares beginning on August 1, 2019 to the return on the Nasdaq Composite Index and the Horizons Marijuana Life Sciences Index.

As illustrated in the above performance graph, the Common Share price has generally underperformed relative to both the Nasdaq Composite Index and the Horizons Marijuana and Life Sciences Index since Sundial’s initial public offering on August 1, 2019. As described in this Information Circular, the Corporation’s compensation philosophy is to motivate its employees to participate directly in the value that their efforts create for Shareholders. For this reason, the Corporation has focused on using equity-based compensation awards to motivate Executive Officers to achieve strategic business and financial objectives, and to align their interests with the long-term interests of Shareholders.

The performance criteria are based on the Corporation’s relative Shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. This Appendix “B” – Form 51-102F6 - Statement of Executive Compensation contains a detailed discussion of executive compensation.

Compensation-Setting Process

The Compensation Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing the Corporation’s human resources, succession planning and compensation policies, processes and practices. The Compensation Committee is also responsible for ensuring that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Corporation’s risk profile. The CEO will make recommendations to the Compensation Committee each year with respect to the compensation for other NEOs.

The Compensation Committee meets at least annually to review the compensation program and make recommendations to the Board for any proposed changes. As part of this review, the Compensation Committee may engage an independent compensation consultant to evaluate the Corporation’s executive compensation program against market practice. For a description of the education and experience of each member of the Compensation Committee relevant to their responsibilities in executive compensation, see “Director Nominees” in this Information Circular. The members of the Compensation Committee have experience serving on audit and compensation committees of other public companies. In addition, the members of the Compensation Committee have experience in top leadership roles and strong knowledge and education in accounting. This background provides the Compensation Committee with the collective experience, knowledge and skills to effectively carry out their responsibilities. For information on each Compensation Committee member’s experience, see the director profiles.

Risk and Executive Compensation

In reviewing the Corporation’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of Sundial. The Compensation Committee also seeks to ensure that compensation practices do not encourage excessive risk-taking behavior by the executive team. Key risk-mitigating practices incorporated into Sundial’s compensation structure are discussed below.

Share Ownership Guidelines

All Executive Officers and directors of the Corporation are expected to maintain a significant equity investment in the Corporation to align their interests with those of Shareholders, and mitigate against the likelihood of undue risk-taking. Executive share ownership guidelines are described below under the heading “Executive Share Ownership Guidelines”.

Trading Restrictions

All Executive Officers, directors and employees are subject to the Corporation’s Corporate Disclosure and Insider Trading Policy which, together with applicable laws, prohibits trading in the securities of the Corporation while in possession of material undisclosed information about the Corporation. The Corporation also has an Anti-Hedging Policy that prohibits a full range of transactions, including short-selling, options, puts and calls, as well as derivatives such as swaps, forwards and futures, prior to shareholding requirements being met. Shareholdings in excess of the mandated requirements are exempt from the Anti-Hedging Policy.

The Corporation does not permit Executive Officers to trade in the Corporation’s securities, including the exercise of option-based awards, except during prescribed trading windows (periods where the trading of securities is not allowed, are referred to as “Blackout Periods”). The Corporation may consider implementing an automatic securities disposition program to aid in the liquidation of Common Shares held by executives and employees based on pre-arranged sales conditions. Trading parameters and other instructions would be set out in a written plan document, which would contain meaningful restrictions on the ability of the Executive Officer to vary, suspend or terminate such plan. This would ensure that the Executive Officers cannot profit from material undisclosed information through a decision to vary, suspend or terminate such plan.

Clawback Policies

The Corporation has a Clawback Policy relating to annual bonuses and long-term incentive awards granted to Executive Officers that may be triggered if an Executive Officer engages in fraud or wilful misconduct that results in the need to restate the Corporation’s financial statements, material breaches of the Code of Conduct or any willful acts of fraud, theft or serious misconduct. Amounts recouped under the Clawback Policy may include all incentive payments received over a specified period preceding the event triggering the clawback.

Annual Compensation Components

The annual compensation of Executive Officers includes three major elements: (i) base salary; (ii) short-term incentives, primarily discretionary bonuses awarded by the Board; and (iii) long-term equity incentives that consists of Options, RSUs and/or PSUs granted from time to time. Perquisites and benefits are not intended to be a significant element of compensation of executive officers.

Base Salary

Base salary is provided as a fixed source of compensation for Executive Officers. Base salaries are determined on an individual basis, taking into account the scope of the Executive Officer’s role, responsibilities, expertise and prior experience. Base salaries for Executive Officers are reviewed annually by the Board and may be adjusted based on the Executive Officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted by the Board throughout the year to reflect promotions or other changes in the scope or breadth of the Executive Officer’s role or responsibilities.

Short-Term Incentives

The Board has the ability to grant discretionary bonuses to Executive Officers linked to the achievement of corporate, team and personal performance targets. Individual targets are market based.

Long-Term Equity Incentives

Stock Option Plan

The Corporation has a Stock Option Plan that provides Participant with compensation opportunities that support the achievement of the Corporation’s performance objectives, align the interests of Participants with those of Shareholders, and attract, retain and motivate Participants critical to the long term success of the Corporation and its subsidiaries. The material features of the Stock Option Plan are summarized below.

Administration and Eligibility

The Stock Option Plan is administered by the Board and the Compensation Committee. Directors, Executive Officers, employees and consultants of the Corporation and its subsidiaries are eligible to participate in the Stock Option Plan.

Common Shares Subject to the Stock Option Plan and Participation Limits

The maximum number of Common Shares available for issuance under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation is ten percent (10%) of the number of issued and outstanding Common Shares from time to time. Common Shares underlying stock options that have been exercised or disposed of or that have expired or terminated for any reason become available for subsequent issuance under the Stock Option Plan. Based on the number of shares outstanding as of the date of this Information Circular there are 23,289,839 Options available for issuance under the Stock Option Plan, less any units outstanding under the Corporation’s Restricted and Performance Share Unit Plan discussed under the heading “Restricted and Performance Share Unit Plan”.

Pursuant to the terms of the Stock Option Plan, no more than five percent (5%) of the number of issued and outstanding Common Shares may be issued under the Stock Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation then existing to any one Participant.

Options

The exercise price for Options is determined by the Board as of the Grant Date, which may not be less than the fair market value of a Common Share (being the closing price of a Common Share on the trading day immediately preceding the Grant Date) on the date the Option is granted. The Board shall determine when an Option will become vested and may determine that the Option become vested in installments and may make vesting of the option conditional on the achievement of certain performance targets. The Board may also, in its discretion, at any time, permit the exercise of any or all Options, provided that the Board will not, in any case, authorize the exercise of an option at any time after its Expiry Date. Previous grants are not taken into account when considering new grants.

Options must be exercised within a period fixed by the Board which period shall not exceed ten (10) years from the Grant Date, provided that if the Expiry Date falls during a Blackout Period, the Expiry Date will be automatically extended until ten (10) Business Days after the end of the Blackout Period. The Stock Option Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a Participant’s employment or services.

Vested Options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Board. Additionally, in order to facilitate the payment of the exercise price of the Options, a specific grant under the Stock Option Plan may have a cashless exercise feature. Pursuant to the cashless exercise feature, an eligible Participant may elect to receive: (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the Options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the unexercised Options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer; or (iii) a combination of (i) and (ii).

Termination of Employment or Services

Unless otherwise determined by the Board, in the event of a termination of a Participant’s employment or service for any reason, all outstanding Options granted to the Participant under the Stock Option Plan that are unvested on the cessation date will be forfeited. All outstanding Options that are vested as of the cessation date will be exercisable as follows, after which time such vested Options will automatically terminate: (i) if the Participant ceases to be an employee, director or consultant by reason of death, his or her Options must be exercised by his or her designated legal representative within 12 months of the date of death; (ii) if the Participant ceases to be an employee, director, contractor or consultant of the Corporation by reason of termination without cause (as defined in the Stock Option Plan), retirement or disability of an employee, or resignation of a director, his or her Options must be exercised within 90 days of the cessation date; and (iii) if the Participant ceases to be an employee, director or consultant by reason of termination for cause, resignation by an employee, voluntary termination by a consultant or breach of a consulting agreement, his or her Options will automatically terminate on the cessation date and may no longer be exercised. In no event may Options be exercised later than the applicable expiry date of the Options, after which time all remaining Options will terminate.

Change of Control

In the event of a Change of Control (as defined in the Stock Option Plan), the surviving, successor or acquiring entity will assume any outstanding Options or substitute similar options for the outstanding Options. If the surviving, successor or acquiring entity does not assume any outstanding Options or substitute similar Options for the outstanding Options, or if the Board otherwise determines in its discretion, the Stock Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested and, unless otherwise exercised, forfeited or cancelled prior to the termination of the Stock Option Plan, will expire immediately prior to the termination of the Stock Option Plan.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Option, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Options as it considers fair and appropriate in the circumstances, provided such changes are not adverse to Participants; (ii) otherwise modifying the terms of the Options to assist Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and/or (iii) terminating, conditionally or otherwise, the Options not exercised following successful completion of such Change of Control.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Options), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Stock Option Plan; (ii) the number or kind of Common Shares or other securities subject to any outstanding Options; and (iii) the exercise price of any outstanding Options; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

Amendment or Termination

The Board may amend or suspend any provision of the Stock Option Plan or any Option, or terminate the Stock Option Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Stock Option Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a Participant under any Option previously granted to a Participant without his or her consent.

The Board may make certain amendments to the Stock Option Plan or to any Option outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Options to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the Stock Option Plan or any Option, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Stock Option Plan or any Option, and amendments necessary to suspend or terminate the Stock Option Plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the Stock Option Plan;

•	increasing the length of the period after a Blackout Period during which Options may be exercised;

•	any amendment that would result in the exercise price for any Option being lower than the fair market value on the applicable Grant Date;

•

permitting the introduction or reintroduction of non-employee directors as eligible recipients for Options on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•

reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of any stock exchange on which the securities of the Corporation are listed, except, in each case, pursuant to a Change of Control or other adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation;

•	extending the Expiry Date of an Option, except for an automatic extension of an Option that expires during a Blackout Period;

•	permitting awards under the Stock Option Plan to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Stock Option Plan; and

•	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a Participant under the Stock Option Plan are not transferable or assignable.

Restricted and Performance Share Unit Plan

The Restricted and Performance Share Unit Plan provides eligible participants with compensation opportunities that support the achievement of the Corporation’s performance objectives, aligns the interests of eligible participants with those of Shareholders, and attracts, retains and motivates eligible participants critical to the long term success of the Corporation and its subsidiaries. The material features of the Restricted and Performance Share Unit Plan are summarized below.

Administration and Eligibility

The Restricted and Performance Share Unit Plan is administered by the Board and the Compensation Committee.

Common Shares Subject to the Restricted and Performance Share Unit Plan and Participation Limits

The maximum number of Common Shares that will be available for issuance under the Restricted and Performance Share Unit Plan is ten percent (10%) of the issued and outstanding Common Shares from time to time. Common Shares underlying Share Units that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Restricted and Performance Share Unit Plan. Based on the number of Common Shares outstanding as of the date of this Information Circular there are 23,289,839 Share Units available for issuance under the Restricted and Performance Share Unit Plan, less any Options outstanding under the Stock Option Plan.

Pursuant to the terms of the Restricted and Performance Share Unit Plan: (i) no more than ten percent (10%) of the outstanding Common Shares may be issuable at any time under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation; and (ii) no more than five percent (5%) of the outstanding Common Shares may be issued under the Restricted and Performance Share Unit Plan alone or when combined with all other security-based compensation arrangements of the Corporation to any one SUP Participant.

Share Units

The Board has the discretion to grant Share Units under the Restricted and Performance Share Unit Plan. Additionally, subject to the approval of the Board, a non-United States participant may elect to defer their bonus compensation to be received under the Corporation’s short-term incentive plan in the form of RSUs.

A RSU or PSU is a right granted to a participant to receive a Common Share or a cash payment equal to the fair market value thereof that generally becomes vested, if at all: (i) for RSUs, following a period of continuous employment or service; and (ii) for PSUs, subject to the attainment of performance vesting conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board, which may include financial or operational performance of the Corporation, total Shareholder return or individual performance criteria, measured over a performance period.

The Board may also, in its discretion, accelerate the vesting of any or all RSUs or PSUs and related dividend Share Units (as described below) held by a SUP Participant in the manner and on the terms authorized by the Board, and in the case of PSUs, having regard to the level of achievement of the applicable performance vesting conditions prior to the applicable vesting date.

When dividends (other than share based dividends) are paid on Common Shares, dividend Share Units will be credited to a SUP Participant’s Share Unit account on the dividend payment date. The number of dividend Share Units to be credited will be determined by multiplying the aggregate number of Share Units held by the SUP Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the fair market value on the dividend payment date, rounded down to the nearest whole Share Unit. Dividend Share Units credited to a SUP Participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

As soon as practicable following the vesting date of a Share Unit and in any event no later than December 15 of the third year following the year in respect of which the Share Unit is granted, and for United States participants, prior to March 15th of the year following the year in which the vesting date occurs, the Corporation will redeem all of a SUP Participant’s vested Share Units by, as determined in the discretion of the Corporation: (i) issuing from treasury a number of Common Shares that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; (ii) delivering to the SUP Participant an amount in cash (net of applicable withholding taxes) equal to the number of vested Share Units held by the SUP Participant on the settlement date multiplied by the fair market value of a Common Share on the settlement date; (iii) delivering to the SUP Participant a whole number of Common Shares purchased on the open market that is equal to the number of vested Share Units held by the SUP Participant on the settlement date; or (iv) a combination of (i), (ii) and (iii).

Termination of Employment or Services

Unless otherwise determined by the Board, the following rights apply in the event of a termination of a SUP Participant’s employment or service under the Restricted and Performance Share Unit Plan.

All RSUs that are granted pursuant to the deferral of a SUP Participant’s bonus compensation and all related dividend Share Units, will fully vest on the SUP Participant’s cessation date, regardless of the reason for termination of the SUP Participant’s employment.

In the event a SUP Participant’s employment is terminated for cause (as defined in the Restricted and Performance Share Unit Plan) or the SUP Participant resigns for any reason (other than retirement), all Share Units held by the SUP Participant on the cessation date will automatically terminate.

In the event of a SUP Participant’s death, all unvested Share Units held by the SUP Participant on the cessation date will automatically terminate, and any vested Share Units will be settled as soon as practicable following the cessation date.

In the event a SUP Participant’s employment is terminated due to a disability, the SUP Participant’s retirement or a termination without cause, a portion of the SUP Participant’s unvested RSUs and related dividend Share Units will vest on the cessation date. The percentage that will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the grant date up to and including the cessation date, and the denominator of which is the number of days from the grant date up to and including the original vesting date, and will be settled as soon as practicable following the cessation date. All other unvested RSUs and related dividend Share Units held by the SUP Participant will automatically terminate on the cessation date.

In the event a SUP Participant’s employment is terminated due to a disability, the SUP Participant’s retirement or a termination without cause: (i) a portion of the SUP Participant’s unvested PSUs and related dividend Share Units (based on the number of days that have elapsed from the grant date up to and including the cessation date) will continue to be held by the SUP Participant and will vest at the same time and based on the achievement of the applicable performance vesting conditions as if the SUP Participant had remained employed or in service until the original vesting date, at which time all vested PSUs and related dividend Share Units will be settled; and (ii) all other PSUs and related dividend Share Units will terminate on the cessation date. All outstanding PSUs and related dividend Share Units that fail to vest on the vesting date will automatically terminate on the vesting date.

For SUP Participants who are consultants, if a SUP Participant’s consulting agreement or arrangement is terminated voluntarily by the consultant or by a participating company for breach by the consultant of the consulting agreement or arrangement, which includes a termination for cause, all Share Units held by the consultant on the cessation date will automatically terminate. If a consultant’s consulting agreement or arrangement terminates by reason of death of the consultant or by a participating company for any reason whatsoever other than for breach of the consulting agreement or arrangement by the consultant, all unvested share units held by the consultant on the cessation date will automatically terminate and any vested Share Units will be settled as soon as practicable following the cessation date.

Change of Control

In the event of a Change of Control (as defined in the Restricted and Performance Share Unit Plan), the surviving, successor or acquiring entity will assume any outstanding Share Units or substitute similar share units for the outstanding Share Units. If the surviving, successor or acquiring entity does not assume any outstanding Share Units or substitute similar Share Units for the outstanding Share Units, or if the Board otherwise determines in its discretion, the Restricted and Performance Share Unit Plan will be terminated effective immediately prior to the Change of Control and all RSUs (and related dividend Share Units) and a specified number of PSUs (and related dividend Share Units) will be deemed to be vested and, unless otherwise settled, forfeited or cancelled prior to the termination of the plan, will be settled immediately prior to the termination of the Restricted and Performance Share Unit Plan. The number of PSUs which will be deemed to be vested will be determined by the Board, in its discretion, having regard to the level of achievement of the performance vesting conditions prior to the Change of Control.

In the event of a Change of Control, the Board may provide for the treatment of each outstanding Share Unit, which may include, without limitation, one or more of the following: (i) making such other changes to the terms of the Share Units as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the SUP Participants; (ii) otherwise modifying the terms of the Share Units to assist the SUP Participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminating, conditionally or otherwise, the Share Units not settled following successful completion of such Change of Control.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to the Restricted and Performance Share Unit Plan; (ii) the number or kind of shares or other securities subject to any outstanding Share Units; (iii) the number of Share Units in the SUP Participants’ share unit account; and (iv) the vesting of PSUs; provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities.

Amendment or Termination

The Board may amend or suspend any provision of the Restricted and Performance Share Unit Plan or any Share Unit, or terminate the Restricted and Performance Share Unit Plan, at any time without Shareholder approval, subject to applicable law and the rules, regulations and policies of any stock exchange on which the securities of the Corporation are listed, if any, that require the approval of Shareholders or any governmental or regulatory body. However, except as set forth in the Restricted and Performance Share Unit Plan or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a SUP Participant under any Share Unit previously granted to the SUP Participant without his or her consent.

The Board may make certain amendments to the Restricted and Performance Share Unit Plan or to any Share Unit outstanding thereunder without seeking Shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Share Units to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Share Unit, amendments to the termination or early termination provisions of the Restricted and Performance Share Unit Plan or any Share Unit, and amendments necessary to suspend or terminate the plan. Only the following types of amendments will not be able to be made without obtaining Shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the Restricted and Performance Share Unit Plan;

•

permitting the introduction or reintroduction of non-employee directors as eligible recipients of Share Units on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Restricted and Performance Share Unit Plan; and

•	amendments required to be approved by Shareholders under applicable law or the rules of any stock exchange on which the securities of the Corporation are listed.

Assignment

Except as required by law or in the event of death of the participant, the rights of a SUP Participant under the Restricted and Performance Share Unit Plan will not be transferable or assignable.

Legacy Warrant Grants

The Corporation has historically awarded equity compensation to certain of its employees, including the Executive Officers, in the form of Employee Warrants.

As of December 31, 2021, there were 2,594,200 simple Employee Warrants (as described below) and 1,387,200 performance Employee Warrants (as described below) outstanding, together representing approximately 0.2% of the issued and outstanding Common Shares as of that date, of which 1,731,800 simple Employee Warrants, and 1,182,400 performance Employee Warrants, were vested and exercisable. Vested Employee Warrants may be exercised by the holder by completing an exercise form and delivering it and the exercise price (and any applicable withholdings and deductions) to the Corporation.

The Corporation has awarded both simple Employee Warrants and performance Employee Warrants. Provided the holder remains employed with the Corporation as at the applicable vesting date, simple Employee Warrants generally vest over a period of three (3) to seven (7) years from the date of grant and performance Employee Warrants generally vest upon the achievement of specified performance targets. The Board may accelerate the vesting of the Employee Warrants in its sole discretion immediately prior to a change of control. Employee Warrants are non-transferable without the consent of the Board.

Employee Warrants generally cease to vest and expire as of a holder’s cessation of employment or service if it is in connection with a termination by the Corporation for cause (as defined in the applicable Employee Warrant award agreement), the resignation of the holder, a material breach of a consulting contract or the resignation or removal of the holder as a director. In the event of a holder’s death or disability, the Employee Warrants held by such holder generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is one (1) year after the holder’s cessation date. In the event of a termination for any other reason, the Employee Warrants held by such holder will generally expire at the earlier of: (i) their stated expiry date; and (ii) the day that is 60 days after the holder’s cessation date. On April 3, 2020, the Board approved a six (6) month extension of Employee Warrants beyond their original termination date, provided that in any such case the Employee Warrants will not expire prior to November 4, 2020. Some holders are entitled to accelerated vesting of their Employee Warrants in connection with a termination of their employment by the Corporation without cause. Additionally, if a transaction that would be reasonably likely to result in a change of control has been proposed to the Board and is actively being pursued by the Corporation, the cessation date, on which the holder ceases to be a director of, or to be employed by or under a contract as a consultant with us, by reason of termination without cause, then the Board may determine that some or all of such holder’s Employee Warrants will conditionally vest in order to allow the holder to participate in the change of control.

Deferred Share Unit Plan

The Deferred Share Unit Plan provides non-employee directors of the Corporation and its subsidiaries with compensation opportunities that align the interests of non-employee directors with those of Shareholders and attract, retain and motivate non-employee directors critical to the long term success of the Corporation and its subsidiaries. The material features of the Deferred Share Unit Plan are summarized below.

Administration and Eligibility

The Deferred Share Unit Plan is administered by the Board and the Compensation Committee. Eligible Directors may participate in the Deferred Share Unit Plan.

Award of Deferred Share Units

The Board may direct that all or a portion of the Annual Retainer (the “Mandatory Deferred Retainer Amount”) shall be received in the form of Deferred Share Units. Additionally, each Eligible Director may elect to receive all or a portion of such director’s Annual Retainer that is in excess of the Mandatory Deferred Retainer Amount in the form of Deferred Share Units. Deferred Share Units credited pursuant to Board direction or Eligible Director election shall vest immediately.

All Deferred Share Units will be credited to an Eligible Director’s account on the books of the Corporation on the Award Date; provided that, any such date is not a Business Day or in a Blackout Period (as defined in the Deferred Share Unit Plan). The number of Deferred Share Units credited to each Eligible Director’s account on the Award Date will be determined by dividing (i) the amount of the applicable portion of the Annual Retainer to be credited on that Award Date by (ii) the fair market value as at the Award Date.

An Eligible Director’s account shall be credited with additional Deferred Share Units on any dividend payment date in respect of which normal cash dividends are paid on the Common Shares. Such additional Deferred Share Units shall be computed by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Deferred Share Units recorded in the Eligible Director’s account on the record date for such dividend, by (ii) the fair market value as at the dividend payment date, rounded to the nearest one-thousandth of a Deferred Share Unit. Such additional Deferred Share Units shall be subject to the same vesting conditions applicable to the related Deferred Share Units.

Redemption of Deferred Share Units

If an Eligible Director ceases to hold all positions with the Corporation or its subsidiaries as a result of a Termination Event, the Corporation shall redeem all vested Deferred Share Units credited to an Eligible Director’s account for an amount equal to: (i) the number of vested Deferred Share Units credited to the Eligible Director’s account or elected by the Eligible Director, as applicable, multiplied by (ii) the fair market value as at that date minus (iii) applicable withholding taxes (the “Deferred Share Unit Amount”). The Deferred Share Unit Amount shall be paid in cash as a lump-sum by the Corporation no later than December 31 of the year following the year in which the Eligible Director’s Termination Event (or in the case of a United States Eligible Director, separation from service under Treasury Regulation Section 1.409A -1(h) (“Separation from Service”)) occurs. Upon payment of the Deferred Share Unit Amount, the Deferred Share Units shall be cancelled and such Eligible Director shall have no further rights under the Deferred Share Unit Plan in respect of the redeemed Deferred Share Units.

Notwithstanding the preceding paragraph, if an Eligible Director becomes an employee of the Corporation or its subsidiaries, such director’s eligibility to participate in the Deferred Share Unit Plan will be suspended for the period during which such director remains an employee. In such a circumstance, the director shall not be eligible to be credited with additional Deferred Share Units and shall not be eligible for redemption of Deferred Share Units until the date of the Eligible Director’s Termination Event (or in the case of a United States Eligible Director, the Separation from Service).

Except as otherwise provided in the agreement evidencing the award of Deferred Share Units, any Deferred Share Units that are unvested on the date of the Eligible Director’s Termination Event (or in the case of a United States Eligible Director, the Separation from Service) shall automatically be forfeited without additional consideration and the Eligible Director shall have no further rights respecting any such Deferred Share Units.

Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its Shareholders to make or authorize any recapitalization, reorganization or other change in the Corporation’s capital structure.

Adjustments

In the event of an adjustment pursuant to a corporate transaction involving a change in the capital of the Corporation, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Deferred Share Units), with respect to: (i) the accounts of each Eligible Director and (ii) the Deferred Share Units outstanding under the Deferred Share Unit Plan; provided, however, that no adjustment will obligate the Corporation to compensate an Eligible Director for a downward fluctuation in the price of Common Shares.

Amendment or Termination

The Board may amend or suspend any provision of the Deferred Share Unit Plan, or terminate the Deferred Share Unit Plan, at any time without Eligible Director consent. However, except as set forth in the Deferred Share Unit Plan or as required pursuant to applicable law, no amendment or termination by the Board may adversely affect the rights of an Eligible Director with respect to the Deferred Share Units to which the Eligible Director is then entitled under the Deferred Share Unit Plan.

Assignment

Except as required by law or in the event of death of the participant, the rights of an Eligible Director under the Deferred Share Unit Plan will not be transferable or assignable.

Benefit Plans

The Corporation provides its Executive Officers with life, medical, dental and vision insurance programs on the same basis as other employees, or an allowance to purchase individual benefit and insurance coverage. These benefits are offered consistent with local market practice.

Executive Share Ownership Guidelines

The Corporation has executive share ownership guidelines to further align the interests of the Executive Officers with those of Shareholders. The ownership guidelines establish minimum equity ownership levels for Executive Officers based on a multiple of their base salary and their level of seniority. Executive Officers are expected to meet the prescribed ownership levels within five (5) years of the later of the completion the Corporation’s initial public offering on Nasdaq and the date of their appointment to an executive position.

The following table shows the expected ownership guideline for the Executive Officers:

Level	Base Salary Multiple
Chief Executive Officer	3x
Other Executive Officers	2x

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the terms of the outstanding Employee Warrants, the Stock Option Plan, the Restricted and Performance Share Unit Plan, and the Deferred Share Unit Plan please refer to “Annual Compensation Components — Long-Term Equity Incentives” above. For a summary of the termination and change of control benefits provided under the NEOs’ employment agreements, please refer to the “Employment Agreements” section below.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to the Corporation’s NEOs for the three most recently completed financial years:

Name and Principal Position	Year		Salary(1)	Share-Based Awards(2)	Option-Based Awards(3)	Annual Incentive Plans(4)	Long- term Incentive Plans	All Other Compensation(5)		Total Compensation
Zachary George CEO and Director	2019	(7)	$350,000	$—	$—	$25,000	$—	$—		$—
	2020	(8)	$458,333	$4,367,034	$—	$—	$—	$31,564		$4,856,932
	2021	(8)	$500,000	$4,574,520	$—	$250,000	$—	$45,369		$5,369,889
James Keough Chief Financial Officer	2019		$191,667	$—	$1,455,856	$50,000	$—	$—		$1,697,523
	2020		$236,537	$370,128	$84,430	$—	$—	$16,460		$707,555
	2021		$321,875	$247,787	$—	$100,000	$—	$32,869		$702,531
Andrew Stordeur President and Chief Operating Officer	2019		$254,167	$—	$1,256,129	$—	$—	$446,143	(6)	$1,956,439
	2020		$331,090	$344,156	$112,574	$—	$—	$26,324		$814,143
	2021		$400,000	$240,162	$—	$—	$—	$46,715		$686,877
Ryan Hellard	2019		$206,250	$—	$1,256,052	$50,000	$—	$—		$1,512,302
	2020		$238,461	$286,796	$112,574	$—	$—	$12,437		$650,268

Name and Principal Position	Year	Salary(1)	Share- Based Awards(2)	Option-Based Awards(3)	Annual Incentive Plans(4)	Long- term Incentive Plans	All Other Compensation(5)		Total Compensation
Chief Strategy Officer	2021	$250,000	$196,704	$—	$25,000	$—	$25,962		$497,666
Greg McDonald	2019	$230,000	$—	$774,987	$—	$—	$10,000	(6)	$1,072,487
Vice President, Sales	2020	$230,000	$38,240	$—	$—	$—	$—		$325,740
	2021	$230,000	$93,778	$—	$11,500	$—	$—		$381,278

Notes:

(1)	Represents the base salary paid in each year.
(2)

All share-based awards were RSUs granted pursuant to the RSU Plan. The fair-value of the share-based awards shown were calculated by multiplying the total number of units granted to each NEO on the grant date by the closing price of the Common Shares on the trading day immediately preceding the grant date.

(3)

Reflects the grant date fair value of warrants that were granted in each year (determined in accordance with the Black-Scholes valuation model, assuming a risk-free rate and an expected volatility at the date of each grant.

(4)	Amounts reflect annual target bonus for each NEO.
(5)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(6)	Represents a signing bonus.
(7)	All compensation for Mr. George in 2019 relates solely to his role as a director.
(8)	All compensation for Mr. George in 2020 and 2021 relates solely to his role as CEO.

Employment Agreements

The Corporation has entered into employment agreements with each NEO. The material terms of the employment agreements are discussed below.

Zachary George, CEO and Director

The Corporation may terminate Mr. George at any time without cause and the Corporation will be required to provide him with a separation package comprised of: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the termination date and any of his accrued but unpaid business expenses; (ii) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice); (iii) a lump sum payment in lieu of benefits equal to three percent (3%) of his annual base salary; and (iv) subject to the terms of the applicable equity plan and of any applicable agreement, all of his issued but unvested Options and RSUs will immediately vest on the cessation date. The provision of a separation package is in full and final settlement of all claims Mr. George may have against the Corporation.

Pursuant to Mr. George’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. George will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) his annual base salary earned up to the cessation date, any accrued vacation entitlement which he has not used as of the cessation date and any of his accrued but unpaid business expenses; (ii) a lump sum payment in an amount equal to two times his annual base salary; (iii) three percent (3%) of his annual base salary in lieu of benefits and; (iv) all of his unvested RSUs will immediately vest on the closing of the change of control.

Mr. George’s employment agreement also contains restrictive covenants.

James Keough, Chief Financial Officer

The Corporation may terminate Mr. Keough at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus: (i) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice); and (ii) a lump sum payment in lieu of benefits equivalent to three percent (3%) of his annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock Options, simple

Employee Warrants and performance Employee Warrants previously granted to Mr. Keough will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Keough’s execution of a release of claims.

Pursuant to Mr. Keough’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Keough will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) the accrued obligations; (ii) one times his annual base salary; and (iii) three percent (3%) of his annual base salary in lieu of benefits.

Mr. Keough’s employment agreement also contains restrictive covenants.

Andrew Stordeur, Chief Operating Officer and President – Canada

The Corporation may terminate Mr. Stordeur at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus: (i) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice); (ii) a lump sum payment in lieu of benefits equivalent to three percent (3%) of his annual base salary; and (iii) all of his outstanding performance Employee Warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Stordeur will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Stordeur’s execution of a release of claims.

Pursuant to Mr. Stordeur’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Stordeur will be entitled to receive, within 30 days after such termination, a sum of money equal to: (i) the accrued obligations; (ii) two times his annual base salary; and (iii) three percent (3%) of his annual base salary in lieu of benefits, and all of his outstanding Employee Warrants will immediately vest on the cessation date.

Mr. Stordeur’s employment agreement also contains restrictive covenants.

Ryan Hellard, Chief Experience Officer

The Corporation may terminate Mr. Hellard at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus (i) termination notice of two (2) years (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to three percent (3%) of his annual base salary, and (iii) all of his outstanding performance Employee Warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested Options, simple Employee Warrants and performance Employee Warrants previously granted to Mr. Hellard will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Hellard’s execution of a release of claims.

Pursuant to Mr. Hellard’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Corporation or its successor, Mr. Hellard will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the accrued obligations, (ii) two times his annual base salary, and (iii) three percent (3%) of his annual base salary in lieu of benefits, and all of his outstanding performance Employee Warrants will immediately vest on the cessation date.

Mr. Hellard’s employment agreement also contains restrictive covenants.

Greg McDonald, Vice President, Sales

The Corporation may terminate Mr. McDonald at any time without cause and the Corporation will be required to provide him with his accrued obligations, plus termination notice in accordance with statutory requirements.

Summary of Termination Payments

The table below shows the incremental payments payable to NEOs under the terms of their employment agreements upon the occurrence of certain events, assuming termination is effective as at December 31, 2021.

Name and Principal Position	Event	Severance	Option-Based Awards(1)	Other Payments	Total
Zachary George	Termination without cause	$1,400,000	—	$21,000	$1,421,000
CEO and Director (2)	Termination and change of control	$1,400,000	—	$21,000	$1,421,000
James Keough	Termination without cause	$650,000	—	$9,750	$659,750
Chief Financial Officer	Termination and change of control	$325,000	—	$9,750	$334,750
Andrew Stordeur	Termination without cause	$800,000	—	$12,000	$812,000
President and Chief Operating Officer	Termination and change of control	$800,000	—	$12,000	$812,000
Ryan Hellard	Termination without cause	$500,000	—	$7,500	$507,500
Chief Strategy Officer	Termination and change of control	$500,000	—	$7,500	$507,500
Greg McDonald	Termination without cause	—	—	—	—
Vice President, Sales	Termination and change of control	—	—	—	—

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2021 price of USD$0.5780 (CAD$0.7328) per Common Share.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Employee Warrants and other option-based awards expected to be held by each of the NEOs as at December 31, 2021.

Name	Number of common shares underlying unexercised option- based awards	Exercise price ($)	Expiration date	Value of unexercised in- the-money option-based awards ($)(1)
Zachary George CEO and Director	—	—	—	—

Name	Number of common shares underlying unexercised option- based awards	Exercise price ($)	Expiration date	Value of unexercised in- the-money option-based awards ($)(1)
James Keough	80,000	2.97	August 14, 2023	—
Chief Financial Officer	108,000	2.97	August 1, 2024	—
	160,000	6.25	June 15, 2027	—
	75,000	0.83	May 27, 2030	—
Andrew Stordeur	38,400	0.63	March 6, 2023	—
President and Chief Operating Officer	38,400	0.63	March 6, 2024	—
	115,200	0.63	August 1, 2024	—
	160,000	6.25	January 11, 2027	—
	100,000	0.83	May 27, 2030	—
	192,000	0.63	5 years from vest date	—
	192,000	3.13	5 years from vest date	—
Ryan Hellard	38,400	0.63	March 1, 2023	—
Chief Strategy Officer	38,400	0.63	March 1, 2024	—
	115,200	0.63	August 1, 2024	—
	160,000	6.25	January 11, 2027	—
	100,000	0.83	May 27, 2030	—
	192,000	0.63	5 years from vest date	—
	192,000	3.13	5 years from vest date	—
Greg McDonald	19,200	25.00	July 2, 2025	—
Vice President, Sales	19,200	28.13	July 2, 2026	—
	25,600	31.25	July 2, 2027	—
	32,000	34.38	July 2, 2028	—
	32,000	37.50	July 2, 2029	—

Notes:

(1)	All option-based awards were out-of-the money based on the December 31, 2021 price of USD$0.5780 (CAD$0.7328) per Common Share.

The following table sets out information on the outstanding share-based awards held by each of the Corporation’s NEOs as at December 31, 2021.

Name	Number of common shares underlying unvested share-based awards	Value of share-based awards that have not vested(1)	Value of vested share-based awards not distributed(2)
Zachary George	RSUs: 4,000,000	$3,049,680	$—
CEO and Director	DSUs: —	—	$91,153

Name	Number of common shares underlying unvested share- based awards	Value of share-based awards that have not vested(1)	Value of vested share-based awards not distributed(2)
James Keough Chief Financial Officer	RSUs: 241,667	$193,871	$—
Andrew Stordeur President and Chief Operating Officer	RSUs: 310,000	$274,827	$—
Ryan Hellard Chief Strategy Officer	RSUs: 255,334	$226,736	$—
Greg McDonald Vice President, Sales	RSUs: 98,667	$81,638	$—

Notes:

(1)

The value of the share-based awards that have not yet vested were calculated by multiplying the total number of units that have not yet vested by the closing price of the Corporation’s common shares on the trading day immediately preceding the grant date.

(2)

The value of the share-based awards that have not been distributed were calculated by multiplying the total number of units that have not been distributed by the closing price of the Corporation’s common shares on the trading day immediately preceding the grant date.

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of the NEOs, the value of the option-based awards and share based awards that vested in accordance with their terms during Fiscal 2021.

Name and Principal Position	Option-Based Awards – Value Vested During 2021(1)	Share-Based Awards – Value Vested During 2021
Zachary George CEO and Director	$—	$3,708,357
James Keough Chief Financial Officer	$—	$253,320
Andrew Stordeur President and Chief Operating Officer	$—	$194,773
Ryan Hellard Chief Strategy Officer	$—	$161,166
Greg McDonald Vice President, Sales	$—	$—

Notes:

(1)

The option-based awards held by each of our NEOs that vested during 2021, altogether were 91,666 options, were out-of-the money, based on the December 31, 2021 price of US$0.5780 (CAD$0.7328) per common share.

Securities authorized for issuance under Equity Compensation Plans

The following table sets out the equity compensation plan information as at December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plan Approved by Shareholders	—	—	—
Equity Compensation Plan Not Approved by Shareholders	(444,600 Options; 7,535,930 RSUs and 5,512,436 DSUs)	$1.33 (Options)	958,725

Director Compensation

Introduction

The following discussion describes the significant elements of the compensation program for members of the Board and its Committees. The compensation of directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of Shareholders. Excluded Directors will not be entitled to receive any compensation for their service as directors. As at December 31, 2021, Zachary George was considered an Excluded Director.

The following table sets out the compensation provided to the directors for Fiscal 2021:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Bryan Pinney	75,000	886,375	—	—	—	—	961,375
Greg Mills	125,000	1,897,968	—	—	—	—	2,022,968
Zachary George	—	4,574,520	—	—	—	—	4,574,520
Lori Ell	36,635	100,026	—	—	—	—	136,661
Gregory Turnbull	75,000	886,375	—	—	—	—	961,375
Elizabeth Cannon	38,911	792,225	—	—	—	—	831,136

Director Compensation

The Board, on the recommendation of the Compensation Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. Such compensation arrangements are based on multiple factors, including the relatively high number of Board meetings held, high level of activity in which the Corporation engages in and the improved balance sheet of the Corporation, relative to previous years.

Effective as of May 28, 2020 and in consideration for serving on the Board, each director (other than Excluded Directors and the Chairman) is paid an annual cash retainer of $75,000 and $225,000 in compensation to be paid in DSUs. The Chairman will receive annual cash compensation of $125,000 and $575,000 in compensation to be paid in DSUs, subject to the Chairman continuing to serve on the Board at the time of vesting.

Upon joining the Board on November 27, 2019, Mr. George became entitled to receive 250,000 DSUs in equal installments on December 1, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022.

On May 28, 2020, Mr. George was granted 750,000 RSUs to vest in equal tranches on December 31, 2020 and December 31, 2021 in consideration for his contributions to certain special projects.

The number of DSUs issuable are determined by the installment payment divided by the fair market value of Common Shares at each installment date.

If a change of control occurs, all DSU grants referred to in the immediately preceding paragraphs will immediately vest.

In addition, to reflect the additional workload required in respect of special projects performed, Mr. George was entitled to receive 500,000 warrants (subsequently amended to an entitlement to 500,000 stock options in accordance with the Stock Option Plan), in equal installments on March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022. Mr. George’s compensation as a director (if unvested) was terminated when he became CEO on January 29, 2020.

In addition, Mr. Mills was issued 720,000 warrants on July 1, 2019 to purchase Common Shares, with an exercise price of $6.25 per warrant. Under the terms of Mr. Mills’ director services agreement, those warrants vest in three equal annual installments in the event Mr. Mills assumes the position of Executive Chairman; however, these warrants expired as of December 31, 2021 because Mr. Mills did not assume the position of Executive Chairman by December 31, 2021. If Mr. Mills were to assume the position of Executive Chairman, he would receive an annual salary of $500,000 payable quarterly in equal installments. Mr. Mills’ director services agreement contemplates that he may assume the position of Executive Chairman as early as July 2020. Although, Sundial’s former Executive Chairman, Mr. Hellard, resigned from his position on January 29, 2020, the Board has not agreed to nominate Mr. Mills, nor has Mr. Mills agreed to serve in as Executive Chairman as of the date of this Information Circular.

Furthermore, on July 1, 2019, Mr. Mills was issued warrants to purchase 80,000 of Common Shares, with an exercise price of $7.50 per warrant, which vest if, during the term of Mr. Mills’ director services agreement, the equity market capitalization value of the Corporation (as calculated in accordance with the agreement) exceeds $5.5 billion. These warrants expire three (3) years following the vesting date.

If a change of control occurs, Mr. Mills will be entitled to receive any unpaid portion of the annual cash retainer for the calendar year in which the change of control occurs and any unpaid portion of the $600,000 fee payable in DSUs referred to above. In addition, if a change of control occurs, all outstanding warrants held by Mr. Mills and Mr. Turnbull will immediately vest.

In addition, on February 16, 2021, a discretionary DSU allocation was granted. Mr. Mills received 500,000 deferred share units with an aggregate value of $1,321,944. Mr. Turnbull, Ms. Cannon, and Mr. Pinney each received 250,000 deferred share units with an aggregate value of $660,972. With respect to all of these deferred share units, half of each deferred share unit granted vested as of June 15, 2021, and the remaining half vested as of December 15, 2021.

All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

The aggregate of compensation and benefits in kind, accrued or paid to directors in the year ended December 31, 2021 for services in all capacities was $350,546 (2020 - $364,724).

Director Share Ownership Guidelines

The Corporation has adopted share ownership guidelines for directors (other than Excluded Directors) to further align the interests of such directors with those of Shareholders. The ownership guidelines establish minimum equity ownership levels for each director, other than Excluded Directors, based on a three times multiple of their Annual Retainer. Directors will be expected to meet the prescribed ownership levels within five (5) years of the later of: (i) the completion of the initial public offering of the Common Shares of the Corporation; and (ii) the date of their appointment to the Board. Common Shares and other equity-based awards will be included in determining an individual’s equity ownership value.

APPENDIX “C”

AUDIT COMMITTEE CHARTER

Effective as and from July 31, 2019

Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sundial Growers Inc. (the “Corporation”) to which the Board has delegated its responsibility for oversight of the nature and scope of the Corporation’s annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:

•	to assist directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

•	to facilitate communication between the Board and external auditors;

•	to ensure the independence of the external auditors;

•	to review management’s implementation and maintenance of an effective system of internal control over financial reporting and disclosure control over financial reporting;

•	to increase the credibility and objectivity of financial reports; and

•	to facilitate in-depth discussions between directors on the Committee, management and external auditors.

The primary responsibility for the financial reporting, information systems, risk management and internal and disclosure controls of the Corporation is vested in management and overseen by the Board. At each meeting, the Committee may meet separately with management and will meet in separate, closed sessions with the external auditors and then with the independent directors in attendance.

Mandate and Responsibilities of Committee

Financial Reporting and Related Public Disclosure

1.

It is a primary responsibility of the Committee to review and recommend for approval to the Board the annual and quarterly financial statements of the Corporation. The Committee is also to review and recommend to the Board for approval the financial statements and related information included in prospectuses, management discussion and analysis, financial press releases, information circular-proxy statements and annual information forms, including financial outlooks and future-oriented financial information included therein. The process should include but not be limited to:

a.	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

b.	reviewing significant management judgments and estimates that may be material to financial reporting including alternative treatments and their impacts;

c.	reviewing the presentation and impact of any significant risks and uncertainties that may be material to financial reporting including alternative treatments and their impacts;

d.	reviewing accounting treatment of significant, unusual or non-recurring transactions;

e.	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

f.	reviewing unresolved differences between management and the external auditors;

g.

determining through inquiry whether transactions entered into by the Corporation constitute related party transactions under applicable securities laws, ensuring the nature and extent of such transactions are properly disclosed and, where appropriate, approving and ratifying such transactions; and

h.	reviewing all financial reporting relating to risk exposure including the identification, monitoring and mitigation of business risk and its disclosure.

2.

The Committee shall satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information from the Corporation’s financial statements and periodically assess the adequacy of those procedures.

3.

The Committee shall have access to all books, records, facilities and personnel and shall have the authority to request any information it may deem appropriate or necessary for the performance of its duties and responsibilities.

Internal Controls Over Financial Reporting and Information Systems

1.

It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Corporation’s internal control over financial reporting and information systems. The process should include but not be limited to:

a.

inquiring as to the adequacy and effectiveness of the Corporation’s system of internal controls over financial reporting and review the evaluation of internal controls over financial reporting by external auditors;

b.

establishing a whistleblowing policy for the confidential, anonymous submission by employees of the Corporation of concerns relating to accounting, internal control over financial reporting, auditing or matters arising out of the Corporation’s code of business conduct and ethics and periodically review a summary of complaints and their related resolution; and

c.	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

External Auditors

1.	With respect to the appointment of external auditors by the Board, the Committee shall:

a.

be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

b.	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

c.	review and evaluate annually the external auditors’ performance, and periodically (at least every five years) conduct a comprehensive review of the external auditors;

d.	recommend to the Board appointment of external auditors and the compensation of the external auditors;

e.	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

f.	review and approve any non-audit services to be provided by the external auditors’ firm and consider the impact on the independence of the auditors;

g.

between scheduled meetings, the chair of the Committee (the “Committee Chair”) is authorized to approve all audit related services and non-audit services provided by the external auditors for individual engagements with estimated fees of $25,000 and under and report all such approvals to the Committee at its next scheduled meeting;

h.	inquire as to the independence of the external auditors and obtain, at least annually, a formal written statement delineating all relationships between the external auditors and the Corporation;

i.	review the Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for the Corporation;

j.	review any reports issued by CPAB regarding the audit of the Corporation; and

k.

discuss with the external auditors, without management being present, the quality of the Corporation’s financial and accounting personnel, the completeness and accuracy of the Corporation’s financial statements and elicit comments of senior management regarding the responsiveness of the external auditors to the Corporation’s needs.

2.

The Committee shall review with the external auditors (and the internal auditor if one is appointed by the Corporation) their assessment of the internal control over financial reporting of the Corporation, their written reports containing recommendations for improvement of internal control over financial reporting and other suggestions as appropriate, and management’s response and follow-up to any identified weaknesses.

3.

The Committee shall also review and approve annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

Compliance

1.	It is the responsibility of the Committee to review management’s process for the certification of annual and interim financial reports in accordance with required securities legislation.

2.	It is the responsibility of the Committee to ascertain compliance with financial covenants under loan agreements.

3.

The Committee shall review the Corporation’s compliance with all legal and regulatory requirements as it pertains to financial reporting, taxation, internal control over financial reporting and any other area the Committee considers to be appropriate relative to its mandate or as may be requested by the Board.

Other Matters

1.

It is the responsibility of the Committee to review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and external auditors of the Corporation.

2.	The Committee may also review any other matters that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

Composition

1.

This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of whom shall be independent (within the meaning of section 1.4 and 1.5 of National Instrument 52-110 Audit Committees (“NI 52-110”)) unless the Board determines to rely on an exemption in NI 52-110.

2.	The Committee Chair shall be appointed by the Board.

3.	A quorum shall be a majority of the members of the Committee.

4.

All of the members must be financially literate (within the meaning section 1.6 of NI 52-110) unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Meetings

1.	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.

2.	The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.

3.

Agendas, proposed by the Committee Chair and with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to Committee meetings.

4.	The chief executive officer and the chief financial officer of the Corporation or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.

5.	Other employees of the Corporation shall attend meetings upon invitation by the Committee should the Committee deem them necessary for the provision of information.

Reporting / Authority

1.

Following each meeting of the Committee, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting, which minutes may still be in draft form.

2.	Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

3.	The Committee shall have access to any and all books, records, facilities and personnel of the Corporation and will be able to request any information about the Corporation as it may deem appropriate.

4.

The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.

5.

The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.

6.	The Committee shall annually review this mandate and make recommendations to the Nominating and Corporate Governance Committee of the Corporation as to proposed changes.

APPENDIX “D”

BOARD MANDATE

Effective as and from September 25, 2019

1.	GENERAL

The Board of Directors (the “Board”) of Sundial Growers Inc. (the “Corporation”) is responsible for the stewardship of the Corporation’s affairs and the activities of management of the Corporation in the conduct of day to day business, all for the benefit of its shareholders.

The primary responsibilities of the Board are:

a)	to maximize long term shareholder value;

b)	to approve the strategic plan of the Corporation;

c)	to ensure that processes, controls and systems are in place for the management of the business and affairs of the Corporation and to address applicable legal and regulatory compliance matters;

d)	to maintain the composition of the Board in a way that provides an effective mix of skills and experience to provide for the overall stewardship of the Corporation;

e)	to ensure that the Corporation meets its obligations on an ongoing basis and operates in a safe and reliable manner; and

f)	to monitor the performance of the management of the Corporation to ensure that it meets its duties and responsibilities to the shareholders.

2.	COMPOSITION AND OPERATION

The number of directors shall be not less than the minimum and not more than the maximum number specified in the Corporation’s articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law. Within a specified period after such time as the Corporation becomes publicly listed on certain stock exchanges, a majority of the Board will be comprised of “independent” members as such term is referred to in the Nasdaq Rules and in National Instrument 58 101 – Disclosure of Corporate Governance Practices. The Board will analyze the application of the “independent” standard on an annual basis and disclose that analysis. A minimum of one-quarter (25%) of the board must be resident Canadians, as required under applicable laws. Directors are elected to hold office for a term of one year. The Board will in each year appoint a chairperson of the Board (the “Chairperson”), such appointment being subject to any agreement providing for nomination rights to the Board.

The Board operates by delegating authority to management where appropriate and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairperson, nominating candidates for election to the Board, constituting committees of the Board and determining compensation for the directors. Subject to the articles and by-laws of the Corporation and the Business Corporations Act (Alberta) (the “ABCA”), the Board may constitute, seek the advice of, and delegate certain powers, duties and responsibilities to committees of the Board.

3.	MEETINGS

The Board shall have a minimum of four regularly scheduled meetings per year. Special meetings shall be called as necessary. Occasional Board trips are scheduled, if possible, in conjunction with regular Board meetings, to offer directors the opportunity to visit sites and facilities at different operational locations. A quorum for a meeting of the Board shall consist of a simple majority of the members of the Board. The

Board will schedule executive sessions where directors meet with or without management participation at each regularly-scheduled meeting of the Board.

The independent members of the Board will meet, as required, without the presence of non-independent Board members and management before or after each regularly-scheduled meeting of the Board. The independent members of the Board may also hold other meetings at such time and with such frequency as the independent members of the Board deem necessary.

4.	SPECIFIC DUTIES

a)	Oversight and Overall Responsibility

In fulfilling its responsibility for the stewardship of the affairs of the Corporation, the Board shall be specifically responsible for:

i.

providing leadership and direction to the Corporation and management with the view to maximizing shareholder value. Directors are expected to provide creative vision, initiative and experience in the course of fulfilling their leadership role;

ii.	appointing the Executive Chairman (“EC”) and the Chief Executive Officer (“CEO”) of the Corporation;

iii.

developing the corporate goals and objectives for which the EC and the CEO will be responsible for meeting, and reviewing the performance of the EC and the CEO against such corporate goals and objectives;

iv.	satisfying itself as to the integrity of the EC and the CEO and other senior officers of the Corporation and ensuring that a culture of integrity is maintained throughout the Corporation;

v.

approving the significant policies and procedures by which the Corporation is operated and monitoring compliance with such policies and procedures, and, in particular, compliance by all directors, officers, employees, consultants and contractors with the provisions of the Corporation’s Code of Business Conduct and Ethics;

vi.	reviewing and approving material transactions involving the Corporation, including material investments by the Corporation and material capital expenditures by the Corporation;

vii.

approving budgets, monitoring operating performance and ensuring that the Board has the necessary information, including key business and competitive indicators, to enable it to discharge its duties and take any remedial action it deems necessary;

viii.	establishing methods by which interested parties may communicate directly with the Chairperson or with the independent directors as a group and cause such methods to be disclosed;

ix.	developing, constituting and reviewing mandates for sub-committees of the Board;

x.	developing written position descriptions for the Chairperson and for the chair of each Board committee; and

xi.	making regular assessments of the Board and its individual members, as well as the effectiveness and contributions of each Board committee.

b)	Legal Requirements

The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records. The Board has the statutory responsibility to:

i.	manage the business and affairs of the Corporation;

ii.	act honestly and in good faith with a view to the best interests of the Corporation;

iii.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

iv.	act in accordance with its obligations contained in the ABCA and the regulations thereto, the articles and by-laws of the Corporation, and other relevant legislation and regulations.

v.	Except by resolution of the Board delegating the power to consider the following to management or a committee of the Board, the Board shall consider the following matters as a full Board:

vi.	the filling of vacancies in the Board;

vii.	the change of membership of, or the filling of vacancies in, any committee of the directors;

viii.	the appointment or removal of officers appointed by the directors; and

ix.	such other matters as are prescribed by applicable laws.

c)	Independence

The Board shall have the responsibility to:

i.

implement appropriate structures and procedures to permit the Board to function independently of management (including, without limitation, through the holding of meetings at which non-independent directors and management are not in attendance, if and when appropriate);

ii.	implement a system which enables an individual director to engage outside advisors at the expense of the Corporation in appropriate circumstances; and

iii.	provide an orientation and education program for newly appointed members of the Board.

d)	Strategy Determination

The Board shall:

i.

adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business; and

ii.	annually review operating and financial performance results relative to established strategy, budgets and objectives.

e)	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the Corporation’s business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that appropriate systems are in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

f)	Appointment, Training and Monitoring of Senior Management

The Board shall:

i.

appoint the EC and the CEO and other senior officers of the Corporation, approve (upon recommendations from the Governance and Nominating Committee) their compensation, and monitor and assess the EC’s and the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

ii.	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

iii.	establish limits of authority delegated to management; and

iv.	develop written position descriptions for the EC and the CEO.

g)	Reporting and Communication

The Board has the responsibility to:

i.	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

ii.	verify that the financial performance of the Corporation is reported to securityholders and regulators on a timely and regular basis;

iii.

verify that the financial results of the Corporation are reported fairly and in accordance with International Financial Reporting Standards or such accounting principles as are required under applicable laws;

iv.	verify the timely reporting of any other developments that have a significant and material impact on the Corporation;

v.	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

vi.	develop appropriate measures for receiving stakeholder feedback.

h)	Monitoring and Acting

The Board has the responsibility to:

i.	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

ii.	verify that the Corporation operates at all time within applicable laws to the highest ethical and moral standards;

iii.	approve and monitor compliance with significant policies and procedures by which the Corporation operates;

iv.	monitor the Corporation’s progress towards its goals and objectives and to work with management to revise and alter its direction in response to changing circumstances;

v.	take such action as it determines appropriate when the Corporation’s performance falls short of its goals and objectives or when other special circumstances warrant; and

vi.	verify that the Corporation has implemented appropriate internal control and management information systems.

i)	Other Activities

The Board may perform any other activities consistent with this mandate, the articles and by-laws of the Corporation and any other governing laws as the Board deems necessary or appropriate including, but not limited to:

i.	preparing and distributing the schedule of Board meetings for each upcoming year;

ii.	calling meetings of the Board at such time and such place and providing notice of such meetings to all members of the Board in accordance with the articles of the Corporation; and

iii.

ensuring that all regularly-scheduled Board meetings and committee meetings are properly attended by directors. Directors may participate in such meetings by conference call if attendance in person is not possible.

j)	Code of Business Conduct and Ethics

The Board shall be responsible to adopt a “Code of Business Conduct and Ethics” for the Corporation which shall address:

i.	conflicts of interest;

ii.	the protection and proper use of the Corporation’s investments and opportunities;

iii.	the confidentiality of information;

iv.	fair dealing with various stakeholders of the Corporation;

v.	compliance with laws, rules and regulations; and

vi.	the reporting of any illegal or unethical behaviour.

5.	BOARD COMMITTEES

The Board shall at all times maintain: (a) an Audit Committee; (b) a Governance and Nominating Committee; and (c) a Compensation Committee, each of which must report to the Board. Each such committee must operate in accordance with the articles and by-laws of the Corporation, applicable law, its committee charter and the applicable policies of any stock exchange on which the securities of the Corporation are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by articles and by-laws of the Corporation and applicable law, and as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. Except as may be explicitly provided in the charter of a particular committee or a resolution of the Board, the role of a Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee.

6.	DIRECTOR ACCESS TO MANAGEMENT

The Corporation shall provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption to the Corporation’s management, business and operations.

7.	DIRECTOR COMPENSATION

The Board, upon recommendation of the Compensation Committee, will determine and review the form and amount of compensation to directors, if any.

APPENDIX “E”

CHANGE OF AUDITOR PACKAGE

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

April 21, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors of Sundial Growers Inc.

We have read the Notice of Sundial Growers Inc. dated April 14, 2022 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG

Canada provides services to KPMG LLP.

SUNDIAL GROWERS INC.

CHANGE OF AUDITOR NOTICE

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

AND TO:	KPMG LLP

Sundial Growers Inc. (the “Corporation”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

1.

Effective as of April 7, 2022, KPMG LLP, Chartered Professional Accountants (the “Former Auditor”), has indicated that they will not stand for reappointment as the auditor of the Corporation for the current fiscal year ending December 31, 2022.

2.	The resignation of the Former Auditor was considered and accepted by the audit committee of the board of directors of the Corporation (the “Board”) and the Board.

3.

The Former Auditor’s reports on the Corporation’s consolidated financial statements for the fiscal years ending December 31, 2020 and December 31, 2019 did not express modified opinions. The audit of the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2021 is not yet complete.

4.	There have been no reportable events, as such term is defined in NI 51-102.

DATED this 14th day of April, 2022.

SUNDIAL GROWERS INC.

By:	(signed) Jim Keough
Jim Keough
Chief Financial Officer

APPENDIX “F”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) of Sundial Growers Inc. (the “Corporation”), as more particularly described and set forth in the information circular of the Corporation dated June 21, 2022 (the “Information Circular”) accompanying the notice of annual and special meeting of the shareholders of the Corporation, is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Corporation, the full text of which is set out in Appendix “G” – Plan of Arrangement to the Information Circular is hereby authorized, confirmed, ratified and approved.

3.	Without limiting the foregoing:

a.

The renaming and re-designation of all the issued and unissued common shares of Sundial as Class A Common Shares having the same rights and restrictions as the Common Shares except that each Class A Common Share shall be entitled to two (2) votes at meetings of holders of Class A Common Shares; and

b.

the creation of an unlimited number common shares (the “New Common Shares”) without par value having rights and restrictions identical to the Common Shares, and upon the deletion of the Class A Common Shares as a class of shares pursuant to the Arrangement, the renaming and re-designating of all the issued and unissued New Common Shares as Common Shares, be and is hereby authorized and approved.

4.

The Corporation is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Information Circular or in accordance with the Interim Order (as defined in the Information Circular)).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify, supplement or terminate the Plan of Arrangement to the extent permitted by the Court; and (ii) not to proceed with the Arrangement and related transactions at any time prior to the issuance of the certificate giving effect to the Arrangement.

6.

The Arrangement shall become effective at a date in the future to be determined by the board of directors of the Corporation (the “Board”) when the Board considers it to be in the best interests of the Corporation to implement such Arrangement, but in any event not later than one (1) year after the date on which this resolution is approved.

7.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing with the Alberta Corporate Registry in accordance with the Business Corporations Act (Alberta), articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Plan of Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

8.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

F-2

APPENDIX “G”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9;

(b)	“Alcanna” means Alcanna Inc., a corporation existing under the Canada Business Corporations Act and to be continued under the ABCA prior to completion of the Arrangement;

(c)	“Alcanna Common Shares” means the common shares of Alcanna;

(d)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the Arrangement made pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(e)	“Arrangement Resolution” means the special resolution of Shareholders authorizing and approving the Plan of Arrangement;

(f)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(g)	“Articles of Incorporation” means the articles of incorporation of Sundial and all amendments thereto;

(h)	“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;

(i)	“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(j)	“Class A Common Shares” has the meaning set forth in Section 2.1(c)(i);

(k)	“Common Shares” means the common shares of Sundial;

(l)	“Court” means the Court of Queen’s Bench of Alberta;

(m)	“Depositary” means Odyssey Trust Company;

(n)

“Distributed Nova Shares” means that number of the Nova Shares of the 35,750,000 Nova Shares currently held by Alcanna as may be determined by the board of directors of Sundial immediately prior to implementing this Plan of

Arrangement provided that following completion of this Plan of Arrangement, Alcanna will hold between 10% and 24.9% of the issued and outstanding Nova Shares;

(o)

“Distribution Record Date” means the close of business on that day which is one business day prior to the Effective Date, established for the purpose of determining the Shareholders entitled to receive New Sundial Shares and Nova Shares pursuant to this Plan of Arrangement;

(p)

“Dissent Rights” means the right of a Shareholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement and to be paid the fair value of the Common Shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(q)

“Dissenting Shareholders” means the registered Shareholders who validly exercise Dissent Rights and whose exercise of Dissent Rights remains valid immediately prior to the Effective Time and “Dissenting Shareholder” means any one of them;

(r)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(s)	“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(t)

“Encumbrances” means any mortgage, hypothec, prior claim, encumbrance, pledge, assignment for security, security interest, guarantee, right of third parties or other charge or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

(u)

“Final Order” means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v)

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(w)

“Interim Order” means the interim order of the Court made under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x)

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Nasdaq Capital Market), and the term “applicable” with respect to such Laws and in a context that refers to Sundial, means such Laws as are applicable to Sundial or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Sundial or its or their business, undertaking, property or securities;

(y)

“Letter of Transmittal” means the letter of transmittal sent to registered Shareholders pursuant to which registered Shareholders are required to deliver certificates representing the Common Shares to the Depositary in order to receive the New Sundial Shares and Distributed Nova Shares they are entitled to under the Arrangement;

(z)	“Meeting” means the special meeting of holders of Common Shares to be held to consider the Arrangement, and any adjournment(s) or postponement(s) thereof;

(aa)	“New Sundial Shares” has the meaning set forth in Section 2.1(c)(i)(B);

(bb)	“Nova” means Nova Cannabis Inc., a corporation existing under the ABCA;

(cc)	“Nova Shares” means the common shares of Nova;

(dd)

“Person” means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal;

(ee)

“Plan of Arrangement” means, and similar expressions mean, this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Final Order;

(ff)	“Registrar” means the Registrar of Corporations appointed under section 263 of the ABCA;

(gg)	“Shareholders” means holders of Common Shares;

(hh)	“Sundial” means Sundial Growers Inc., a corporation existing under the ABCA;

(ii)	“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as amended from time to time;

(jj)	“Transfer Agent” means Odyssey Trust Company; and

(kk)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

ARTICLE 2

ARRANGEMENT

2.1

The Arrangement. Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)

Alcanna shall reduce the stated capital of the Alcanna Common Shares by an amount equal to the fair market value of the Distributed Nova Shares held by Alcanna and, in satisfaction thereof, Alcanna shall distribute, as a return of capital, to Sundial, the Distributed Nova Shares, following which Sundial will directly hold that number of Nova Shares to be distributed to the Shareholders.

(b)

Subject to Article 4, the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to Sundial (free and clear of all any Encumbrances) and cancelled, and such Dissenting Shareholders shall cease to have any rights as Shareholders, other than the right to be paid the fair value of their Common Shares in accordance with Article 4, and the names of such holders shall be removed from the register of Shareholders.

(c)	Sundial shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, with the following steps occurring the following order:

(i)	the authorized share structure of Sundial shall be amended by:

(A)

renaming and re-designating all of the issued and outstanding and unissued Common Shares as Class A Common Shares (the “Class A Common Shares”), which shares shall have the same rights and restrictions as the Common Shares except that each Class A

Common Share shall be entitled to two (2) votes at any meeting of Shareholders;

(B)	creating an unlimited number of common shares without par value with terms identical to the Common Shares (the “New Sundial Shares”),

and Sundial’s Articles of Incorporation shall be amended to reflect the amendments in Section 2.1(c)(i)(A) and (B) accordingly;

(ii)

in the course of a reorganization of Sundial’s capital and subject to adjustment as set out in Section 2.1(f), each issued and outstanding Class A Common Share outstanding on the Distribution Record Date shall be exchanged for one (1) New Sundial Share and such number of Distributed Nova Shares as is equal to the total number of Distributed Nova Shares, divided by the total number of Common Shares being exchanged pursuant to the Arrangement and such Shareholders shall cease to be the holders of the Class A Common Shares so exchanged. No fractional New Sundial Shares and no fractional Distributed Nova Shares will be issued or transferred. Any such fraction will be rounded down to the nearest whole share and Shareholders will not receive any compensation in lieu thereof. The name of each Shareholder who is so deemed to exchange their Class A Common Shares, shall be removed from the central securities register of Class A Common Shares with respect to the Class A Common Shares so exchanged and shall be added to the central securities registers of New Sundial Shares as the holder of the number of New Sundial Shares deemed to have been received on the exchange; and

(iii)

simultaneously with the step referred to in Section 2.1(c)(ii), the aggregate amount added to the stated capital of the New Sundial Shares will be equal to (A) the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the Class A Common Shares (excluding Common Shares held by Dissenting Shareholders) immediately prior to the exchange effected pursuant to Section 2.1(c)(ii), less (B) the fair market value of the Distributed Nova Shares distributed pursuant to Section 2.1(c)(ii) at the time of distribution.

(d)

The Class A Common Shares, none of which will be allotted and issued once the step referred to in Section 2.1(c)(ii) is completed, shall be cancelled and the authorized share capital of Sundial shall be diminished by deleting the Class A Common Shares as a class of shares, and Sundial’s Articles of Incorporation shall be amended to reflect the foregoing change to its authorized share structure.

(e)

The Distributed Nova Shares transferred and the New Sundial Shares issued to the holders of the Class A Common Shares pursuant to Section 2.1(c)(ii) above will be registered in the names of the former holders of the Class A Common Shares.

(f)	The exchange ratio for the Distributed Nova Shares may be adjusted to ensure that the aggregate Distributed Nova Shares is distributed on a pro rata basis to the

Shareholders (excluding Dissenting Shareholders) on the Distribution Record Date.

(g)

The exchanges, cancellations and transfers provided in this Section 2.1 shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time.

2.2

No Fractional Shares. Notwithstanding any other provision of this Arrangement, no fractional Distributed Nova Shares shall be distributed to the Shareholders. Any fractional Distributed Nova Shares that would be transferable pursuant to Section 2.1 above will be rounded down to the nearest whole Distributed Nova Share and Shareholders will not receive any compensation in lieu thereof.

2.3	Share Distribution Record Date. In Section 2.1, the reference to a Shareholder shall mean a person who is a Shareholder on the Distribution Record Date, subject to the provisions of Article 4.

2.4

Deemed Fully Paid and Non-Assessable. All New Sundial Shares and Distributed Nova Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

2.5	Arrangement Effectiveness. The Arrangement shall become final and conclusively binding on the Shareholders and each of Sundial and Alcanna on the Effective Date.

2.6

Supplementary Actions. Notwithstanding that the transactions and events set out in Section 2.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Sundial and Nova shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 2.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

2.7

Withholding Rights. Sundial shall be entitled to deduct or withhold from the consideration or other amount payable to any Shareholder and from all dividends, other distributions or other amounts otherwise payable to any Shareholder under the Arrangement such Taxes or other amounts as Sundial is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any other provisions of any applicable Laws. For greater certainty, to the extent that the exchange in subsection 2.1(c)(ii) hereof gives rise to a deemed dividend under the Tax Act, Sundial shall be entitled to retain and sell that number of Distributed Nova Shares as required to satisfy any withholding requirement under the Tax Act or any other applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority and for greater certainty the number of Common Shares retained and sold by Sundial, if any, shall be deemed to have been issued to the applicable Shareholders.

2.8

U.S. Securities Law Exemption. Notwithstanding any provision herein to the contrary, the Plan of Arrangement will be carried out with the intention that all New Sundial Shares and Distributed Nova Shares issued on completion of the Plan of Arrangement to the Shareholders in the United States will be distributed by Sundial to Shareholders in reliance on the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act.

ARTICLE 3

CERTIFICATES

3.1

Class A Common Shares. Recognizing that Common Shares will be renamed and re-designated as Class A Common Shares pursuant to Section 2.1(a) and that the Class A Common Shares shall be exchanged partially for New Sundial Shares pursuant to Section 2.1(c)(ii), Sundial shall not issue replacement share certificates representing Class A Common Shares.

3.2

Distributed Nova Share Certificates. To facilitate the transfer of the Distributed Nova Shares to the Shareholders as of the Distribution Record Date, Sundial shall execute and deliver to the Depositary, an irrevocable power of attorney together with the share certificate representing the Distributed Nova Shares, authorizing the Transfer Agent to distribute and transfer the Distributed Nova Shares to such Shareholders in accordance with the Plan of Arrangement and in accordance with the Letters of Transmittal deposited with the Depositary by the Shareholders.

3.3

New Share Certificates. From and after the Effective Date, share certificates representing Common Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New Sundial Shares, and no new share certificates shall be issued with respect to the New Sundial Shares issued in connection with the Arrangement.

3.4

Interim Period. Any Common Shares traded after the Distribution Record Date will represent New Sundial Shares as of the Effective Date and shall not carry any rights to receive Distributed Nova Shares.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1

Each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order and this Article 4. Notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement referred to in subsection 191(5) of the ABCA must be received by Sundial from the Dissenting Shareholder not later than 1:00 p.m. (Calgary time) on the date that is five (5) business days prior to the date of the Meeting, all in accordance with the Interim Order.

4.2

A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Common Shares (other than as set forth herein), and shall only be entitled to be paid by Sundial the fair value of the holder’s Common Shares. A Dissenting Shareholder who is entitled to be paid by Sundial the fair value of the holder’s Common Shares shall, pursuant to Section 2.1(b), be deemed to have transferred the holder’s Common Shares (free and clear of any Encumbrances) to Sundial for cancellation without any further act or formality notwithstanding the provisions of section 191 of the ABCA.

4.3

A Dissenting Shareholder who for any reason is not ultimately entitled to be paid the fair value of the holder’s Common Share, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares notwithstanding the provisions of section 191 of the ABCA.

4.4	The fair value of the Common Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders.

4.5

In no event shall Sundial be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Time, and the names of such holders shall be removed from the register of Shareholders as at the Effective Time.

4.6

For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted in favour of the Arrangement Resolution shall not be entitled to dissent with respect to such person’s Common Shares for the Arrangement. In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Common Shares.

ARTICLE 5

AMENDMENTS

5.1

Sundial may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following the Meeting, approved by the Court if required by the Court; and (c) communicated to the Shareholders if and as required by the Court.

5.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Sundial at any time prior to or at the Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if, as required by the Court or applicable law, it is consented to by the Shareholders.

ARTICLE 6

FURTHER ASSURANCES

6.1

Notwithstanding that the transactions and events set forth herein shall occur and shall be deemed to occur in the order set forth in this Plan of Arrangement without any further act or formality, Sundial shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set forth herein.

6.2	From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Common Shares issued prior to the Effective

Time; (b) the rights and obligations of the holders of Common Shares and any respective trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX “H”

INTERIM ORDER

(See attached)

COURT FILE NUMBER	2201-06999	Clerk’s Stamp
ORIGINAL STAMPED

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SUNDIAL GROWERS INC., ALCANNA INC. AND THE SHAREHOLDERS OF SUNDIAL GROWERS INC.

APPLICANT	SUNDIAL GROWERS INC.

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	McCarthy Tétrault LLP Barristers & Solicitors 4000,421 — 7th Avenue SW Calgary, AB T2P 4K9
	Attention:	Lyndsey Delamont
	Telephone:	(403) 260-3647
	Fax:	(403) 260-3501
	Our File No.:	220099-504531

DATE ON WHICH ORDER WAS PRONOUNCED:	June 21, 2022

NAME OF MASTER/JUDGE WHO MADE THIS ORDER:	The Honourable Justice K. Feth

LOCATION OF HEARING:	Edmonton, Alberta

UPON the Originating Application (the “Originating Application”) of Sundial Growers Inc. (“Sundial” or the “Applicant”);

AND UPON reading the Originating Application, the Affidavit of Cameron Sebastian, sworn June 20 2022 (the “Sebastian Affidavit”) and the documents referred to therein;

AND UPON being advised that it is the intention of the Applicant to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to the New Sundial Shares and Distributed Nova Shares to be distributed under the proposed Arrangement based on the Court’s approval of the Arrangement;

AND UPON hearing counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order (the “Order”) shall have the meanings attributed to them in the draft information circular of Sundial dated June 21, 2022 (the “Information Circular”) which is attached as Exhibit “F” to the Sebastian Affidavit; and

(b)

all references to “Arrangement” used herein mean the arrangement as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Exhibit “A” to the Sebastian Affidavit and as Appendix “G” to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1. The Applicant shall seek approval of the Arrangement as described in the Information Circular of the holders (the “Sundial Shareholders”) of issued and outstanding common shares of Sundial (the “Sundial Shares”) as at the Record Date (as defined herein) and which, for greater certainty, includes persons who become Sundial Shareholders as at the Record Date in the manner set forth below.

The Meeting

2. The Applicant shall call and conduct an annual and special meeting (the “Meeting”) of Sundial Shareholders to take place on or about July 21, 2022. At the Meeting, the Sundial Shareholders will, among other matters, consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix “F’’ to the Information Circular (the “Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3. A quorum at the Meeting shall be at least two persons present in person entitled to vote at the Meeting and holding or representing by proxy not less than 25% of the Sundial Shares entitled to be voted at the Meeting.

4. If within 30 minutes from the time appointed for the Meeting, a quorum is not present, the Meeting shall stand adjourned to a date not less than two (2) and not more than 30 days later, as may be determined by the Chair of the Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Sundial Shareholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

5. Each Sundial Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution.

6. The record date for Sundial Shareholders entitled to vote at the Meeting shall be June 21, 2022 (the “Record Date”). Only Sundial Shareholders whose names have been entered on the register of Sundial Shares as at the close of business on the Record Date will be entitled to vote at the Meeting, provided that, to the extent a holder of Sundial Shares transfers ownership of any Sundial Shares after the Record Date and the transferee of those Sundial Shares produces properly endorsed certificates or otherwise establishes ownership of such Sundial Shares and demands, not later than 10 days before the Meeting, to be included on the list of Sundial Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Sundial Shares at the Meeting.

7. The Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

Conduct of the Meeting

8. The only persons entitled to attend the Meeting shall be Sundial Shareholders or their authorized proxy holders, the Applicant’s directors and officers and its auditors, the Applicant’s legal counsel, and such other persons who may be permitted to attend by the Chair of the Meeting.

9. The number of votes required to pass the Arrangement Resolution shall be not less than 62 2⁄3% of the votes cast by Sundial Shareholders present in person or represented by proxy at the Meeting.

10. To be valid, a proxy must be deposited with Odyssey Trust Company in the manner described in the Information Circular.

11. The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

12. The Applicant is authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the Sundial Shareholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as the Applicant determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

13. The Applicant is authorized to make such amendments, revisions or supplements to the Arrangement as they may together determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

14. The Applicant is authorized to make such amendments, revisions or supplements (“Additional Information”) to the Information Circular, form of proxy (“Proxy”), notice of the Meeting (“Notice of Meeting”), form of letter of transmittal (“Letter of Transmittal”) and notice of Originating Application (“Notice of Originating Application”) as it may determine, and the Applicant may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)

the Applicant shall advise the all Sundial Shareholders of the material change or material fact by disseminating a news release (a “News Release”) in accordance with applicable securities laws and the policies of the Nasdaq Capital Market; and

(b)

provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to Sundial Shareholders or otherwise give notice to Sundial Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Dissent Rights

15. The registered Sundial Shareholders are, subject to the provisions of this Order and the Arrangement, including Article 4 of the Plan of Arrangement, accorded the right to dissent under section 191 of the ABCA with respect to the Arrangement Resolution and the right be paid the fair value of their Shares in respect of which such right to dissent was validly exercised.

16. In order for a registered Sundial Shareholder (a “Dissenting Shareholder”) to exercise such right to dissent under section 191 of the ABCA:

(a)

the Dissenting Shareholder’s written objection to the Arrangement Resolution must be received by the Applicant, care of McCarthy Tétrault LLP, Suite 4000, 421 — 7 Avenue SW, Calgary, Alberta T2P 4K9, Attention: Lyndsey Delamont, by not later than 1:00 p.m. (Calgary time) on the Business Day that is five Business Days immediately preceding the date of the Meeting;

(b)	a vote against the Arrangement Resolution, whether in person or by proxy, shall not constitute a written objection to the Arrangement Resolution as required under subclause (a) hereof;

(c)	a Dissenting Shareholder shall not have voted his or her Sundial Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(d)

a Sundial Shareholder may not exercise the right to dissent in respect of only a portion of the Sundial Shareholder’s Sundial Shares, but may dissent only with respect to all of the Sundial Shares held by the Sundial Shareholder or on behalf of any one beneficial Sundial Shareholder and registered in the Dissenting Shareholder’s name; and

(e)	the exercise of such right to dissent must otherwise comply with the requirements of section 191 of the ABCA, this Order and the Arrangement.

17. The fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by the Sundial Shareholders and shall be paid to the Dissenting Shareholders as contemplated by the Arrangement and this Order.

18. Dissenting Shareholders who validly exercise their right to dissent, as set out above, and who:

(a)

are determined to be entitled to be paid the fair value of their Sundial Shares, shall be deemed to have transferred such Sundial Shares as of the effective time of the Arrangement (the “Effective Time”), without any further act or formality and free and clear of all liens, claims and encumbrances in exchange for the fair value of the Sundial Shares; or

(b)

are, for any reason (including, for clarity, any withdrawal by any Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for their Sundial Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Sundial Shareholder notwithstanding the provisions of section 191 of the ABCA, and such Sundial Shares will be deemed to be exchanged for the consideration under the Arrangement, but in no event shall the Applicant or any other person be required to recognize such Dissenting Shareholders as holders of Sundial Shares after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the register of Sundial Shares as at the Effective Time.

19. Subject to further order of this Court, the rights available to registered Sundial Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient dissent rights for the Sundial Shareholders with respect to the Arrangement Resolution.

20. Notice to the Sundial Shareholders of their right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA, this Order and the Arrangement, the fair value of the consideration to which a Dissenting Shareholder is entitled pursuant to the Arrangement shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Sundial Shareholders in accordance with paragraph 21 of this Order.

Notice

21. The Information Circular, substantially in the form attached as Exhibit “F” to the Sebastian Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of the Meeting, the Proxy, the Notice of Originating Application and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable, including the Consolidation LOT (collectively, the “Meeting Materials”), shall be sent or made available to those Sundial Shareholders (who are registered as such as at the Record Date), the directors of the Applicant and the auditors of the Applicant, by one or more of the following methods:

(a)

in the case of registered Sundial Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date not later than 21 days prior to the Meeting;

(b)

in the case of non-registered Sundial Shareholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101” or the “Notice and Access Provisions”); and

(c)	in the case of the directors and auditors of the Applicant, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firms of auditors, as applicable, not later than 21 days prior to the date of the Meeting.

22. Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Sundial Shareholders, the directors and auditors of the Applicant of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Originating Application.

Final Application

23. Subject to further order of this Court, and provided that the Sundial Shareholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final order of the Court approving the Arrangement (the “Final Order”) at 10:00 a.m. on July 22, 2022 or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the articles of arrangement, the Applicant, Alcanna, all Sundial Shareholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

24. Any Sundial Shareholder or other interested party (each an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant on or before 4:00 p.m. (Calgary time) on the Business Day that is five Business Days immediately preceding the Meeting, a notice of intention to appear (“Notice of Intention to Appear”) including the Interested Party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, McCarthy Tétrault LLP, 4000, 421 — 7th Avenue S.W.,

Calgary, Alberta T2P 4K9, Attention: Lyndsey Delamont or by facsimile at (403) 260-3501 or by e-mail at ldelamont@mccarthy.ca.

25. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 24 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

26. The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

/s/ Justice K. Feth
Justice of the Court of Queen’s Bench of Alberta

APPENDIX “I”

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(i)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(ii)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(iii)	amalgamate with another corporation, otherwise than under section 184 or 187,

(iv)	be continued under the laws of another jurisdiction under section 189, or

(v)	sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

(d)

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

(c)	and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

(c)	notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX “J”

INFORMATION CONCERNING SUNDIALGROWERS INC.

GENERAL

The following information in respect of Sundial should be read in conjunction with the documents incorporated by reference into this Appendix “J”, as set out below. Notwithstanding anything stated to the contrary in the body of this Information Circular to which this Appendix “J” is attached, references to “Sundial” in this Appendix “J” refer to Sundial and its Subsidiaries, except where stated or the context otherwise indicates. Unless the context indicates otherwise, capitalized terms which are used in this Appendix “J” but are not otherwise defined herein have the meanings given to such terms under the heading “Glossary of Terms” in this Information Circular to which this Appendix “J” is attached.

Except as otherwise indicated, the information presented in this Appendix “J” is as of June 21, 2022.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix “J”, and in certain documents incorporated by reference in this Appendix “J”, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to future events or Sundial’s future performance. See “Forward-Looking Statements” in this Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Appendix “J” and the risk factors incorporated by reference from the Sundial Annual Report, together with the other information contained in or incorporated by reference into this Information Circular.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Sundial has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Sundial at Suite 300, 919 - 11th Avenue SW, Calgary, Alberta T2R 1P3, telephone +1 (403) 948-5227. In addition, copies of the documents incorporated by reference in this Appendix “J” may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com or on Sundial’s EDGAR profile at www.sec.gov.

The following documents of Sundial, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada where Sundial is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Appendix “J” and the Circular to which it is attached:

(a)	the Annual Report;

(b)	the Sundial Annual MD&A;

(c)	the Sundial Financial Statements;

(d)	the Sundial Interim Financial Statements;

(e)	the management’s discussion and analysis of Sundial dated May 16, 2022 for the three months ended March 31, 2022;

(f)	the material change report of Sundial dated January 6, 2022 in respect of the change of consideration offered with respect to the plan of arrangement completed on March 31, 2022 whereby the Corporation acquired all of the issued and outstanding common shares of Alcanna (the “Alcanna Transaction”);

(g)	the material change report of Sundial dated April 4, 2022 in respect of the Alcanna Transaction;

(h)	the business acquisition report of Sundial dated June 14, 2022 in respect of the Alcanna Transaction; and

(i)	Sundial’s management information circular dated June 7, 2021 with respect to the annual general meeting of the holders of Common Shares held on July 7, 2021.

Any documents of the type referred to above, including any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements (together with the auditors’ report thereon), management’s discussion and analysis, business acquisition reports and information circulars filed by Sundial with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Information Circular and prior to the Meeting shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

SUNDIAL

Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 22, 2019, Sundial filed articles of amendment to effect a 1 to 1.6 share split. Sundial has 27 direct and indirect Subsidiaries, the ownership of which is represented in the table below. Sundial also has a 50% interest in the SunStream Joint Venture. On August 1, 2019, the Common Shares commenced trading on the Nasdaq under the symbol “SNDL”. Below sets forth a list of Subsidiaries, their jurisdiction of incorporation or formation, as applicable, and Sundial’s ownership.

Subsidiaries	Jurisdiction of Incorporation or Formation	Percentage Ownership
Alcanna Inc.	Canada	100%
Canadian Liquor Retailers Alliance GP Inc.	Alberta, Canada	100%
Liquor Stores GP Inc.	Alberta, Canada	100%
Liquor Stores Limited Partnership	Alberta, Canada	100%
Liquor Depot Acquisitions Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
Sundial Deutschland GmbH	Germany	100%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columba, Canada	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
Inner Spirit Holdings Ltd.	Alberta, Canada	100%
Spirit Leaf Inc.	Alberta, Canada	100%

Spirit Leaf Corporate Inc.	Alberta, Canada	100%
Nova Cannabis Inc.	Alberta, Canada	63%
Nova Cannabis Stores GP Inc.	Alberta, Canada	63%
Nova Cannabis Stores Limited Partnership	Alberta, Canada	63%
Alcanna Cannabis Stores Finance Ltd.	Alberta, Canada	63%
Nova Cannabis Analytics GP Inc.	Alberta, Canada	63%
Nova Cannabis Analytics Limited	Alberta, Canada	63%
Partnership 2102012 Alberta Ltd.	Alberta, Canada	63%
YSS Cannabis Corp.	Alberta, Canada	63%
Sweet Tree Modern Apothecary Ltd.	Alberta, Canada	63%
102014474 Saskatchewan Inc.	Saskatchewan, Canada	63%
YSS Cannabis SK Inc.	Saskatchewan, Canada	63%
YSS Ontario Inc.	Ontario, Canada	63%
Vines of Riverbend GP Inc.	Alberta, Canada	50%
Vines of Riverbend Limited Partnership	Alberta, Canada	50%

If the Arrangement Resolution is approved at the Meeting and the Board determines to implement the Arrangement, following completion of the Arrangement, Sundial’s ownership in the Subsidiaries is expected to be as follows, subject to confirmation on the total number of Distributed Nova Shares:

Subsidiaries	Jurisdiction of Incorporation	Percentage Ownership
Alcanna Inc.	Canada	100%
Canadian Liquor Retailers Alliance GP Inc.	Alberta, Canada	100%
Liquor Stores GP Inc.	Alberta, Canada	100%
Liquor Stores Limited Partnership	Alberta, Canada	100%
Liquor Depot Acquisitions Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
Sundial Deutschland GmbH	Germany	100%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columba, Canada	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
Inner Spirit Holdings Ltd.	Alberta, Canada	100%
Spirit Leaf Inc.	Alberta, Canada	100%
Spirit Leaf Corporate Inc.	Alberta, Canada	100%
Vines of Riverbend GP Inc.	Alberta, Canada	50%
Vines of Riverbend Limited Partnership	Alberta, Canada	50%
Nova Cannabis Inc.	Alberta, Canada	>25%
Nova Cannabis Stores GP Inc.	Alberta, Canada	>25%
Nova Cannabis Stores Limited Partnership	Alberta, Canada	>25%
Alcanna Cannabis Stores Finance Ltd.	Alberta, Canada	>25%
Nova Cannabis Analytics GP Inc.	Alberta, Canada	>25%
Nova Cannabis Analytics Limited Partnership	Alberta, Canada	>25%
2102012 Alberta Ltd.	Alberta, Canada	>25%
YSS Cannabis Corp.	Alberta, Canada	>25%
Sweet Tree Modern Apothecary Ltd.	Alberta, Canada	>25%
102014474 Saskatchewan Inc.	Saskatchewan, Canada	>25%
YSS Cannabis SK Inc.	Saskatchewan, Canada	>25%
YSS Ontario Inc.	Ontario, Canada	>25%

Sundial’s head office is located at Suite 300, 919 — 11th Avenue SW Calgary, Alberta T2P 4K0 and its records office is located at 1600, 421 — 7th Avenue SW Calgary, Alberta T2P 4K9. Sundial’s phone number is (403) 948-5227. Sundial’s website is www.sndlgroup.com. The information on or accessible through Sundial’s website is not part of and is not incorporated by reference herein, and the inclusion of Sundial’s website address in this Information Circular is only for reference.

The principal activities of Sundial are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the retailing of wines, beers and spirits and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Production

Sundial is a licensed producer that grows cannabis using state-of-the-art indoor facilities with corporate-owned and franchised cannabis retail operations focused on the retail sale of cannabis products and accessories, liquor retail operations focused on the retail sale of wines, beers and spirits and investments targeting the global cannabis industry. Sundial is headquartered in Calgary, Alberta, with production operations in Olds, Alberta and Rocky View County, Alberta.

Sundial’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total available space.

Sundial currently produces and markets cannabis products for the adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of Sundial’s production of high-quality, strain-specific cannabis products. Sundial has established supply agreements with nine Canadian provinces and has a distribution market that covers 98% of the national recreational cannabis industry.

Sundial’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, Sundial began the sale and distribution of cannabis vape products in December 2019. Sundial is currently marketing its adult-use products under its “Top Leaf” (Premium), “Sundial Cannabis” (Premium Core), “Palmetto” (Core) and “Grasslands” (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

Cannabis Retail

Inner Spirit became a wholly owned Subsidiary of Sundial following completion of the Inner Spirit Transaction. Inner Spirit and its subsidiaries, are an operating arm of Sundial that functions as a recreational cannabis retailer and franchisor across Canada under the “Spiritleaf” banner, with a network that includes more than 100 franchise and corporate-owned retail locations.

As a wholly-owned Subsidiary of Sundial, Inner Spirit, its Subsidiaries and its franchisees operate a total of 111 Spiritleaf retail cannabis stores in Canada, consisting of: (i) six franchise Spiritleaf retail cannabis stores in British Columbia; (ii) 15 corporate-owned Spiritleaf retail cannabis stores and 36 franchise Spiritleaf retail cannabis stores in Alberta; (iii) two corporate-owned Spiritleaf retail cannabis stores and one franchise Spiritleaf retail cannabis store in Saskatchewan; (iv) two corporate-owned Spiritleaf retail cannabis store and 2 franchise Spiritleaf retail cannabis stores in Manitoba; (v) 42 franchise Spiritleaf retail cannabis stores in Ontario; and (vi) five franchise Spiritleaf retail cannabis stores in Newfoundland and Labrador.

Liquor Retail

On March 31, 2022, Sundial completed the Alcanna Transaction and Alcanna became a wholly owned Subsidiary of Sundial. Alcanna operates approximately 170 liquor retail stores in the provinces of Alberta and British Columbia. Alcanna operates its liquor retail stores primarily under the brand names “Liquor Depot”, “Ace Liquor Discounter” and “Wine and Beyond”. Alcanna uses the “Ace Liquor Discounter” brand for its convenience format locations in Alberta and the “Wine and Beyond” brand for its large format locations.

Additional information regarding Sundial is included in the documents incorporated by reference herein. See “Documents Incorporated by Reference” in this Appendix “J”.

DIVIDENDS OR DISTRIBUTIONS

Sundial has never paid dividends on the Common Shares. Sundial currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business. As such, it does not intend to declare or pay cash dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of the Board, subject to applicable laws and will depend upon, among other factors, earnings, operating results, financial condition and current and anticipated cash needs. Sundial’s future ability to pay cash dividends on the Common Shares may be limited by the terms of any then-outstanding debt or preferred securities.

DESCRIPTION OF SUNDIAL SECURITIES

Sundial is authorized to issue: (i) an unlimited number of Common Shares, with no par value, of which, as of June 21, 2022, 2,382,211,502 are issued and outstanding as fully paid and non-assessable; and (ii) an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of the date hereof.

Common Shares

The holders of Common Shares are entitled to receive any dividend declared by Sundial on the Common Shares, provided that Sundial shall be entitled to declare dividends on any other classes of shares without being obliged to declare dividends on the Common Shares.

The holders of Common Shares are entitled to attend and vote at all meetings of the shareholders of Sundial. Each Common Share carries the right to one vote.

Subject to the rights, privileges, restrictions and conditions attaching to any other class of Sundial’s shares, the holders of the Common Shares are entitled to share equally in such of Sundial’s property as is distributable to the holders of Common Shares.

The rights, privileges, restrictions and conditions of the Common Shares may not be modified without amending the articles of incorporation of Sundial.

Preferred Shares

Each series of preferred shares shall consist of such number of shares and have such designation, rights, privileges, restrictions and conditions as may be determined by the Board prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of Common Shares. With respect to the payment of dividends and distribution of assets or the return of capital in the event of liquidation, dissolution or winding-up of Sundial, whether voluntary or involuntary, the preferred shares are entitled to preference over the Common Shares. Unless otherwise stated, the preferred shares will have priority over the Common Shares with respect to dividends and distribution of assets, but will rank junior to all outstanding indebtedness for borrowed money.

The issuance of preferred shares and the terms selected by the Board could decrease the amount of earnings and assets available for distribution to the holders of the Common Shares or adversely affect the rights and powers of the holders of the Common Shares without any further vote or action by the holders of the Common Shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of Sundial’s outstanding Common

Shares and thereby have the effect of delaying, deferring or preventing a change of control of Sundial or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the Common Shares.

Sundial has no current intention to issue any preferred shares.

Other Share Capital Instruments

	Outstanding as at June 21, 2022	Number of Common Shares issuable upon Exercise or Vesting
Simple warrants	2,562,200	2,562,200
Performance warrants	1,387,200	1,387,200
Stock options	444,600	444,600
Restricted share units	22,845,239	22,845,239
Deferred share units	6,832,340	6,832,340
Inner Spirit common share purchase warrants(1)	19,335,508	1,614,515
Inner Spirit certificate warrants(2)	712,553	59,498
Inner Spirit broker warrants(3)	2,084,709	174,073
Common share purchase warrants	100,997,334	100,997,334

Notes:

(1)

Per the terms of the arrangement agreement and plan of arrangement in the Inner Spirit Transaction, former holders of common share purchase warrants of Inner Spirit are entitled, upon the exercise of such security in accordance with the terms thereof and payment of the exercise price, to receive the consideration they would have been entitled to had they been a shareholder of Inner Spirit (an “Inner Spirit Shareholder”) at the time of the Inner Spirit Transaction.

(2)

Per the terms of the arrangement agreement and plan of arrangement in the Inner Spirit Transaction, former holders of certificate warrants of Inner Spirit are entitled, upon the exercise of such security in accordance with the terms thereof and payment of the exercise price, to receive the consideration they would have been entitled to had they been an Inner Spirit Shareholder at the time of the Inner Spirit Transaction.

(3)

Per the terms of the arrangement agreement and plan of arrangement in the Inner Spirit Transaction, former holders of broker warrants of Inner Spirit are entitled, upon the exercise of such security in accordance with the terms thereof and payment of the exercise price, to receive the consideration they would have been entitled to had they been an Inner Spirit Shareholder at the time of the Inner Spirit Transaction.

Additional information regarding Sundial’s share capital is included in the documents incorporated by reference herein. See “Documents Incorporated by Reference” in this Appendix “J”.

CONSOLIDATED CAPITALIZATION

Other than the Common Shares issued pursuant to the Inner Spirit Transaction, the Alcanna Transaction and the repurchase by Sundial of 5,000,000 Common Shares under a share repurchase program (normal course issuer bid) which commenced on June 17, 2022, there has been no material change to Sundial’s consolidated capitalization since March 31, 2022. See also the Sundial Interim Financial Statements and Sundial Interim MD&A incorporated by reference herein for additional information with respect to Sundial’s consolidated capitalization.

PRIOR SALES

Except as described herein, Sundial has not sold or issued any Common Shares or securities convertible into Common Shares during the 12 month period prior to the date of this Information Circular other than the following:

Date	Transaction Type	Common Shares Issued	Price or Value per Common Share ($US)
June 1, 2021	Share issuance	21,293,266	1.04
June 2, 2021	Share issuance	30,925,322	1.09
June 3, 2021	Share issuance	38,258,956	1.31
June 7, 2021	Share issuance	25,500,000	1.17
June 2, 2021	Share issuance	4,284	1.05
June 4, 2021	Warrant exercise	40,000	1.03
June 9, 2021	Share issuance	21,071,700	1.18
June 10, 2021	Share issuance	4,850,000	1.05
June 23, 2021	Share issuance	5,190,989	1.00
June 24, 2021	Share issuance	7,092,452	1.03
July 2, 2021	Share issuance	1,100	0.94
July 20, 2021	Share issuance(1)	24,431,278	0.84
August 4, 2021	Share issuance(2)	2,488,754	0.85
August 4, 2021	Share issuance(2)	200	1.04
August 18, 2021	Share issuance(3)	83,500	0.85
September 24, 2021	Share Issuance(3)	108,045	0.85
October 15, 2021	Share issuance(3)	4,166	0.39
October 18, 2021	Vested restricted share units	25,000	0.90
December 17, 2021	Vested restricted share units	4,383,666	0.68
December 22, 2021	Vested restricted share units	1,833	2.45
January 4, 2022	Vested restricted share units	500,000	2.74
March 17, 2022	Share Issuance(4)	3,701,793	0.61
March 31, 2022	Share Issuance(5)	320,601,352	0.72

Notes:

(1)	Issued as part of the consideration to former Inner Spirit Shareholders pursuant to the Inner Spirit Transaction.

(2)	Issued as settlement of outstanding Inner Spirit debt.

(3)	Issuance related to the settlement of outstanding warrants of Inner Spirit.

(4)	Issuance related to the termination of the service and sale agreement with Sun 8 Holdings Inc.

(5)	Issuance related to the Alcanna Transaction.

Convertible Securities

Date	Transaction Type	Securities Issued	Conversion Price per Common Share ($US)
August 17, 2021	Restricted Share Unit issuance	20,344	n/a
September 30, 2021	Restricted Share Unit issuance	324,538	n/a
October 12, 2021	Restricted Share Unit issuance	25,000	n/a

PRICE RANGE AND VOLUME OF TRADING OF COMMON SHARES

The outstanding Common Shares are listed and posted for trading on the NASDAQ under the symbol “SNDL”. On June 20, 2022, the last trading day prior to the date of this Information Circular, the closing price of the Common Shares on the Nasdaq was $0.35. The following table sets forth the closing range and trading volume of the Common Shares on the Nasdaq for the periods indicated:

	High (US$)	Low (US$)	Volume
2021
June	1.29	1.00	2,951,204,400
July	0.96	0.77	2,107,684,880
August	0.85	0.71	1,813,949,220
September	0.81	0.67	1,507,447,730
October	0.74	0.61	1,974,059,420
November	0.96	0.60	3,400,062,100
December	0.69	0.53	1,868,704,010

2022
January	0.67	0.40	1,529,386,780
February	0.67	0.46	1,692,034,500
March	0.89	0.45	2,769,193,520
April	0.75	0.47	1,811,154,790
May	0.50	0.40	1,763,676,950
June 1 – 20	0.39	0.29	781,936,240

DIRECTORS AND EXECUTIVE OFFICERS

Directors

For information regarding the directors of Sundial, see “Director Nominees” in this Information Circular.

Executive Officers

The following table sets forth the name, province or state and country of residence, position with Sundial and principal occupation during the past five (5) years for each current Executive Officer of Sundial.

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years
Zach George Connecticut, United States CEO and Director	Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC and currently serves as a trustee and director on the boards of Cominar Real Estate Investment Trust and Trez Capital Junior Mortgage Investment Company. He previously served as chairman of the boards of FAM Real Estate Investment Trust and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc., and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund. He has worked in a management capacity and with numerous corporate boards to turnaround operations, effect corporate action, and implement governance policies aimed at maximizing shareholder value.

James Keough Alberta, Canada Chief Financial Officer	Mr. Keough joined Sundial as Chief Financial Officer in May 2018. Mr. Keough began his career with KPMG and Ernst & Young in Canada and Europe. Prior to joining Sundial, he was a tax and finance consultant as a Chartered Professional Accountant (“CPA, CA”), for two and a half years. Prior to that role, he served for 20 years as Chief Financial Officer of a diversified private company with operations in energy, real estate and hospitality.

Andrew Stordeur Alberta, Canada	Mr. Stordeur joined Sundial as Chief Commercial Officer in March 2018 and became President – Canada in May 2019 and President and Chief Operating Officer in January 2020. From August

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years
President and Chief Operating Officer	2011 to March 2018, Mr. Stordeur held increasingly senior sales-related positions, including Chief Sales and Customer Officer, at Molson Coors, and has also spent time at Mars Canada.

Ryan Hellard British Columbia, Canada Chief Marketing and Product Officer	Mr. Hellard joined Sundial as the Chief Marketing and Product Officer in March 2018 and became Chief Strategy Officer in May 2021. From 2012 until joining Sundial, he held increasingly senior roles, including as President, at AppColony, an agency that develops marketing strategies and digital solutions for Canadian companies.

David Gordey Alberta, Canada Chief Administrative Officer	Mr. Gordey joined Sundial as Chief Administrative Officer in March 2022 following completion of the Alcanna Transaction. From April 2014 to March 2022, Mr. Gordey held increasingly senior positions, including most recently as Executive Vice President – Corporate Services and Chief Financial Officer, at Alcanna.

Marcie Kiziak Alberta, Canada President, Cannabis Retail	Ms. Kiziak joined Sundial as President, Cannabis Retail in March 2022 following completion of the Alcanna Transaction and was also appointed as CEO of Nova in March 2022 following completion of the Alcanna Transaction. From March 2021 to March 2022, Ms. Kiziak held was Chief Operating Officer of Nova. From July 2018 to March 2021, Ms. Kiziak was President, Cannabis of Alcanna; prior thereto, she was the Senior Vice President, Human Resources of Alcanna from February 2018 to July 2018.

Taranvir (Tank) Vander Alberta, Canada President, Liquor Division	Mr. Vander joined Sundial as President, Liquor Division in March 2022 following completion of the Alcanna Transaction. From January 2020 to March 2022, Mr. Vander was President, Liquor at Alcanna. Prior thereto, Mr. Vander was Chief Executive Officer of Canadian Liquor Retailers Alliance Limited Partnership from November 2018 to January 2020; prior thereto, he was the founding partner and CEO of Ace Liquor Corporation.

Ownership of Shares

As of the date of this Information Circular, the directors and Executive Officers of Sundial, as a group, own or exercise control or direction over, directly or indirectly, an aggregate of 8,922,238 Common Shares, representing approximately 0.37% of the issued and outstanding Common Shares.

Orders

To the knowledge of management of the Corporation, except as set forth below, no executive officer of the Corporation is, or has been within the past ten (10) years, a director, CEO or chief financial officer of any company (including the Corporation in respect of which this Information Circular is being prepared) that:

(a)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, CEO or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, CEO or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of management of the Corporation, except as disclosed in this Appendix J, no Executive Officer of the Corporation is, or has been within the past ten (10) years, a director or Executive Officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Keough was Chief Financial Officer and VP, Finance of Bumper Development Corporation Ltd. (“Bumper”), a company operating in the fields of oil and gas exploration and production, venture capital, real estate, and art. On February 16, 2016, the Court of Queen’s Bench of Alberta granted an Order whereby Alvarez & Marsal Canada Inc. was appointed receiver and manager of Bumper Development Corporation Ltd. and Bumper Development Corporation. Mr. Keough’s employment with Bumper was terminated prior to that on December 31, 2015. Bumper Development Corporation is a wholly owned subsidiary of Bumper Development Corporation Ltd.

To the knowledge of management of the Corporation, no Executive Officer of the Corporation is or has, within the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties and Sanctions

To the knowledge of management of the Corporation, no Executive Officer has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

For information concerning the directors of Sundial, see the information contained under the heading “Director Nominees” in this Information Circular.

INTERESTS OF EXPERTS

Other than as set forth below, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, under NI 52-102 by Sundial during, or related to, its most recently completed financial year and whose profession or business gives authority to such report, valuation, statement or opinion made by such person or company.

KPMG provided external audit services to Sundial for the year ended December 31, 2021. KPMG was Sundial’s auditor for the year ended December 31, 2021 and is not seeking reappointment at the Meeting. KPMG has confirmed that they are independent with respect to Sundial within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be, elected, appointed or employed as a director, officer or employee of Sundial or of any of Sundial’s associates or affiliates.

RISK FACTORS

Shareholders should consider the risks described in this Information Circular under the heading “Risks Associated with the Arrangement and the Share Consolidation”, as well as in the Sundial Annual Report, which is available under Sundial’s issuer profiles on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively, together with the other information contained in or incorporated by reference into this Information Circular.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as publicly disclosed or discussed in the documents incorporated by reference herein, Sundial is not party to any legal proceedings since the beginning of the most recently completed financial year, nor has it been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation within the three years immediately preceding the date hereof.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Mr. Zach George, a director and CEO of Sundial, resides outside of Canada. Mr. George has appointed McCarthy Tétrault LLP, Suite 4000, 421 — 7th Avenue SW, Calgary, Alberta T2P 4K9 as his agent for service of process in Alberta. Potential investors of Sundial are advised that it may not be possible for investors to enforce judgments obtained in Canada against a person that resides outside of Canada, even if the party has appointed an agent for service of process.

APPENDIX “K”

INFORMATION CONCERNING NOVA CANNABIS INC.

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix “K” and not otherwise defined in this Appendix “K” have the respective meanings given to such terms under the heading “Glossary of Terms” in this Information Circular to which this Appendix K is attached.

Forward-Looking Statements

Certain statements contained in this Appendix “K”, and in certain documents incorporated by reference in this Appendix “K”, constitute forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to future events or Nova’s future performance. See “Forward-Looking Statements” in this Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Appendix “K” and the risk factors incorporated by reference from the Nova Interim MD&A and the Nova Annual MD&A.

General

Nova’s governing corporate statute is the Business Corporations Act (Alberta). Nova’s principal business is the sale of cannabis products pursuant to the Cannabis Act (Canada), including the Cannabis Regulations (Canada). Nova is focused on developing a market-leading cannabis business within the regulatory frameworks of the Provinces of Alberta, Ontario and Saskatchewan. In accordance with the rules of the Alberta Gaming, Liquor and Cannabis Commission in Alberta, the Alcohol and Gaming Commission of Ontario in Ontario and the Saskatchewan Liquor and Gaming Authority in Saskatchewan, Nova offers those products for sale which are permitted to be sold in recreational cannabis retails stores in each respective Province.

Nova currently serves the adult-use retail cannabis markets in the Provinces of Alberta, Saskatchewan and Ontario. Nova now owns and/or operates 80 cannabis retail stores in those Provinces. These stores currently operate under the brand “Value Buds” for locations in Alberta and Ontario and under the brand name “Sweet Tree Cannabis Co.” for the location in Saskatchewan.

Further details concerning Nova, including information with respect to Nova’s assets, operations and history, are provided in the Nova AIF. Readers are encouraged to thoroughly review the Nova AIF as it contains important information about Nova.

Nova’s corporate services office is located at Suite 101, 17220 Stony Plain Road NW, Edmonton, Alberta T5S 1K6. Nova’s registered office is located at Suite 4000, 421 — 7th Avenue S.W., Calgary, Alberta T2P 4K9.

Recent Developments

Alcanna Transaction

On March 31, 2022, Nova’s parent company, Alcanna, announced the completion of the Alcanna Transaction. As a result of the completion of the Alcanna Transaction, Alcanna became a wholly-owned subsidiary of Sundial and Sundial indirectly acquired an approximately 63% ownership interest in Nova, as Alcanna is the registered holder of 35,750,000 Nova Shares.

Board and Management Changes

On March 31, 2022, Nova announced changes to both its Board and management team in connection with the completion of the Alcanna Transaction. James Burns (former Board Chair), Thomas Bitove, Ross Sinclair, Marvin Singer and Darren Karasiuk all resigned from the board of directors of Nova, while Ron Hozjan scontinue to serve as a director of Nova and was appointed the Chair of the Audit Committee. Nova also announced the resignation of Darren Karasiuk as President and Chief Executive Officer and that the former Chief Operating Officer, Marcie Kiziak, was appointed as President and Chief Executive Officer of Nova and President, Cannabis Retail of Sundial. Furthermore, Cameron Sebastian was appointed as Chief Financial Officer and Corporate Secretary of Nova, while David Gordey, the former Chief Financial Officer of Nova, resigned from the position of Chief Financial Officer.

Sale of Ontario Cannabis Retail Locations

The Cannabis Control Act, the Cannabis Licence Act and the regulations in the Province of Ontario (the “Ontario Cannabis Act”) prohibits licensed producers of cannabis from owning or controlling, either directly or indirectly, entities that hold retail operator licenses for the sale of cannabis (other than single “farmgate cannabis retail stores”, which permit licensed producers to have a production site including a storefront, similar to vineyards). As a licensed producer of cannabis, Sundial, the indirect parent of Nova following the completion of the Alcanna Transaction, is restricted from holding more than a 25% interest in any of Nova’s licensed cannabis retail stores located in the Province of Ontario. In connection with the Alcanna Transaction, Nova sold all of Nova’s cannabis retail stores in Ontario (the “Ontario Reorganization”) in order to comply with the Ontario Cannabis Act.

Under the Ontario Reorganization, Nova sold twenty-one (21) recreational cannabis retail stores (the “Ontario Stores”) previously owned—which were either already opened or planned to be opened in the coming months — to Spirit Leaf Ontario Inc. (the “Ontario Purchaser”) pursuant to an asset purchase agreement dated March 30, 20222 (the “Ontario Purchase Agreement”). Pursuant to the Ontario Purchase Agreement, NCS LP, a wholly-owned subsidiary of Nova and direct owner of the Ontario Stores, sold the assets (the “Purchased Assets”) related to the Ontario Stores (the “Ontario Business”), excluding cash and cash equivalents, certain inventory and other assets not related to the Ontario Business. The purchase price for the Purchased Assets was payable by way of a secured promissory note in the amount of $11.0 million (the “Promissory Note”). No interest is due and payable on the principal amount of the Promissory Note; however, if there is a default of the Ontario Purchaser, interest shall accrue at prime plus two (2%) percent per annum, calculated and payable monthly in arrears. The principal amount owing under the Promissory Note is payable no later than nine (9) months following the date of the Ontario Purchase Agreement. The repayment obligations set out in the Promissory Note are secured by the Security Agreement (as discussed and defined below).

Pursuant to the Ontario Purchase Agreement, all of the Cannabis Retail Operator Licences and Cannabis Retail Store Authorizations pertaining to the Ontario Stores were relinquished and surrendered to the AGCO. Concurrently with the sale of the Purchased Assets, the AGCO granted new Cannabis Retail Operator Licences and Cannabis Retail Store Authorizations pertaining to the Ontario Stores to the Ontario Purchaser. Concurrently with the execution of the Ontario Purchase Agreement, NCS LP and the Ontario Purchaser entered into certain ancillary agreements related to the Ontario Reorganization and continued operation of the Ontario Stores, including: (i) an intellectual property license and services agreement (the “Services Agreement”); (ii) the option agreement (the “Option Agreement”) related to the Buyback Option (as defined below); (iii) a general security agreement (the “Security Agreement”); and (iv) an intercreditor priority agreement (the “Intercreditor Agreement”).

As a result of the Ontario Reorganization, Nova no longer owns, but continues to operate, the Ontario Stores. Pursuant to the Services Agreement, the Ontario Purchaser has engaged and appointed NCS LP to operate the Ontario Stores and provide the Services (as defined below) subject to the oversight, control and discretion of the Ontario Purchaser over certain activities, as owner of the Ontario Stores. The parties have agreed that the Ontario Stores shall be operated and maintained in substantially the same way and remain in the same state of repair as they were prior to the transactions contemplated by the Ontario

Purchase Agreement. Further, NCS LP granted the Ontario Purchaser a non-exclusive license to, among other things, use the “Value Buds” banner and related intellectual property rights to allow for the continued operation of the Ontario Stores under the “Value Buds” branding.

Pursuant to the Services Agreement, the Ontario Purchaser has retained NCS LP to provide operational services including retail operating personnel, security, construction and design, training, general retail systems and other administrative services (collectively, the “Services”). Nova is entitled to participate in the economic upside of the Ontario Stores based on the operating performance of such stores as follows: (i) if the net profits from an Ontario Store are negative in a given month, NCS LP will advance an operating loan to the Ontario Purchaser in the amount equal to the net loss (collectively, the “Operating Loans”); and (ii) if the net profits from an Ontario Store are positive in a given month, any net profits will be used to first pay down the Operating Loans, if any, and, if there are any remaining profits, NCS LP will be allocated 75% of such profits, with the Ontario Purchaser being allocated the remaining 25%. The Operating Loans are to be advanced by NCS LP within 30 days after NCS LP receives notification of the net negative profits in respect of such calendar month. In addition, NCS LP may advance additional Operating Loans to the Ontario Purchaser in respect of capital expenditures or other discretionary items.

The Services Agreement will immediately and automatically terminate upon exercise of the Buyback Option and may be terminated prior thereto by agreement of the parties or in an event of material breach or default, including if the Ontario Purchaser takes any action that could be expected to harm Nova’s intellectual property rights. Furthermore, the Ontario Purchaser may not sell or encumber the Purchased Assets or any right or interest therein without Nova’s prior consent.

The obligations of the Ontario Purchaser for the payment of the Purchase Price under the Promissory Note and the repayment of any Operating Loans are secured by the Security Agreement. Pursuant to the Security Agreement, the Ontario Purchaser has granted Nova a security interest in the Purchased Assets and all of the other real and personal property of the Ontario Purchaser. In connection with the Security Agreement, NCS LP, the Ontario Purchaser and Inner Spirit, a wholly-owned subsidiary of Sundial, entered into the Intercreditor Agreement. Pursuant to the Intercreditor Agreement, any indebtedness owing from the Ontario Purchaser to ISH, and any related security interest or collateral of ISH affecting the assets of the Ontario Purchaser, have been subordinated to the obligations of the Ontario Purchaser owing to NCS LP pursuant to the Promissory Note and the Operating Loans.

Pursuant to the Option Agreement, the Ontario Purchaser granted an irrevocable option to NCS LP to repurchase all of the Purchased Assets, plus any cash and retained earnings of the Ontario Business (the “Buyback Option”), for a purchase price of $11.0 million, subject to adjustment in certain circumstances. The purchase price may be adjusted if: (i) pursuant to the Services Agreement, there is any balance owing in respect of the Operating Loans upon termination of the Services Agreement due to exercise of the Buyback Option, then such balance owing will be paid as a reduction to the purchase price; and (ii) pursuant to the Option Agreement, if there is any (a) material deterioration in the state of repair of the Purchased Assets or (b) any material decline or appreciation of the value of the Purchased Assets, then such purchase price may be adjusted to reflect such material deterioration, decline or appreciation, as applicable.

The Buyback Option shall become exercisable by NCS LP at such time that: (i) the direct and indirect control of Sundial and its affiliates over the voting securities of NCS LP is equal to or less than the maximum proportion permitted by the Ontario Cannabis Act; (ii) any agreements to which Nova, Alcanna or its affiliates are a party have been amended to comply with the Ontario Cannabis Act; and (iii) the exercise of the Buyback Option otherwise complies with the Ontario Cannabis Act. The Buyback Option shall be exercisable by Nova for a period of four months following the satisfaction of such conditions precedent.

Due to Nova’s obligations to fund and staff store operations, including control over other relevant activities, with exposure to variable returns from the store operations, Nova concluded that there was no change in accounting control of the Ontario Stores, and no required derecognition at March 30, 2022. As such, Nova continues to report the results of store operations.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular, including this Appendix “K”, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this Information Circular by reference may be obtained on request without charge from the corporate services offices of Nova at 101, 17220 Stony Plain Road NW Edmonton, Alberta T5S 1K6, or by telephone at 403-948-5227. In addition, copies of the documents incorporated by reference herein may be obtained by accessing the disclosure documents available through the Internet on Nova’s SEDAR profile at www.sedar.com.

The following documents of Nova are filed with the various securities commissions or similar authorities in certain provinces of Canada and are specifically incorporated by reference in and form an integral part of this Information Circular:

(a)	the Nova AIF;

(b)	the Nova Annual Financial Statements;

(c)	the Nova Annual MD&A;

(d)	the Nova Interim Financial Statements;

(e)	the Nova Interim MD&A;

(f)	the management information circular of Nova dated May 25, 2022, relating to the annual meeting of Nova shareholders to be held on June 24, 2022; and

(g)	the material change report dated April 8, 2022, relating to the changes to the board of directors and management of Nova.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Nova with the securities commissions or similar authorities in Canada subsequent to the date of this Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular including this Appendix “K”.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Risk Factors

Shareholders should carefully consider the risk factors described under the heading “Risk Factors” in the Nova AIF, the Nova Interim MD&A and the Nova Annual MD&A, each of which is incorporated by reference herein. In addition, Shareholders should carefully review and consider all other information contained in this Information Circular together with all other information incorporated by reference in this Information Circular, before making a decision to vote for or against the Arrangement Resolution and consult their own experts where necessary. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Information Circular.

Consolidated Capitalization

There have been no other material changes in the share and loan capital of Nova, on a consolidated basis, since March 31, 2022, other than an increase to the total principal amount available to Nova under the uncommitted revolving credit facility with Sundial (the “Credit Facility”) from $10 million to $15 million. As of the date of this Information Circular, the total outstanding principal amount drawn on the Credit Facility is $7.5 million.

See the Nova Interim Financial Statements and the Nova Interim MD&A incorporated by reference in this Information Circular for additional information with respect to Nova’s consolidated capitalization.

Description of Share Capital

Nova is authorized to issue an unlimited number of Nova Shares and an unlimited number of Nova Preferred Shares, issuable in series. As at the date hereof, there are 57,092,928 Nova Shares and no Nova Preferred Shares issued and outstanding. For a description of the Nova Shares and Nova Preferred Shares, see “Description of Capital Structure” in the Nova AIF, which is incorporated by reference in this Information Circular.

Prior Sales

Nova has not sold or issued any Nova Shares or Nova Preferred Shares or securities convertible into Nova Shares or Nova Preferred Shares during the 12-month period prior to the date of this Information Circular, other than as described in the Nova AIF and the Nova Interim MD&A, except as set out below:

Date of Issue or Grant	Number and Type of Security		Issue Price per Security ($) (on a 5-day volume weighted average trading price)
March 31, 2022	7,205 Nova DSUs	(1)	2.60
May 12, 2022	120,000 Nova RSUs	(2)	1.50

Notes:

(1)	Deferred Share Units (“Nova DSUs”) are issued to members of the board of directors of Nova in accordance with Nova’s equity award plan.

(2)	Restricted Share Units (“Nova RSUs”) are issued to members of management in accordance with the Corporation’s equity award plan.

Price Range and Trading Volumes

The Nova Shares are listed and trade on the TSX under the symbol “NOVC”. On June 20, 2022, the last trading day prior to the date of this Information Circular, the closing price of the Nova Shares on the TSX was $0.97.

The following table sets forth the price range and trading volume of the Nova Shares on the TSX as reported by the TSX for the periods indicated.

	Price Range
Date	High ($)	Low ($)	Trading Volume
2021
June	3.15	2.80	419,474
July	2.95	2.50	575,713
August	3.09	2.80	1,527,972
September	4.42	2.90	1,803,275
October	4.40	3.00	3,221,346
November	4.11	2.64	1,600,941
December	3.80	2.32	473,393
2022
January	3.28	2.65	648,974
February	3.17	2.75	265,084
March	2.90	2.21	936,918
April	2.66	1.66	447,816
May	2.04	1.01	1,174,186
June (1 to 20)	1.29	0.82	178,042

Auditors, Transfer Agent and Registrar

The auditors of Nova are PwC. PwC has confirmed they are independent with respect to Nova within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Odyssey, at its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar of the Nova Shares.

Material Changes in the Affairs of Nova

Except as publicly disclosed or otherwise described in this Information Circular, the directors and officers of Nova are not aware of any plans or proposals for material changes in the affairs of Nova.

Interest of Informed Persons in Material Transactions

Other than as described herein and in the applicable documents incorporated by reference, there were no material interests, direct or indirect, of Nova directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the Nova Shares, or any other Informed Person (as defined in NI 51-102) or any known associate or affiliate of such persons, in any transaction since January 1, 2022, or in any proposed transaction, which has materially affected or would materially affect Nova.

Interest of Experts

Other than as set forth below, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, under NI 52-102 by Nova during, or related to, its most recently completed financial year and whose profession or business gives authority to such report, valuation, statement or opinion made by such person or company.

PwC provided external audit services to Nova for the year ended December 31, 2021. PwC is Nova’s auditor and has confirmed that they are independent with respect to Nova within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be, elected, appointed or employed as a director, officer or employee of Nova or of any of Nova’s associates or affiliates.

Additional Information

Additional information relating to Nova is available on Nova’s SEDAR profile at www.sedar.com. Financial information in respect of Nova and its affairs is provided in the Nova Annual Financial Statements, Nova Annual MD&A, Nova Interim Financial Statements and Nova Interim MD&A which can be accessed on SEDAR at www.sedar.com.

APPENDIX “L”

SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Sundial Growers Inc. (the “Corporation”) be and it is hereby authorized to file articles of amendment under the Business Corporations Act (Alberta) to amend its articles of association (“Articles”) to change the number of issued and outstanding common shares of the Corporation (the “Common Shares”) by consolidating the issued and outstanding Common Shares on the basis of not more than one (1) post-consolidation Common Share for every 25 pre-consolidation Common Shares and not less than one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Share Consolidation”), such amendment to become effective at a date in the future to be determined by the board of directors of the Corporation (the “Board”) when the Board considers it to be in the best interests of the Corporation to implement such Share Consolidation, but in any event not later than one year after the date on which this resolution is approved.

2.

The amendment to the Articles giving effect to the Share Consolidation will provide that no fractional Common Shares will be issued in connection with the Share Consolidation and that the number of post-consolidation Common Shares to be received by a registered shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such holder would otherwise be entitled to receive upon the implementation of the Share Consolidation.

3.

Notwithstanding that this special resolution has been duly adopted by the shareholders of the Corporation, the Board be and it is hereby authorized, in its sole discretion, to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the shareholders of the Corporation.

4.

Any director or any officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name and on behalf of the Corporation, to execute and deliver such notices and documents, including, without limitation, the articles of amendment to the Registrar under the Business Corporations Act (Alberta), and to do such acts and things as in the opinion of that person, may be necessary or desirable to give effect to this special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.